Yamana Gold Inc.

2022
Notice of Annual Meeting of Shareholders
Management Information Circular

What's Inside

Notice of our 2022 Annual Meeting of Shareholders

When April 28, 2022 11 a.m. (Toronto time)	Where Design Exchange Toronto-Dominion Centre 234 Bay Street Toronto, Ontario and, online at: https://web.lumiagm.com/486681229

You have received this management information circular because you owned common shares of Yamana Gold Inc. (Yamana) on March 11, 2022 (the record date set by the board of directors), and are entitled to vote at our 2022 annual meeting of shareholders.

Management is soliciting your proxy for the meeting. We are soliciting proxies mainly by mail; however, a Yamana employee may also contact you.

This year, we are providing shareholders with an opportunity to attend our annual meeting and vote, either in person, by proxy or online at the meeting. Shareholders who decide to participate online will be able to listen to the meeting, ask questions and vote, all in real time, as long as you are connected to the internet as described on page 10.

Information in this circular is as of March 22, 2022, unless stated otherwise. All dollar amounts are in United States (US) dollars based on the close of business exchange rates quoted by the Bank of Canada, unless indicated as Canadian dollars (Cdn$).

On March 22, 2022, the board of directors approved the contents of this circular and authorized us to send it to all registered shareholders of record.

By order of the board of directors,

“Sofia Tsakos”

Sofia Tsakos
Senior Vice President, General Counsel and Corporate Secretary

Yamana Gold Inc.
Toronto, Ontario
March 22, 2022

Message from the President and Chief Executive Officer

Delivering today, for tomorrow
In 2021, Yamana continued to execute against its strategic priorities: advancing growth opportunities at our existing operations, investing in exploration to replenish our mineral reserve and mineral resource base and expanding our project pipeline, while maintaining responsible capital allocation.

We closed out the year with excellent results. We increased production and lowered costs, and continued to prioritize the health and safety of our people and communities. As of February 2022, more than 99% of our employees and contractors at our wholly owned operations and exploration projects have received at least one dose of a COVID-19 vaccine and more than 94% have received two doses. Approximately 55% of workers have received a third dose booster shot.

Record operational and financial results
We produced 1,011,180 gold equivalent ounces (GEO), exceeding our guidance of 1,000,000 GEO. Our operational success was underpinned by record full-year gold production at Jacobina and strong momentum at Canadian Malartic and El Peñón, all of which exceeded guidance.

Our high-quality portfolio, optimized operating footprint and focused procurement practices helped us achieve these results at an all-in sustaining cost (AISC) of $1,030 per GEO, lower year-over-year. The impressive operational results and favourable cost performance helped generate significant cash flow, increasing over 20% year-over-year to $742.3 million.

[callout]
Operational excellence lays the path for future success. At Yamana, we are committed to delivering today – for tomorrow.
[end callout]

Five-year track record of resources growth
Mineral resource growth is fundamental to long-term value creation and we’ve distinguished ourselves among our peers through our efforts. Since 2017, we have recorded a 32% increase in GEO mineral reserves and mineral resources at our five operating mines. With the addition of Wasamac, our underground gold project located in Quebec’s prolific Abitibi region, GEO mineral reserves and resources increased by 45%.

Operational excellence fuels performance
Jacobina: permit received, Phase 2 ramp-up begins
Jacobina continues to be a standout performer, consistently exceeding expectations with year-over-year production and cash flow growth. It posted record full-year production in 2021 and increased year-over-year production for the eighth year in a row. Its exceptional geological endowment, underpinned by exploration discoveries, proves Jacobina to be a generational asset where we can demonstrate several decades of mine life and value creation.

Receiving the necessary permit for Jacobina in early December allows for throughput to increase to 10,000 tonnes per day (tpd), and marks a significant milestone in the Phase 2 ramp-up and facilitates the future Phase 3 expansion.

Continued operational excellence at Canadian Malartic sets the stage for Odyssey
Canadian Malartic delivered yearly production of 357,392 ounces of gold on a 50% basis, exceeding our guidance of 350,000 ounces. Cash costs and AISC for the year were largely in line with the guidance ranges and lower year-over-year.

Based on technical study results we completed in February 2021, we made a positive construction decision on the Odyssey project, the large underground development which transitions the mine into its next phase. The project advanced significantly this past year, with several milestones achieved in the fourth quarter. Construction continues to be on budget and on schedule.

El Peñón replaces gold mineral reserves for fourth straight year
El Peñón is a consistent performer with low costs and strong free cash flow generation. Successful drilling this past year resulted in the operation achieving a fourth consecutive year of adding new mineral reserves in excess of mining depletion.

Establishing positive momentum at Cerro Moro
For our newest operation, 2021 was a pivotal year. Cerro Moro successfully replaced depletion of GEO mineral reserves and mineral resources, largely as a result of exploration and expansion of high-grade veins at the main ore bodies of Zoe, Martina and Naty. These results establish what we expect to be an ongoing trend of year-over-year mineral reserve and mineral resource growth.

Optimizing Minera Florida
Minera Florida is a consistent performer with a clear path for production growth. The plant de-bottlenecking study is advancing and is expected to increase throughput from 2,500 tpd to 3,300 tpd, resulting in annual production of 120,000 ounces. The environmental and social impact assessment (ESIA) was submitted in the fourth quarter of 2021. We expect approval to take about 18 months, with another 12 months to receive secondary permits.

Creating long-term value, today
In 2021, we replaced gold mineral reserves at each of our wholly-owned operations and by 130% over mined depletion, highlighting the sustainability and longevity of our existing asset base. There are also several compelling development and exploration stage projects in our pipeline, all of which have the potential to drive significant long-term production upside towards the end of the current decade and beyond, presenting the opportunity for further growth and significant value creation.

For example, in July we announced a positive development decision on Wasamac and expect to receive all permits and certificates of authorization required for project construction by the third quarter of 2024. First production is planned for the fourth quarter of 2026, and we have already identified opportunities to accelerate the production ramp-up and decrease the processing plant construction period, which would improve timing significantly over the feasibility study's base case production profile.

Sustainability for a better tomorrow
We’re taking a forward-looking approach to our business – in our operations and in all the measures that contribute to our social license to operate. We have established a transparent, quantitative approach to our environmental, social and governance (ESG) and health, safety and sustainable development (HSSD) commitments. We measure them through our Social License to Operate Index and fully integrate these performance indicators into our strategy and operations.

This past year, we completed foundational work on our Climate Action Strategy. It sets out our commitment to a low-carbon future and was approved by our board of directors in February. This foundational work included the determination of base-year emissions, emissions forecasts, greenhouse gas (GHG) abatement strategies, and physical and transition risks aligned with the Task Force on Climate-related Financial Disclosures (TCFD).

We have raised our climate action ambition by adopting a 1.5ºC target compared to pre-industrial levels. This will require us to reduce emissions by between 4% to 5% annually until 2030, and we’re committed to achieving that goal.

We are on track to produce approximately 85% of our GEO with renewable energy by the end of 2022. As part of our growth plans at Wasamac, Odyssey and Jacobina, we are evaluating opportunities to further reduce GHG emissions by investing in battery-electric vehicles, automation and other emerging technologies. Hydroelectric and other forms of non-fossil fuel energy constitute more than 99.9% of the Quebec grid energy, and our near-term growth in both Quebec and Brazil will leverage electrical grids that have a high proportion of green, renewable energy.

We are proud of the work completed on our Climate Action Strategy and we will continue to explore other opportunities to further improve GHG abatement efforts and improve the sustainability of our operations.

Built to perform for the long term
In 2021, we delivered on every measure. Most importantly, we have consolidated our solid platform for long-term value creation – a platform founded on our first-rate asset portfolio, internally-funded growth and strong social license to operate. This is all thanks to the hard work, talent and passion of our people. I want to acknowledge and thank them for their outstanding contributions this past year, and their continued commitment as we look forward to the opportunities that lie ahead.

Sincerely,

“Daniel Racine”

Daniel Racine
President and Chief Executive Officer
Yamana Gold Inc.

Message from the Executive Chairman

This has been a very positive year for Yamana, beginning with strong production and low costs and extending to exploration successes, positive climate action developments and beyond.

We have continued to grow in value-enhancing ways, increasing our reserves and the lifetime of our mines in a targeted, considered manner. Thankfully, across much of the world, the COVID-19 pandemic has been receding, and as communities and economies recover, we are proud that our commitment to employee health and exceptional asset quality have allowed us to remain resilient throughout this challenging period.

Focus on financial flexibility

We have said that creating financial flexibility allows us to effectively manage all our capital allocation priorities without compromise, highlighting not only our short-term resilience and strong business foundations, but also positioning us to take advantage of opportunities that support our long-term strategy.

Our robust balance sheet and available liquidity position us well to fully fund and deliver on our optimization initiatives at our existing operations, and deliver on our exciting pipeline of organic growth projects. We are able to do this while continuing to strengthen capital returns to shareholders through increasing dividends and a new share repurchase program.

A sustainable platform for growth

I am proud of the company-wide efforts that delivered record annual production from Yamana mines in 2021. We have successfully replaced reserves at each of our wholly-owned operations thanks to our ongoing exploration successes. Indeed, we have done more than that, as gold equivalent reserves at our wholly-owned assets increased by 39% this year.

Our stakeholder and government engagement efforts company-wide have been very successful. Such engagement is crucial to securing future expansion projects, like at Jacobina, where we received the necessary permit for both Phase 2 and Phase 3 of our future expansions well ahead of schedule.

[callout]
We plan for the long term, and adapt and optimize to meet the ever-changing needs and demands of our business, stakeholders and employees. We are focused on building on our strong foundations and delivering longer-term value to our shareholders and the communities where we operate.
[end callout]

Building on foundations

Our 10-year outlook outlined our aim to achieve a long-term presence. As our production occurs in well-defined mining-supportive regions, we see ourselves as regionally dominant during that outlook period and beyond. I have used the term “generational assets” to encapsulate these ideas. Generational assets are mines that produce at meaningful levels for several decades, often with district potential. These mines provide stability in revenues and growth projections, and we have proportionally more generational mines in our portfolio than many of our peers.

Canadian Malartic is the largest open pit gold mine in Canada and our Odyssey project, which will position it as the largest underground gold mine in the country, will extend the mine life to at least 2039. This mine is truly a generational asset. The current mine plan only accounts for roughly half of the resource base and we continue to grow this with exciting discoveries, most recently at East Gouldie, where we added 1.5 million gold ounces to inferred mineral resources, on a 100% basis. We continue to see exciting exploration drill results, and it is no surprise that the Canadian Malartic team was awarded the "Discovery of the Year" Award by the Quebec Mineral Exploration Association for their work at East Gouldie.

The Wasamac project in the Abitibi-Témiscamingue region is another flagship generational asset. It has the potential to be a cornerstone mine for decades to come, given its significant resource potential and footprint within a prolific mining district. This focus underpins the additions of the Francoeur, Arntfield and Lac Fortune gold properties to Wasamac’s footprint.

Exploration at Wasamac has defined an entirely new shear zone, highlighting the excellent exploration potential and opportunity to further grow the mineral inventory and support a production platform over a mine life of at least 15 years. The approved development plan estimates 169,000 ounces per year over 10 years – so our focus on exploration and creating generational assets has already resulted in a projected increase of over 1.3 million ounces. That is true value generation. Not only have we produced over a million gold equivalent ounces in 2021, but we have, from one mine alone, managed to grow mineral inventory by over that amount.

Through our 56.25% ownership interest in the MARA project, we have a dominant stake of what will be a multi-decade, low-cost copper-gold operation with life-of-mine annual production of 469 million pounds of copper equivalent on a 100% basis, underpinned by one of the lowest capital intensities of comparable projects globally. At a time when the world is pursuing the electrification of the global power grid, we have a majority ownership interest in what will be among the top 25 copper producing mines in the world.

At El Peñón and Jacobina, we have consistently delivered increasing resources and reserves, and achieved steady and increasing production growth and significant exploration successes. At El Peñón, we now have several areas that show extensions of historical high-grade wide veins, with the potential to increase mine life and take advantage of plant capacity, allowing more ore processing, greater production and more cash flow. This is similarly true at Jacobina. Its resources and reserves support a considerable mine life along with several planned plant expansions that will significantly increase production and cash flow.

A return to basics

I firmly believe that value is driven by the potential that comes from exploration, increasing resources, broader growth and operational expertise, not from what dividend one can pay or other near-term valuation metrics.

Focusing our energy on how to properly value companies requires a shift back to basics – to net asset value as the defining metric of success. Cash returns are relevant, but not so much in the amount, or the yield, as in the financial discipline required by management to pay it, increase it and maintain it, and make it sustainable.

A responsible approach to mining

Our generational outlook applies to both our corporate behaviour and our business strategy. As we look to build assets, it is imperative that we continue to be a responsible and sustainable business. This means we must be transparent – in our engagement with stakeholders, in our progress on sustainability matters and in our operating results. Transparency puts a welcome focus on our activities and pushes us to consistently enhance the way we do business.

Holding ourselves to high environmental, social and governance (ESG) and sustainability standards underpins our social license to operate, creates positive social outcomes for the communities we serve, and is fully aligned with running a profitable business and attracting investment. Our social license to operate is quantified and integrated into our strategy and operations through our Social License to Operate Index, an industry-leading approach of measuring how responsibly we are operating.

We also established a transparent, quantitative approach to our ESG and health, safety and sustainable development (HSSD) commitments. We completed foundational work on our Climate Action Strategy in late 2021, raising our climate action ambition from a 2ºC-aligned target in early 2021 to a 1.5ºC target by 2030. This will require us to reduce emissions by between 4% to 5% annually but with only a modest, incremental investment in the process. We are already on track to produce approximately 85% of our GEO using renewable energy by the end of 2022. We will continue to assess opportunities to further improve greenhouse gas abatement efforts, including adopting new technologies for our new mines.

Our new HSSD Performance Index instills a sense of ownership and accountability for key ESG metrics and is something that everyone has a responsibility for, no matter where they sit within our business.

In conclusion

We are moving forward with a clear, well-executed, long-term strategy to optimize operations, advance projects and create long-term value for our stakeholders. 2021 has shown that this strategy allows for stable and continuous growth.

The senior executive group is comprised of outstanding individuals whose expertise encompasses all areas that are crucial to our business – our board of directors is comprised of an equally outstanding and diverse group that provides invaluable perspective and guidance.

I would like to personally thank them and all Yamana employees whose talent, commitment and hard work have contributed to our success this past year, allowing us to build on our strong foundation.

Sincerely,

“Peter Marrone”

Peter Marrone
Executive Chairman
Yamana Gold Inc.

An overview of environmental, social and governance matters at Yamana

At Yamana, we believe that achieving environmental, social and governance (ESG) excellence is a core part of our business and is essential to our future growth and profitability. It also defines, to a significant degree, our reputation. Increasingly, reputation in the mining sector is the currency necessary to advance our business. We believe that reputation is the product of two things: the trust-based relationships we forge with a range of stakeholders, especially host communities; and our on-the-ground performance.

ESG at Yamana encompasses a range of business functions, including health and safety, environmental protection, community relations and development, tailings management, human rights, government relations and security, in addition to the breadth of corporate governance elements that apply to all aspects of our business.

Below are some highlights of our approach to ESG, including how it’s integrated into our governance structure, our strategy, our management of risk and our operational practices, and some of the metrics we use to track our progress and drive our performance. You will find more information on page 31 of this circular, and in our latest annual material issues report available on our website.

Governance

Governance of ESG is built into our overall governance structure, management systems and practices. Responsibility for ESG is embedded in a variety of departments across the company. You can read about our high standards of governance and stewardship starting on page 27.

Board of directors
The board is responsible for overseeing strategy, governance and risk, such as the risks and opportunities associated with ESG factors, including workplace safety, environmental and social performance, and climate change.

The Executive Chairman drives and facilitates ESG policy development and the implementation of commitments, in consultation with the board and with the support of the President and CEO and the Senior Vice President, Health, Safety and Sustainable Development (HSSD).

The board's Sustainability Committee oversees management’s efforts to achieve ESG excellence in health, safety, environment and community relations, tailings and human rights matters, management system development and implementation, compliance issues, incidents and risk management.

Corporate HSSD
The Senior Vice President, HSSD is responsible for the majority of ESG factors at Yamana, oversees the corporate HSSD team and reports directly to the President and CEO.

Corporate and regional HSSD
Corporate and regional HSSD Directors liaise directly with our operations to assist with the implementation of strategy and management systems, to support identification and management of operational-level risks and provide ongoing reports, as required, on key HSSD performance indicators to senior executives, the President and CEO, the Executive Chairman and the board.

The Director, Tailings has an indirect reporting line to the Executive Chairman and President and CEO on behalf of the board, and a direct reporting line to the Senior Vice President, HSSD.

Mine Sites
Each operation has an HSSD team that is led by a member of the senior management team and which reports regularly to the site’s general manager, the regional HSSD Director and the corporate HSSD team.

Strategy and risk management

Yamana’s strategy is driven, first and foremost, by identifying and managing impacts and risks on the ground at our operations, to our workers, host communities and the environment. Our vision of 'One Team, One Goal: Zero' for HSSD across all our sites shapes our ESG strategy company-wide.

We identify a broad range of HSSD aspects, impacts and risks that can arise at our operations and focus much of our attention on the material issues, which change from site to site and are identified by our operational senior management, HSSD professionals, and through ongoing engagement with stakeholders in those regions. Material aspects, issues and risks are those that could have an adverse effect on our operations and our business, and those that are perceived as material by our stakeholders. At a corporate level, Yamana reports on these issues in an annual Material Issues Report, with 2021 representing our 13th year of reporting, and our Global Reporting Initiative (GRI) table, both of which are available on our website.

The foundation of responsible risk management is identifying and complying with all applicable legal requirements at our operations. We build on this foundation by incorporating evolving international best practices, such as our Social License to Operate Index, Environmental KPIs and guidance from external codes and standards, into operational practices, and by applying Yamana’s HSSD Management Framework. (You can read about our industry-leading HSSD practices in our Material Issues Report.)

In 2021, we continued to align with evolving international best practice standards. We successfully completed the second year of a three-year process to implement the Mining Association of Canada’s Towards Sustainable Mining (TSM) initiative and the World Gold Council’s Responsible Gold Mining Principles (RGMPs). These two external standards focus on improvements to operational performance across a series of material ESG aspects to strengthen relationships with host communities and other stakeholders. We also formalized our alignment with the Voluntary Principles on Security and Human Rights and began implementing them at our wholly-owned operations. We are incorporating these and other ESG aspects into HSSD standards that will establish a single high standard of performance across the business. Our HSSD standards will also describe steps we will take to define leadership positions on important issues, such as water management and climate change.

Yamana formally adopted a board-approved climate strategy in early 2021, at the direction of the Executive Chairman, to demonstrate climate change leadership and our commitment to the transition to a low-carbon future. We advanced our work to define our baseline emissions year (2019) and our business-as-usual emissions projections, based on approved life-of-mine plans. We announced in December 2021 that we had raised our climate ambition to align with a science-based 1.5°C target compared to pre-industrial temperatures, and that we will require annual GHG emissions reductions of 4% to 5% to 2030. We have identified projects that will allow us to meet the 2030 target with modest expenditure. At the same time, we will advance our plans towards meeting our aspirational net-zero 2050 target.

Tailings management

Tailings management has long been a material issue for the mining industry. We believe that our tailings governance is best-in-class. We updated our tailings management framework in 2020 to reflect evolving international best practice and apply it to all tailings management activities at our operations. Sites maintain and regularly report on performance indicators and risk assessment. These are tracked and reported from operations to the Director, Tailings through to senior management, the President and CEO, the Executive Chairman and the board. In addition to internal reviews, our facilities undergo regular third-party expert reviews and audits. You can read more about our tailings management process in our Material Issues Report. A detailed facility-by-facility analysis for every Yamana tailings facility is available on our website. In 2021, we committed to implement the elements of the Global Industry Standard on Tailings Management (GISTM); our commitment to the MAC TSM tailings protocol goes a long way to meeting the GISTM.

Material Issues Report [callout with image of report] You'll find our latest annual Material Issues Report on our website (www.yamana.com).

Metrics
One of the primary ways we achieve ESG excellence is through an explicit link to compensation. We have an HSSD Performance Index that drives improvement in key areas. The index includes leading and lagging measures, as well as site-specific improvement initiatives, and is linked to both operations and executive compensation.

2021 executive HSSD scorecard
The following HSSD targets accounted for 20% of the annual bonuses paid to our executives this year (see page 66).

Health and safety
•Total Recordable Injury Rate (TRIR) (lagging)
•Closeout of Planned Incident Cause Analysis Method (ICAM) incidents investigations (leading)

HSSD
•Measurement of significant HSSD (environmental and community) incidents (lagging)
•HSSD improvement plans addressing climate change, biodiversity, water, community, and health and safety (leading)
•Implementation of the Mining Association of Canada’s Towards Sustainable Mining Protocols (leading)
•Implementation of the Responsible Gold Mining Principles (leading)

Climate action
•Completion of seven process indicators of our Climate Action Strategy (leading)

[callout]
New compensation metrics explicitly support our commitment to a low-carbon future
As driven by the Executive Chairman, and following board approval of our Climate Action Strategy in early 2021, a new Climate Action component was added to the overall corporate short-term incentive scorecard, representing 5% of the overall total weighting. The 2021 objective incorporates the seven process indicators of our Climate Action Strategy for 2021. We expect this incentive will be retained going forward and will consist of specific measures that support our climate strategy.

Our 2021 climate work demonstrated that a minimal level of annual GHG reduction of between 4% and 5% from our 2019 baseline year will be required to meet our 1.5°C science-based target compared to pre-industrial levels. Several low-capital, high-return alternatives were evaluated to increase operational productivity and reduce operating costs, including installation of wind power facilities at Cerro Moro, implementation of battery electric vehicles and/or biofuels for mobile equipment, and stationary alternatives for material handling (e.g. conveyors), among others. The alternative with the most significant GHG reduction potential and most compelling improvement in operating costs is the Cerro Moro wind power option. We are engaging with third-party providers to move this alternative forward and expect a feasibility study to be completed in the third quarter of 2022.
[end callout]

Awards and recognition
Yamana was named one of Canada’s Best 50 Corporate Citizens by Corporate Knights magazine and was the highest-ranked mining company. The award recognizes performance against a broad set of ESG performance criteria.

In December, the MARA project was recognized at the Silver and Gold Summit in Buenos Aires for its public participation program and efforts to engage and introduce communities to mining.

Yamana was included in the Jantzi Social Index for the 13th consecutive year. The index partners with the Dow Jones Sustainability Index to include 50 Canadian companies that are screened against a broad set of ESG performance criteria.

Yamana successfully completed the second year of a three-year implementation of the Mining Association of Canada’s Towards Sustainable Mining program and the World Gold Council’s Responsible Gold Mining Principles. We made significant progress in 2021 and are well positioned to complete our implementation in year three.

ESG highlights

Social performance
As measured by our Social License to Operate Index, we have seen long-term improvements in both our trust and acceptance with local communities. The SLO index gave us additional insight - in the midst of the COVID-19 pandemic - into community needs and perception of our pandemic response.

Health and safety improvements
Total recordable injury performance (TRIR) was 0.73, an increase compared to 2020 results. Despite this increase, most of the reported injuries were low-energy events with non-life threatening outcomes.

Climate Action Strategy
We successfully completed the seven elements of our 2021 Climate Action Strategy and on the basis of our work, increased our climate ambition to align to a 1.5°C science-based scenario compared to pre-industrial times. We are well positioned to achieve our 2030 GHG emissions reductions with only modest capital investment. We are also on track to produce approximately 85% of our gold equivalent ounces using renewable energy by the end of 2022.

1. About the shareholder meeting

Voting....................................................................................................	9
Business of the meeting.......................................................................	12
About the nominated directors..............................................................	13
2020 Board committee reports.............................................................	25

VOTING

Who can vote

If you held our common shares as of March 11, 2022, you’re entitled to vote at our 2022 annual meeting. Each common share entitles the holder to one vote on each item of business.

We’ll prepare a list of all registered shareholders of record who are entitled to vote at the meeting, as required by the Canada Business Corporations Act. Our transfer agent, Computershare Trust Company of Canada (Computershare), will have a copy at their office if you want to review it.

As of March 22, 2022, we had 961,010,492 common shares issued and outstanding. Management and the board of directors are not aware of any person or company that beneficially owns (directly or indirectly) or exercises control or direction over our common shares carrying more than 10% of the voting rights.

Registered shareholders
You are a registered shareholder if you have a share certificate in your name.

Non-registered shareholders
Most of our shareholders are non-registered (or beneficial) shareholders. This means that the shares are registered in the name of either:
•an intermediary like your brokerage firm, bank, trust company, securities dealer or broker, or trustee or administrator of a self-directed RRSP, RRIF, RESP or similar plan (your nominee), or
•a clearing agency (like The Canadian Depository for Securities Limited) that acts on behalf of your nominee.

How to vote

Registered shareholders
Your package includes a proxy form and a consent form that allows us to send you additional mailings and documents electronically.

Voting by proxy
Voting by proxy means appointing a proxyholder to attend the meeting and vote your shares according to your instructions. You can appoint anyone you choose – the person does not need to be a shareholder.

The executive officers named in the proxy form (Yamana proxyholders) will act as your proxyholder and vote your shares according to your instructions unless you appoint someone else to be your proxyholder (see below).

If you appoint the Yamana proxyholders and don’t indicate your voting instructions, they will vote your shares:
•for the nominated directors
•for the appointment of the auditors
•for the ‘say on pay’ vote on our approach to executive compensation as described in this circular.

To appoint someone other than the Yamana officers to act as your proxyholder:

1.Write your proxyholder's name in the space provided on your proxy and send it following the instructions below.

2.Important: You must register your proxyholder with Computershare at www.computershare.com/Yamana by no later than 4:00 p.m. (Toronto time) on April 26, 2022. Computershare will email your proxyholder a username, which he or she will need to vote on your behalf. Your proxyholder cannot vote on your behalf if you don’t complete this step.

If you do not indicate your voting instructions or if other matters are properly brought before the meeting, your proxyholder can vote as he or she sees fit.
How to send us your proxy form

You can send your completed proxy form to Computershare by phone, fax, mail, or the internet, as described below, or by following the instructions on the proxy form included in your package:

1.Internet - Go to www.investorvote.com, enter your 15-digit control number and provide your voting instructions.
2.Telephone - Call 1-866-732-VOTE (8683) from a touch-tone phone and follow the automatic voice recording instructions to vote. You will need your 15-digit control number from your proxy to vote.
3.Fax - Complete your voting instructions, sign and date the proxy and fax it to Computershare at 1-866-249-7775 (for registered shareholders in Canada and the US) or 1-416-263-9524 (for registered shareholders outside Canada and the US).
4.Mail – Complete, sign and date your form of proxy and send it to: Computershare Investor Services Inc. Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

Computershare must receive the completed form by 4 p.m. (Toronto time) on April 26, 2022. If the meeting is postponed or adjourned, Computershare must receive the form at least 48 hours (not including Saturdays, Sundays and holidays) before the meeting is reconvened. The Chairman of the meeting can accept or reject late proxies at his discretion.

Questions?
Call Computershare at 1-800-564-6253 or 514-982-7555.

Voting at the meeting in person or online

Only registered shareholders and duly appointed proxyholders can attend and vote at the meeting, either in person or online at our virtual meeting.

If you want to attend the meeting and vote in person, do not return the proxy form because you will cast your vote at the meeting.

Even if you plan to attend the meeting in person or online, we recommend that you vote in advance by proxy, so that your vote will be counted if you later decide not to attend the meeting (see above).

If you are a registered shareholder and you want to vote your shares during the meeting by online ballot through the live webcast platform, take the following steps:

1.Log in at https://web.lumiagm.com/486681229, allowing enough time to make sure you are connected.
2.Click on “I have a Control Number” and enter the control number on your proxy form.
3.Enter the generic password: “yamana2022” (case sensitive).

Important
•You will need a valid 15-digit control number to participate in the meeting. If you are appointing a proxyholder, they will also need a username provided by Computershare (see the instructions above).
•You must be connected to the internet at all times to vote when the Chairman commences polling on the resolutions being put to the meeting. It is your responsibility to make sure you are connected during the entire meeting.

Non-registered shareholders
Your package includes either a proxy or voting instruction form, management information circular and a copy of our 2021 annual report, if you requested a copy.

Voting by proxy
We’re required by law to send meeting materials to intermediaries and clearing agencies to distribute them to our non-registered (beneficial) shareholders. Intermediaries often use service companies (like Broadridge Financial Solutions, Inc.) to send the materials.

We send meeting materials to brokers, intermediaries, custodians, nominees and fiduciaries and request the materials be sent to beneficial shareholders promptly. We will pay for the distribution of the meeting materials by clearing agencies and intermediaries to objecting beneficial shareholders.

If you’re a non-registered shareholder and have not waived the right to receive these materials, your intermediary must send you the notice of the meeting, the circular, a consent form to receive supplemental mailings, a copy of our 2021 annual report if you requested a copy and documents by electronic delivery, and either a voting instruction form (not signed by your intermediary) or a proxy form (signed by your intermediary):

•voting instruction form (not signed by your intermediary) – a one-page, pre-printed form with a page of instructions. Complete the form, sign it and send it to your intermediary or service provider in the return envelope provided. Alternatively, you can submit your vote online or by telephone by following the instructions on the form.
•proxy form (signed by your intermediary) – typically signed by a facsimile or stamped signature and is restricted to the number of shares you beneficially own. Complete the form and then follow the instructions for returning it. Do not sign the form because it has already been signed by your intermediary.
Be sure to send back your completed form as soon as possible so your intermediary (the registered shareholder) has enough time to carry out your voting instructions. Non-registered shareholders can also vote online or by telephone:

1.Internet - Go to www.proxyvote.com, enter your 16-digit control number and provide your voting instructions
2.Telephone - Call the toll-free number listed on your voting instruction form from a touch-tone phone and follow the     automatic voice recording instructions to vote. You will need your 16-digit control number to vote.

Voting at the meeting in person or online
If you want to attend the meeting and vote in person, follow the instructions provided by your intermediary. Virtual voting is not available to our non-registered shareholders at this time unless you register yourself as a proxyholder (see below). You can attend the live webcast of the meeting by going to https://web.lumiagm.com/486681229 and registering as a guest.

If you are a non-registered shareholder and you want to vote your shares during the meeting by online ballot through the live webcast platform, take the following steps:

1.Appoint yourself as proxyholder by inserting your name in the space provided on the voting instruction form provided by your intermediary and sign and return it following the instructions on the form. You can also appoint yourself as a proxyholder by visiting www.proxyvote.com, entering your 16-digit control number in the space provided and typing your name in the space provided for appointing proxyholders. By using one of these methods to appoint yourself as a proxyholder, you are instructing your intermediary to appoint you as proxyholder. Do not otherwise complete the form, because you will be voting at the meeting.

2.Important. You must register yourself as a proxyholder with Computershare at www.computershare.com/Yamana by no later than 4 p.m. (Toronto time) on April 26, 2022. You will be asked for your contact information and email. Computershare will email you a username, which you will need to vote. You cannot vote at the meeting if you do not complete this step.

Important
•To vote at the meeting, you will need to appoint yourself as proxyholder and register with Computershare (see the instructions above).
•You must be connected to the internet at all times to vote when the Chairman commences polling on the resolutions being put to the meeting. It is your responsibility to make sure you are connected during the entire meeting.

Changing your vote

You can provide new voting instructions if you change your mind about how you want to vote your shares.

Registered shareholders
Revoke your proxy by sending a notice in writing by you or your authorized attorney (or by a duly authorized officer or attorney if the registered shareholder is a corporation) to our head office:
Yamana Gold Inc.
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3
Attention: Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary

You can send the notice up to 4 p.m. (Toronto time) on April 26, 2022 or in any other manner permitted by law.
If you have followed the process for attending and voting at the meeting online, voting at the meeting online will revoke your previous proxy.

Non-registered shareholders
Follow the instructions provided by your intermediary to revoke your proxy.

BUSINESS OF THE MEETING

1. Receive the financial statements (available at www.yamana.com)
You’ll receive management’s report to shareholders, our audited consolidated financial statements and the auditors’ report for the year ended December 31, 2021.

2. Elect the directors (see page 13)

You’ll vote on electing nine directors to the board for a term of one year. All of the nominated directors have expressed their willingness to serve.

You can vote for or withhold your vote for the following individuals:
			Management recommends you vote for each nominated director
1. John Begeman 2. Christiane Bergevin 3. Alexander Davidson 4. Richard Graff 5. Kimberly Keating	6. Peter Marrone 7. Daniel Racine 8. Jane Sadowsky 9. Dino Titaro
3. Appoint the auditors (see also our annual information form at www.yamana.com)

You’ll vote on appointing Deloitte LLP, Chartered Professional Accountants (Deloitte) as our external auditors until the end of the next annual meeting.

The table below shows the fees paid to Deloitte in 2021 and 2020. You can read about auditor independence in the audit committee report on page 25.
			Management recommends you vote for the appointment of Deloitte as our auditors
Cdn$, year ended December 31	2021	2020
Audit fees for the audit of our annual consolidated financial statements, quarterly reviews, statutory/regulatory filings, and associated translation	$3,869,225	$4,023,000
Audit-related fees for certain statutory audits outside of Canada. In 2020, fees included services related to the royalty portfolio transaction and prospectus	$71,775	$146,000
Tax fees for professional services for tax compliance, tax advice and tax planning	$225,000	$300,000
All other fees related primarily to assurance on Yamana's Conflict-Free Gold Report	$22,000	$22,000
Total fees	$4,188,000	$4,491,000

4. Have a ‘say on pay’ (see page 48)
We hold a shareholder advisory vote on executive compensation because we believe it’s important to receive shareholder feedback on this matter. You’ll find a complete discussion of our executive compensation program and the board’s decisions on executive pay for 2021 starting on page 61.

At last year’s meeting, 92.23% of the votes were cast in favour of our approach to executive pay. Results of an advisory vote are non-binding on the board; however, if a majority of the shares are not voted for our approach to executive compensation, the board will meet with shareholders to discuss their concerns.
			Management recommends you vote for our approach to executive compensation as described in this circular
5. Other business We’re not aware of any other business that may properly be brought before the meeting.

ABOUT THE NOMINATED DIRECTORS

Size of the board

According to our articles, our board must have three to 15 directors. You will be voting on electing nine directors to our board on April 28, 2022.

Diversity and board renewal

We consider all forms of diversity, including the level of representation of women, Indigenous peoples, persons with disabilities and members of visible minorities, age, culture, and geographic background in conjunction with other factors such as experience, skills, capability and other relevant qualifications when assessing potential director candidates.

The nine directors nominated this year represent a strong and diverse mix of experience in finance, mining, engineering, sustainability, risk management, metallurgy, mergers and acquisitions, and international business – key skills for overseeing our affairs and guiding our strategic growth. When considering candidates for a renewed board, we balance collaboration and efficiency with diverse expertise, perspectives and skills.

Forty-three percent of this year’s independent director nominees are women. The chair and two-thirds of the members of our corporate governance and nominating committee are women. One-third of the audit committee and half of the compensation committee are women (see page 36 for more about board diversity). We have a retirement policy that requires directors to tender their resignation when they turn 75. You can read more about our retirement policy on page 43.

Elected directors will hold office until the end of our next annual meeting, unless they step down for any reason under the terms of our by-laws. Management does not believe that any of them will not be able to serve, but if this happens, your proxyholder can vote for another person using their best judgment.

You can read about the nominated directors beginning on page 13, including information they’ve provided about the Yamana common shares and deferred share units (DSUs) they beneficially own, directly or indirectly, or exercise control or direction over. Holdings are as at February 28, 2022 and the market values are based on Cdn$6.23 per share (the closing price of Yamana shares on the TSX on February 28, 2022), converted using the exchange rate of Cdn$1.00 = US$0.7875 on that date). See page 44 for more information about director share ownership.

An independent and diverse board

Majority voting
Any director who doesn’t receive at least a majority of for votes (50% plus one) must tender his or her resignation to the board within five days of the vote.

The corporate governance and nominating committee will review the vote and the board will accept the resignation unless there are exceptional circumstances. The board will make its decision within 90 days of the relevant shareholders' meeting and then promptly issue a press release with the results and the reasons for the decision. The resignation will take effect when accepted by the board. That director does not participate in any committee or board discussions on the matter.

If the board accepts the resignation, it can appoint a new director to fill the vacancy, as allowed by law.

This policy only applies when director elections are uncontested.

Related Party Transactions

Yamana's related party transactions policy states that the independent and disinterested members of the board ("independent directors") are responsible for reviewing and evaluating related party transactions. The policy defines "related party" and a "related party transaction" as are defined under applicable laws of the company including the Canadian Securities Act (MI 61-101) and the Securities Exchange Act (Form 20-F, Item 7.B). The independent directors will conduct a reasonable review and oversee all related party transactions and such transactions will be prohibited if the independent directors determine it to be inconsistent with the interests of the company and its shareholders. The review will consider, among other matters required by law, potential conflicts of interest, fairness and business reasons to enter into the related party transaction. Furthermore, the company will maintain reasonable and effective procedural safeguards designed to ensure that related party transactions are identified and addressed in accordance with applicable laws and financial reporting requirements. Among such safeguards, all of the directors and senior management are required to complete, on an annual basis and update on a timely basis, questionnaires designed to identify any existing or potential related party matters. In the ordinary course of financial reporting requirements, the Audit Committee also reviews and approves related party disclosure in the company's financial statements.

None of the nominated directors or our executives, or their associates or affiliates, has a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business, other than the election of directors. No informed person or nominated director, or their associates or affiliates, has a direct or indirect material interest in any transaction since the beginning of Yamana’s most recently completed financial year, or in any proposed transaction, that has had or would have a material effect on Yamana or any of our subsidiaries.

Serving together on other boards
There are no board interlocks as at the date of this circular.

John Begeman
Age: 67
South Dakota, United States
Company director
Director since May 2007 / Independent

Areas of expertise
•Mining operations
•Other extractive industries
•Risk management
•Sustainability
•Finance/Accounting
•Capital markets
•International business
•Governance
•Project management/Technical services

John Begeman is a Professional Mining Engineer with over 40 years of mining experience. His extensive experience in the mining industry, combined with his background in precious metals operations, executive and project development management, provide valuable industry insight and perspective to both the board and management. He currently sits on the board of directors of i-80 Gold Corp.

Mr. Begeman previously served as the Executive Chairman of the board of Premier Gold Mines Limited, a director of Aberdeen International Inc., the President and Chief Executive Officer of Avion Gold Corporation, the Chief Operating Officer of Zinifex Canada Inc. and Vice President, Western Operations of Goldcorp Inc. Prior to his employment at Goldcorp, Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company's mining operations group throughout the western United States. His experience in executive leadership in international mining operations, permitting and community involvement assists the board and management with its ongoing business endeavours. His past environmental and social license analysis along with project risk assessment also form a broad base the board and management can draw on.

Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA. He has completed the Rotman-ICD Directors Education program, and is a member of the Institute of Corporate Directors with the ICD.D designation. He is also a member of the National Association of Corporate Directors and is NACD Directorship Certified.

2021 meeting attendance		%	2021 compensation
Board of directors	17/17	100	Total compensation			$233,500
Audit committee	4/4	100	Amount received as DSUs			$175,000
Sustainability committee (chair)	2/2	100	DSUs of total compensation			75%
2021 director voting results
% voted for	87.76%
	Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	10,431		276,846	287,277	$1,410,530	$1,330,350
Share ownership guidelines	Currently holds 8.1x the annual board retainer and meets the 3x requirement
Other public company boards and board committees during the last five years
i-80 Gold Corp. (since April 2021)			Compensation (Chair), Audit, Governance and Nominating
African Gold Group, Inc. (April 2017 to October 2021)			Audit (Chair), Compensation
Premier Gold Mines Limited (May 2006 to April 2021)

Christiane Bergevin
Age: 59
Quebec, Canada
Company director
Director since September 2014 / Independent

Areas of expertise
•Other extractive industries
•Risk management
•Sustainability
•Finance/Accounting
•Capital markets
•International business
•Governance
•Project management/Technical services

Christiane Bergevin is the President of Bergevin Capital, advising infrastructure and energy sector clients. She concurrently serves as Sr. Advisor Power/Utility and Sustainability within the North American practice of Roland Berger, an international management consultancy. As a former senior managing executive in the engineering and financial services sectors, she brings extensive domestic and worldwide experience in strategy, project and risk structuring, M&A in regulated and commercial environments and project financing of resource, transport and infrastructure projects. She is highly skilled in sustainability and community engagement aspects from an operational and governance standpoint, and served on the health, safety and corporate social responsibility committee of the board of an international oil and gas producer. As Executive Vice-President, Desjardins Group, the largest cooperative financial group in Canada, between 2009 and 2015, she led mergers and acquisitions, strategic partnerships and business development. She was also a member of Desjardins Group's finance and risk management committee.

For the 19 years prior to that, Ms. Bergevin held executive positions with SNC-Lavalin Group, a global engineering and construction firm, including as managing head and subsequently President of SNC-Lavalin Capital Inc., its project finance advisory arm. She was involved in several transport and mining developments, and also served as Senior Vice-President and General Manager, Corporate Projects. Ms. Bergevin serves on the supervisory board of RATP Dev, an international public transport operator, and on the advisory committee of AGF Group, a Canadian-based reinforcing steel supplier. She is also a director and chairs the audit committee of CareRx, a Canadian provider of pharmacy services to seniors. Ms. Bergevin is a former Chair and serves as Governor of the Canadian Chamber of Commerce.

Ms. Bergevin holds a Bachelor of Commerce (with Distinction) from McGill University and graduated from the Wharton School's Business Advanced Management Program. In 2013, she was awarded the ICD.D designation and has served as a volunteer examiner for the Institute of Corporate Directors.

2021 meeting attendance		%	2021 compensation
Board of directors	17/17	100	Total compensation			$231,750
Corporate governance and nominating committee	3/3	100	Amount received as DSUs			$175,000
Compensation committee	6/6	100	DSUs of total compensation			76%
2021 director voting results
% voted for	98.95%
	Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	—		415,149	415,149	$2,038,382	$1,383,938
Share ownership guidelines	Currently holds 11.6x the annual board retainer and meets the 3x requirement
Other public company boards and board committees during the last five years
CareRx (since June 2020)		Audit (Chair)

Alexander Davidson
Age: 70
Ontario, Canada
Company director
Director since August 2009 /
Independent

Areas of expertise
•Mineral exploration
•Mining operations
•Risk management
•Sustainability
•Capital markets
•International business
•Project management/Technical services
Alexander Davidson was Barrick Gold Corporation’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the company's expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond.

Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors & Developers Association of Canada in recognition of his team's discovery of the Lagunas Norte Project in the Alto Chicama District, Peru.

In February 2019, Mr. Davidson was awarded the Charles F. Rand Gold Medal by the American Institute of Mining Engineers in recognition of his key role in numerous acquisitions and discoveries and his leadership in developing Barrick’s unparalleled exploration programs, both of which have resulted in remarkable achievements that distinguish his remarkable career and legacy at Barrick.

	Mr. Davidson received his B.Sc. and M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allow him to provide valuable industry insight and perspective to the board and management. Mr. Davidson also has extensive board-level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability, audit and compensation committees. He currently sits on the board of directors of Americas Gold and Silver Corporation, NuLegacy Gold Corporation and Capital Limited.
2021 meeting attendance		%	2021 compensation
Board of directors	17/17	100	Total compensation			$212,500
Sustainability committee	2/2	100	Amount received as DSUs			$87,500
			DSUs of total compensation			41%
2021 director voting results
% voted for	86.56%
	Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	8,200		289,400	297,600	$1,461,216	$1,366,434
Share ownership guidelines	Currently holds 8.3x the annual board retainer and meets the 3x requirement
Other public company boards and board committees during the last five years
Americas Gold and Silver Corporation (since December 2014)			Chair
NuLegacy Gold Corporation (since September 2014)			Audit
Capital Limited (since May 2010)			Audit, Safety, health and environment
Orca Gold Inc. (January 2013 to May 2020)			Technical, Compensation
Perseus Mining Ltd. (April 2016 to February 2018)			–

Mr. Davidson serves on three other public company boards. These include small-cap companies with fewer regular board responsibilities.

Richard Graff (Lead Director)
Age: 75
Colorado, United States
Company director
Director since October 2007 / Independent

Areas of expertise
•Mining operations
•Other extractive industries
•Risk management
•Finance/Accounting
•International business
•Governance

Richard Graff has served on numerous public boards in the mining and oil and gas industries and has served as a board chairman, chairman of audit committees, governance and nominating committees, and special committees, as well as having compensation committee experience. His extensive experience in the metals and mining industry includes accounting and financial reporting, internal control, governance and compliance initiatives, and mergers. Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force, which resulted in the issuance of accounting and financial reporting guidance in the mining industry for US GAAP. He represents a consortium of international mining companies, and has met with and provided recommendations to the International Accounting Standards Board (IASB) on financial reporting issues in the mining industry. The IASB incorporated input from these meetings into its published rules. Mr. Graff has organized periodic meetings in London between global mining companies and the IASB to discuss financial reporting issues affecting the industry and shares that information with the management, boards and audit committees on which he serves. He also has had discussions with and provided input to the U.S. Securities and Exchange Commission on financial reporting issues in the industry.

Mr. Graff has been a speaker at industry conferences and directors’ education programs on the topics of financial reporting in the mining industry, audit committee trends, board succession, investor engagement and enterprise risk management. Mr. Graff has moderated the Canadian Public Accountability Board (CPAB) Mining Industry Forum in Toronto. He also serves as chairman of the audit committee and is a member of the risk committee of DMC Global Inc. He served as the chairman of the audit committee for many years and was the lead director and a member of the compensation committee of Alacer Gold Corp. Mr. Graff’s extensive international experience in the mining industry, coupled with his expertise summarized above, brings insight to the board and management as to best practices with respect to accounting, corporate governance and other issues for an international public company in the mining industry.

	Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University.
2021 meeting attendance		%	2021 compensation
Board of directors	17/17	100	Total compensation		$284,500
Audit committee (chair)	4/4	100	Amount received as DSUs		$87,500
Compensation committee	6/6	100	DSUs of total compensation		31%
2021 director voting results
% voted for	93.20%
Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	43,949	257,245	301,194	$1,478,863	$1,382,162
Share ownership guidelines	Currently holds 8.5x the annual board retainer and meets the 3x requirement
Other public company boards and board committees during the last five years
DMC Global Inc. (since June 2007)		Audit (Chair), Risk
Alacer Gold Corp. (June 2008 to September 2020)		Lead Director Audit (Chair), Compensation

Kimberly Keating
Age: 49
Newfoundland, Canada
Company director
Director since February 2017 / Independent

Areas of expertise
•Other extractive industries
•Risk management
•Sustainability
•Capital markets
•International business
•Governance
•Project management/Technical services

Kim Keating is a Professional Engineer with 25 years of broad international experience in the oil and gas, nuclear, hydropower, and mining sectors. Most recently, Ms. Keating was the Chief Operating Officer of the Cahill Group, one of Canada’s largest multi-disciplinary construction companies with operations across the country. Prior to joining the Cahill Group in 2013, Ms. Keating held a variety of progressive leadership roles from engineering design through to construction, commissioning, production operations and offshore field development with Petro-Canada (now Suncor Energy Inc.). Throughout her career, Ms. Keating has made significant leadership contributions to major projects in the Canadian, Norwegian and UK energy sectors, bringing a wealth of strategy, operational execution, and technical expertise to the Yamana board. She is currently a board director of Major Drilling Group International Inc. and the Drax Group plc. Ms. Keating is also a founding member of Makwa-Cahill Limited Partnership, a fully nuclear qualified indigenous fabrication company. Ms. Keating graduated from the Rotman-Institute of Corporate Directors Education Program and was awarded her ICD.D designation.

Ms. Keating has also held numerous volunteer leadership roles, including serving as Co-Chair of the 2025 Canada Games, Vice Chair of Memorial University’s Board of Regents, Vice Chair of the Fisheries and Marine Institute Advisory Committee, board director with the Dr. H. Bliss Murphy Cancer Care Foundation, Chair of the Rhodes Scholarship selection committee and Chair of the St. John’s Board of Trade. She holds a Bachelor of Civil (Structural) Engineering degree, a Master of Business Administration, is a registered member of the Professional Engineering & Geoscientists NL (PEGNL) and holds the Canadian Registered Safety Professional (CRSP) designation. In June 2016, she was named a Fellow of the Canadian Academy of Engineers, a national institution through which Canada’s most distinguished and experienced engineers provide strategic advice on matters of critical importance to Canada.

In 2022, Ms. Keating received the Atlantic Canada's 25 Most Powerful Women in Business Award and in 2018, received the Memorial University Faculty of Engineering Distinguished Alumni Award, the Professional Engineers and Geoscientists of Newfoundland and Labrador Community Leadership Award, as well as the St. John’s Board of Trade Community Builder of the Year Award.

2021 meeting attendance		%	2021 compensation
Board of directors	17/17	100	Total compensation		$226,000
Compensation committee	6/6	100	Amount received as DSUs		$87,500
Sustainability committee	2/2	100	DSUs of total compensation		39%
2021 director voting results
% voted for	99.45%
Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	$—	228,740	228,740	$1,123,113	$739,407
Share ownership guidelines		Currently holds 6.4x the annual board retainer and meets the 3x requirement
Other public company boards and board committees during the last five years
Major Drilling Group International Inc. (since September 2019)		Audit, Health, safety and environment, HR and compensation (Chair)
Drax Group plc (since October 2021)		Remuneration, Nomination

Peter Marrone (Executive Chairman)
Age: 62
Ontario, Canada
Director since July 2003 / Not independent

Areas of expertise
•Mineral exploration
•Mining operations
•Risk management
•Sustainability
•Finance/Accounting
•Capital markets
•International business
•Governance
•Project management/Technical services

Peter Marrone is Executive Chairman of Yamana Gold Inc., which he founded in 2003. He has more than 35 years of mining, business and capital markets experience. He has been on the boards of a number of public companies and has advised companies with a strong South American and North American presence. Mr. Marrone currently sits on the board of directors of Aris Gold Corporation. Prior to Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that practised law in Toronto with a strong focus on corporate law, securities law and international transactions.

2021 meeting attendance		%	2021 compensation
Board of directors	17/17	100	Executive Chairman total compensation		$7,579,577
			Amount received as RSUs/PSUs		$2,918,488
			RSUs/PSUs of total compensation		39%
			RSUs/PSUs of total bonus		59%
2021 director voting results
% voted for	95.66%
Yamana shares		DSUs/ RSUs	Total	Total market value	Total book value
Share ownership	2,684,311	3,880,413	6,564,724	$32,232,795	$43,151,754
Share ownership guidelines	Currently holds 25.7x his annual base salary and exceeds his 3x requirement
Other public company boards and board committees during the last five years
Aris Gold Corporation (since February 2021)		Governance and nominating, Compensation (Chair)
Equinox Gold Corp. (March 2020 to October 2020)
Leagold Mining Corporation (May 2018 to March 2020)

Daniel Racine (President and CEO)
Age: 59
Ontario, Canada
Director since April 2021 / Not independent

Areas of expertise
•Mineral exploration
•Mining operations
•Risk management
•Sustainability
•Finance/Accounting
•Capital markets
•International business
•Governance
•Project management/Technical services

Mr. Racine joined Yamana in May 2014 and in August 2018 he was appointed President and Chief Executive Officer. From August 2012 until March 2014, Mr. Racine was President and Chief Operating Officer of Brigus Gold Corp. Prior to joining Brigus, Mr. Racine was Senior Vice President, Mining of Agnico-Eagle Mines Limited, where he was responsible for Agnico-Eagle's global mining operations. Mr. Racine joined Agnico-Eagle as a junior mining engineer in 1987, taking on progressively senior roles throughout his tenure, including LaRonde Mine Manager, Vice-President Operations Manager, and Senior Vice President Operations.

Mr. Racine holds a Bachelor of Mining Engineering degree from Laval University. He is a registered engineer with L'Ordre des Ingenieurs du Quebec, a professional engineer with Professional Engineers Ontario and a member of the Ontario Society of Professional Engineers.

2021 meeting attendance		%	2021 compensation
Board of directors	17/17	100	President and CEO total compensation		$4,952,016
			Amount received as RSUs/PSUs		$2,028,971
			RSUs/PSUs of total compensation		41%
			RSUs/PSUs of total bonus		61%
2021 director voting results
% voted for	97.03%
Yamana shares		DSUs/ RSUs	Total	Total market value	Total book value
Share ownership	707,059	472,359	1,179,418	$5,790,942	$4,366,098
Share ownership guidelines	Currently holds 5.5x his annual base salary and exceeds his 3x requirement
Other public company boards and board committees during the last five years

Jane Sadowsky
Age: 60
New York, United States
Company director
Director since September 2014 / Independent

Areas of expertise
•Other extractive industries
•Risk management
•Finance/Accounting
•Capital markets
•International business
•Governance

Jane Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette.

In addition to a broad and diverse range of finance and deal-related expertise, Ms. Sadowsky has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure and energy. She brings depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross-border transactions. While at Evercore and Citigroup, she was responsible for strategy and resultant P&L, for managing people and for internal and external collaboration. She participated in or led global committees including compensation, fairness and valuation, diversity, mentoring and recruiting. Ms. Sadowsky has provided expert testimony in numerous US jurisdictions and the World Court.

	Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services, and as a Senior Advisor on diversity and inclusion at Moelis & Company, a global investment bank. Ms. Sadowsky presents and teaches at the National Association of Corporate Directors (NACD) as well as other governance forums. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. Ms. Sadowsky is an NACD Board Leadership Fellow and currently sits on the board, audit committee and compensation, nominating and governance committee of Nexa Resources S.A.
2021 meeting attendance		%	2021 compensation
Board of directors	17/17	100	Total compensation		$239,000
Audit committee	4/4	100	Amount received as DSUs		$175,000
Corporate governance and nominating committee (chair)	3/3	100	DSUs of total compensation		73%
2021 director voting results
% voted for	97.10%
Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	34,950	415,149	450,099	$2,209,986	$1,484,225
Share ownership guidelines	Currently holds 12.6x the annual board retainer and meets the 3x requirement.
Other public company boards and board committees during the last five years
Nexa Resources S.A. (since January 2018)			Audit, Compensation, nominating and governance
Petrofac Limited (November 2016 to May 2017)			Audit, Nomination and governance

Dino Titaro
Age: 70
Ontario, Canada
Company director
Director since August 2005 / Independent

Areas of expertise
•Mineral exploration
•Mining operations
•Risk management
•Sustainability
•Capital markets
•International business
•Governance
•Project management/Technical services
Dino Titaro has over 30 years of international experience, having been involved in project management, feasibility studies, reserve estimation, due diligence studies, valuation studies, social and environmental permitting processes for mine construction and development and related risk management, as well as operational experience in the gold sector. He is the founder of Carpathian Gold Inc., a public mineral exploration company listed on the TSX, and was the President and Chief Executive Officer from January 2003 to January 2014 and a director from January 2003 to August 2014.

From 1986 to 2003, Mr. Titaro was the principal owner and President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages.

	Mr. Titaro previously served as the President and is currently Chairman, director and member of the governance and nominating committee of Avidian Gold Corp. He is also a director of Galane Gold Ltd., Chair of the governance and nominating committee, and member of the audit and compensation committee. Mr. Titaro has been a director and officer of several publicly traded companies in the mining, industrial and health care technology fields. Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person as defined by National Instrument 43-101 and is a registered P.Geo in Ontario.
2021 meeting attendance		%	2021 compensation
Board of directors	17/17	100	Total compensation		$253,750
Compensation committee (chair)	6/6	100	Amount received as DSUs		$87,500
Corporate governance and nominating committee	3/3	100	DSUs of total compensation		34%
Sustainability committee	2/2	100
2021 director voting results
% voted for	92.27%
Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	14,000	257,245	271,245	$1,331,813	$1,233,710
Share ownership guidelines	Currently holds 7.6x the annual board retainer and meets the 3x requirement
Other public company boards and board committees during the last five years
Avidian Gold Corp. (since December 2017)			Governance and nominating (Chair)
Galane Gold Ltd. (since June 2019)			Audit and Compensation, Governance and nominating (Chair)

Director meeting attendance
The table below shows director attendance in 2021.

Director	Board		Audit committee		Compensation committee		Corporate governance and nominating committee		Sustainability committee
	Number	%	Number	%	Number	%	Number	%	Number	%
John Begeman	17/17	100	4/4	100	-	-	-	-	2/2	100
Christiane Bergevin	17/17	100	-	-	6/6	100	3/3	100	-	-
Alexander Davidson	17/17	100	-	-	-	-	-	-	2/2	100
Richard Graff	17/17	100	4/4	100	6/6	100	-	-	-	-
Kimberly Keating	17/17	100	-	-	6/6	100	-	-	2/2	100
Peter Marrone	17/17	100	-	-	-	-	-	-	-	-
Daniel Racine	17/17	100	-	-	-	-	-	-	-	-
Jane Sadowsky	17/17	100	4/4	100	-	-	3/3	100	-	-
Dino Titaro	17/17	100	-	-	6/6	100	3/3	100	2/2	100
Overall attendance		100%		100%		100%		100%		100%

The board has a policy of meeting in camera with the independent directors at the end of each board meeting. The independent directors met 17 times in 2021.

Other information about the nominated directors
Mr. Titaro:
•resigned as director of Royal Coal Corp. on May 9, 2012. On May 17, 2012, Royal Coal Corp. announced that the TSX Venture Exchange had suspended trading its securities because the Ontario Securities Commission had imposed a cease trade order for failure to file financial statements. Subsequently, similar cease trade orders were also issued by the Manitoba Securities Commission, Alberta Securities Commission and British Columbia Securities Commission. The cease trade orders were revoked on July 27, 2020.
•is a former director of Carpathian Gold Inc. (Carpathian). On April 16, 2014, the Ontario Securities Commission issued a management cease trade order against the Interim Chief Executive Officer and the Chief Financial Officer of Carpathian because it hadn’t filed audited annual financial statements and related management’s discussion and analysis and certifications for the period ended December 31, 2013. The management cease trade order was lifted on June 19, 2014 after Carpathian filed the required continuous disclosure documents. Mr. Titaro was a director during the period of the management cease trade order, but did not stand for re-election and was no longer a director on August 12, 2014.

2021 BOARD COMMITTEE REPORTS

Audit committee
Richard Graff (chair), John Begeman, and Jane Sadowsky
100% independent, met four times in 2021
All members are financially literate. Richard Graff’s strong accounting background and experience qualify him to be the committee’s financial expert and meet the requirements under US securities laws.

Primary responsibilities
Assists the board in fulfilling its financial reporting and control responsibilities to shareholders and the investment community:
•oversees our accounting and financial reporting processes and the audit of our financial statements, including the integrity of our financial statements, our compliance with legal and regulatory requirements and the qualifications and independence of the external auditors
•monitors our financial reporting processes and internal control systems
•oversees the external auditors, confirms their objectivity and independence, and approves the annual audit plan
•meets regularly with management and the external auditors
•reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2021.

See page 12 for the fees paid to the external auditors in 2021 and 2020.
You can find more information about the audit committee in our 2021 annual information form under the heading Audit Committee, available on our website (www.yamana.com) and on SEDAR (www.sedar.com).

2021 highlights
•reviewed and approved the quarterly and annual financial results for recommendation to the board
•reviewed our procedures for complying with the Sarbanes-Oxley Act, including the effectiveness of internal controls during the COVID-19 pandemic
•reviewed our insurance programs and any potential impact on financial reporting
•monitored risk activity including tax issues, uninsured risks, counterparty risk, treasury risk, information technology risk and other business risks
•reviewed carrying value of mineral properties
•evaluated the qualifications, performance and independence of the external auditors
•reviewed related party risks

Compensation committee
Dino Titaro (chair), Kimberly Keating, Richard Graff, and Christiane Bergevin 100% independent, met five times in 2021
Primary responsibilities
Responsible for recommending strategy, policies and programs for compensating directors and senior management:
•oversees Yamana’s compensation program including the incentive and retirement plans
•reviews the total compensation package for executives, including equity compensation, Yamana’s performance against its business goals and objectives, executive salary levels in the mining and other relevant industries, and makes recommendations to the board
•considers executive compensation recommendations, our peer group and industry data, and makes recommendations to the board
•prepares a report on executive compensation every year for developing the management information circular and reviews all executive compensation disclosure before it is publicly disclosed
•reviews and recommends director compensation
•reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2021.

2021 highlights
•considered the existing compensation program to ensure the framework continues to be in line with effective compensation practices
•reviewed trends in executive and director compensation and governance including policies of various governance organizations, including the Canadian Coalition for Good Governance, Institutional Shareholder Services and Glass Lewis
•set target compensation for the Executive Chairman, President and CEO and other named executives and recommended decisions for 2021 compensation to the board for approval
•reviewed the compensation discussion and analysis section of the management information circular
•as driven by the Executive Chairman, approved the addition of a Climate Action component to the overall short-term incentive scorecard, representing 5% of the overall total weighting

Corporate governance and nominating committee
Jane Sadowsky (chair), Christiane Bergevin, and Dino Titaro 100% independent, met three times in 2021
Primary responsibilities
Develops Yamana’s corporate governance policies and practices, assesses board and committee effectiveness, and leads the process for recruiting and appointing directors and ensuring their ongoing development:
•recommends corporate governance policies, practices and procedures
•reviews the code of conduct and other corporate governance policies, and ensures the effectiveness of management’s system for enforcing and monitoring compliance
•assesses shareholder proposals to be included in the management information circular and makes recommendations to the board
•assesses board and committee effectiveness and the contribution of individual directors
•ensures the board has an appropriate number of independent directors and that its size and composition are appropriate for effective decision-making
•recommends selection criteria for director searches and for those nominated for election each year
•leads director searches including retaining a search firm when necessary
•oversees the director orientation and continuing education programs
•reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2021.

2021 highlights
•considered crisis management during COVID-19
•reviewed current trends in corporate governance
•monitored policies distributed by various governance organizations, including the Canadian Coalition for Good Governance, Institutional Shareholder Services and Glass Lewis
•administered the director’s self-assessment, standing committee and peer assessment questionnaires
•considered the skills matrix for the board
•considered education topics for the board
•reviewed the governance section of the management information circular

Sustainability committee
John Begeman (chair), Alexander Davidson, Dino Titaro and Kimberly Keating 100% independent, met four times in 2021
Primary responsibilities
Assists the board in overseeing sustainability, environmental, health and safety, and tailings management matters:
•helps the board develop a corporate culture of environmental responsibility and awareness about the importance of health and safety
•identifies the principal risks and impacts related to health, safety and the environment, and ensures sufficient resources are allocated to address them
•oversees our corporate health, safety and environmental policies and management systems to ensure compliance with applicable laws and best management practices
•counsels management in developing policies and standards as appropriate
•reviews management’s activities in maintaining appropriate internal and external operational, health, safety and environmental audits, and reviews the results
•conducts site visits, including tailings management areas
•reviews any compliance issues and incidents to determine, on behalf of the board, that we are taking all necessary action and have been duly diligent in carrying out our responsibilities and activities
•investigates or arranges an investigation of any unusual health, safety and environmental performance
•reviews monthly and annual sustainability, health, safety and environmental reports
•reviews and approves annual disclosure relating to our sustainability, health, safety and environmental policies and activities
•reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2021.

2021 highlights
•conducted monthly reviews and monitored reports by the safety, health, environment and community department
•reviewed tailings management
•reviewed the Material Issues Report, our annual sustainability report, which is available on our website
•reviewed the sustainability section of the management information circular

2. Governance

Our governance practices.................................................................................	27
About the board................................................................................................	30
Serving as a director.........................................................................................	39
Director compensation.....................................................................................	44

OUR GOVERNANCE PRACTICES

Our governance practices meet the Canadian, United States and United Kingdom requirements that apply to us, and follow best practices in general. We monitor governance developments to ensure our practices continue to be current and appropriate, and support our high standards of governance and stewardship.

Our practices meet the following Canadian requirements:
•National Policy 58-201, Corporate Governance Guidelines – best practice guidelines for effective corporate governance, including the composition and independence of corporate boards, their functions, the effectiveness and education of directors and other items dealing with sound governance
•National Instrument 58-101, Disclosure of Corporate Governance Practices – governance disclosure rules
•National Instrument 52-110, Audit Committees – audit committee rules about the independence and financial expertise of its members
•the corporate governance guidelines of the Toronto Stock Exchange (TSX)
•the diversity disclosure requirements under the Canada Business Corporations Act.

Our governance practices meet the corporate governance requirements for a company with a listing on the standard segment of the Main Market of the London Stock Exchange (LSE), and most of our practices also meet the corporate governance listing standards of the New York Stock Exchange (NYSE) even though we are not required to as a foreign private issuer. You can find details about how our practices differ from the NYSE standards on our website (www.yamana.com).

The board and management believe that good governance is essential to managing our business, protecting employees and shareholders and enhancing shareholder value.

What we do
✓	Board independence. The majority of our board is independent. The board has a Lead Director to provide independent leadership to the independent directors. All four board committees are independent
✓	Majority voting. We have a majority voting policy for electing directors to the board
✓
Share ownership requirements. We require directors and executives to own Yamana equity to reinforce their commitment and to align with shareholders’ interests, and set minimum requirements for executive vice-presidents and senior vice-presidents

✓	Diversity policy. We have a formal diversity policy for the board and management that includes, among other categories, gender diversity
✓	Formal position descriptions. We have formal position descriptions for the Executive Chairman of the Board, Lead Director, each committee chair and the CEO and CFO roles
✓	Succession planning. We continually monitor our succession planning for senior executives, the CEO and the board
✓	Qualified board. We have a skills matrix to assess board composition and prospective director candidates
✓	Retirement policy. We have a director retirement policy to ensure appropriate tenure and board refreshment. We also have an employee retirement policy for succession planning
✓
Formal assessment. The board conducts a formal assessment of board and committee effectiveness and the contribution of individual directors. The board also assesses the performance of the Executive Chairman, CEO and other named executives

✓	Ethical conduct. Our code of conduct applies to directors, officers and employees and any party acting on our behalf or representing us (contractors, agents, or consultants)
✓	Shareholder engagement. We expanded our shareholder engagement program and are committed to ongoing engagement
✓
Related party transactions. Our related party transactions policy states that the independent and disinterested members of the board are responsible for reviewing and evaluating related party transactions. The policy sets out definitions and factors that the independent board members will consider when reviewing a related party transaction.

✓	Accessible board. Shareholders, employees and others can contact the Executive Chairman, CEO, Lead Director and members of the board of directors
What we don’t do
x	No dual class shares. We do not have dual class shares or non-voting shares
x	No slate voting. Shareholders can vote for or withhold their vote for individual directors

Awards and achievements

For the 13th consecutive year, Yamana was included in Sustainalytics’ Jantzi Social Index. The index partners with the Dow Jones Sustainability Index to include 50 Canadian companies that are screened against a broad set of ESG performance criteria.

In June 2021, Yamana was named one of Canada's Best 50 corporate citizens by Corporate Knights magazine. Yamana was ranked 31st and was the highest-ranked mining company. The rankings are available at https://www.corporateknights.com/channels/leadership/meet-the-2021-best-50-canadian-corporate-citizens-16250328/. Corporate Knights was founded in 2002 and is one of the world’s largest circulation magazines focused on the intersection of business and sustainability. The Best 50 rankings are generated based on an evaluation of eight environmental metrics, five social metrics, six governance metrics and three economic factors.

In October 2021, Canadian Malartic was presented with the Discovery of the Year Award at the Quebec Mineral Exploration Association (QMEA) virtual 2021 Xplor Convention in recognition of the East Gouldie zone of the Odyssey mine in September 2018.

Yamana successfully completed the second year of a three-year implementation of the Mining Association of Canada’s Towards Sustainable Mining program and the World Gold Council’s Responsible Gold Mining Principles. We made significant progress in 2021 and are well positioned to complete our implementation in year three.

In December 2021, the MARA project was recognized at the Silver and Gold Summit in Buenos Aires for its public participation program and efforts to engage and introduce communities to mining.

On September 16, 2021, Edvaldo Alves Amaral Junior, General Manager of Jacobina Mine, received the title of Honorary Citizen of Jacobina from the Jacobina Council for his contribution to the development of the city and the region.

Yamana was the winner of the third CBPM Mining Award. The company was recognized as “Mining Company of the Year,” with more than 55% of the public votes. The VP, Operations was elected the “Mining Personality of the Year,” with more than 40% of the votes. CBPM is a state company in Bahia, Brazil dedicated to exploration and sustainable mining.

The 23rd Mining Industry Excellence Awards recognized the best projects in the mining industry, elected by an independent jury of industry experts. For the fourth consecutive year, Jacobina received this recognition with a successful improvement project led by senior financial planning analyst, Dimitria Rayssa Lima Nascentes, "Optimization of the BUDGET/LOM strategic planning construct and increased reliability". The goal is to use statistical tools to design the best scenarios for strategic planning, using the Six Sigma methodology. With this project it was possible to identify opportunities for cost reduction and productivity increase, in addition to projecting for the LOM (life of mine).

Jacobina, for the second consecutive year, was certified as one of the Best Companies to Work for in Brazil according to the Great Place to Work Institute (GPTW).

The Joint Committee of the plant area, based in El Peñón, formed by members of the company and the union, was classified as the third best in mining operations in the Antofagasta region by the Regional Mining Safety Committee of the Municipality. This committee is responsible for discussing, implementing and monitoring the effectiveness of protocols and actions aimed at employee safety. The Joint Committee of the contractor Orica, based in El Peñón, was also classified as second place in the Contractors category, by the same entity.

ABOUT THE BOARD

We have a highly engaged board, committed to our long-term success. The board has a strong and diverse mix of skills in finance, mining, exploration, sustainability, metallurgy, mergers and acquisitions, and international business, among other things. Our Executive Chairman is Peter Marrone, who founded Yamana in 2003 and previously served as CEO from 2003 to August 2018.

Independence
A majority of the board is independent according to the board’s independence criteria and our governance guidelines. Our seven independent director nominees have no links to Yamana, and we also have an independent Lead Director (you can read more about the Lead Director starting on page 18).

All four of the board’s standing committees consist entirely of independent directors. The board also reviews other board and committee memberships when assessing director independence for audit committee purposes. Seven director nominees serve on the audit committees of other public companies. The board has reviewed these memberships, the directors’ financial expertise, attendance records and their other commitments and does not believe they impair their ability to effectively serve on our audit committee.

About independence
A director is independent if he or she is independent of management and free from conflicts of interest. This means that, in the view of the board, an independent director does not have a direct or indirect material relationship with Yamana or its subsidiaries that could reasonably be expected to interfere with his or her ability to exercise independent judgment.

Role of the board
The board is responsible for the stewardship of Yamana, supervising the management of our business and our affairs and acting in the best interests of the company and our shareholders.

The board’s main duties involve:
•strategic planning
•identifying the principal risks of our business and ensuring we implement appropriate systems to manage these risks
•succession planning, including appointing senior management and overseeing their training and development
•establishing a communications policy for communicating with investors and other interested parties
•overseeing the integrity of our internal controls and management information systems
•assessing the effectiveness of the board, its committees and the contribution of individual directors.

The board fulfills its mandate directly and through its four standing committees, which operate independently of management and report directly to the board (you can read more about the committees starting on page 25).

Role of the Executive Chairman
The Executive Chairman provides leadership to the board so it can carry out its responsibilities effectively and he chairs all board meetings in a manner that promotes meaningful discussion.

The Executive Chairman is responsible for the following duties, among others:
•taking responsibility for the board’s composition and overseeing the induction and development of directors
•ensuring the board works together as a cohesive team with open communication
•working with the corporate governance and nominating committee to ensure there is a process to evaluate the effectiveness of the board, board committees and individual directors at least once a year
•guiding management and acting as a liaison between the board and other members of management to ensure a professional and constructive relationship and that both clearly understand the allocation of responsibilities and boundaries between the board and management
•driving management succession at senior levels and ensuring that the organization is developing succession-ready executives for all senior roles
•building relationships with members of the industry and financial community
•assessing and evaluating business development opportunities, and determining effective strategies in pursuit of those opportunities
•evaluating risk and actions to be taken to mitigate risk
•managing sustainability matters and developing policies relating to ESG matters
•managing the impact of COVID-19 on the company
•evaluating corporate performance against budget and strategic objectives
•spearheading the strategic business and corporate development efforts relating to longer-term value creation and leading various corporate transactions relating to the implementation of the strategic plan
•representing Yamana and engagement with key governments and various other stakeholders.

Role of the Lead Director
The Lead Director provides leadership to the independent directors and ensures that the board’s responsibilities are well understood and respected by both the board and management. He also works closely with the Executive Chairman and President and CEO, providing advice and counsel as appropriate.

The Lead Director is also responsible for:
•ensuring that the board understands its obligations to Yamana and our shareholders
•supporting the corporate governance and nominating committee by developing criteria for potential director candidates and ensuring new directors receive adequate orientation and training
•reviewing any director conflict of interest issues as they arise
•ensuring the board has a process for assessing the performance of the Executive Chairman and the President and CEO and that there are appropriate succession, development and compensation plans for senior management
•ensuring that the independent directors meet regularly, chairing these meetings and reporting the results to the Executive Chairman and the President and CEO
•addressing any communication from shareholders or other stakeholders for the independent directors and determining the appropriate action.

Richard Graff was appointed Lead Director on September 30, 2017. Mr. Graff is currently the chair of the audit committee and is recognized as a leading expert in financial accounting and practices for mining companies. Mr. Graff has consistently demonstrated his knowledge of the mining industry and has made valuable contributions to the oversight of Yamana, serving on our board since 2007 (see his profile on page 18).

Strategic planning
The board is directly involved in our strategic planning process.

We hold an annual offsite meeting for the board and management to focus on our strategy and budget planning. The meeting runs from one to three days and typically covers six areas:
•assets
•risk (government, community relations, management succession, health and safety and any gaps in board skills)
•strategy (for the next three to five years)
•budgets (for the next one to three years)
•production (for the next one to five years)
•costs (for the next one to three years).

The Executive Chairman and the President and CEO get input from the board to discuss potential agenda items, but the primary focus is to ensure a balance between costs and production, margin preservation and the generation and protection of cash flow. We believe this approach is appropriate and prudent for creating value in the prevailing commodity price environment.

At the end of the session, the board approves our corporate strategy.

The board monitors our performance by:
•meeting at least quarterly to receive presentations by senior management on our results, our strategy and our progress in meeting our objectives for the year
•discussing our operations, corporate governance matters and other items as appropriate
•receiving monthly reports on our operations, health, safety, environment and community, construction activities and business development
•reviewing quarterly reports on exploration
•meeting after the annual meeting of shareholders and more often depending on our affairs, business opportunities or risks.

Occasionally, outside advisors are invited to attend.

The Executive Chairman updates the Lead Director, the committee chairs and/or the board on any significant events between regularly scheduled meetings.

Our approach to environmental, social and governance issues

At Yamana, we believe that achieving environmental, social and governance (ESG) excellence is a core part of our business and is essential to our future growth and profitability. It also defines, to a significant degree, our reputation. Increasingly, reputation in the mining sector is the currency necessary to advance our business. We believe that reputation is the product of two things: the trust-based relationships we forge with a range of stakeholders, especially host communities; and our on-the-ground performance.

ESG at Yamana encompasses a range of business functions, including health and safety, environmental protection, community relations and development, tailings management, human rights, government relations and security, in addition to the breadth of corporate governance elements that apply to all aspects of our business. You can read more about our commitments, management systems and performance on our website, or in our Material Issues Report, also available on our website (www.yamana.com).

Governance
Governance of ESG is built into our overall governance structure, management systems and practices. ESG is driven by the Executive Chairman, supported by the board of directors, and the corporate HSSD team, as well as a regional HSSD Director and the HSSD team and committee at each site.

Board of directors	Corporate	Site
The board oversees strategy, governance and risk, including risks and opportunities associated with ESG factors, including climate change.

The Executive Chairman drives and facilitates ESG policy development and the implementation of directives, in consultation with the board and with the support of the President and CEO and the Senior Vice President, Health, Safety and Sustainable Development (HSSD).

The board’s sustainability committee oversees all aspects of health, safety and sustainability matters. It reviews policies, compliance issues and incidents, and ensures we have been diligent in carrying out our responsibilities and activities.

You can read more about the sustainability committee and its 2021 activities on page 26.

The HSSD team is led by the Senior Vice President, HSSD, who has responsibility for the majority of ESG factors. This position reports directly to the President and CEO.

The HSSD team implements policy and strategy, and facilitates dialogue with external stakeholders. It also collaborates with our mine sites to co-develop standards and procedures and share best practices – any policy or strategy modifications are reviewed by our general managers, regional directors, the senior executive team and the board.

The HSSD team provides regular reports on key environmental indicators to senior executives and the board. The Director of Tailings Management has an indirect reporting line to the Executive Chairman on behalf of the board and a direct reporting line to the Senior Vice President, HSSD.
Each mine site has an HSSD team as well as a committee that is chaired by the site’s general manager.

The HSSD team reports regularly to the site’s general manager, regional HSSD directors and the corporate HSSD team.

In addition to the HSSD teams, each site also has a committee that meets at least monthly to discuss HSSD issues and solutions and other operational practices. The committees monitor the effectiveness and performance of their site’s sustainability programs and report any material issues to the general manager, who escalates matters as necessary.

Strategy and risk management
Excellence in health and safety, protecting the environment, and earning and enhancing the privilege to operate with host communities are keys to our success. Our vision of 'One Team, One Goal: Zero' reflects our belief that everyone at Yamana is responsible for our health, safety and sustainable development (HSSD) performance.

We revised our HSSD Management Framework in 2021 and introduced a new responsibility policy and eight statements of commitment for each functional element that comprises HSSD. These changes, along with the upcoming development of HSSD standards, build on the pre-existing management framework and will incorporate the elements of external codes and standards that Yamana has committed to implement. We expect these changes to take HSSD performance to the next level.

We focus on material issues identified through ongoing engagement with stakeholders. The following are eight of the most material issues on which we regularly report. Each of these topics is continually monitored at both the operations and corporate levels with reporting to senior executives and the board of directors to ensure accountability and oversight.

Business ethics and human rights	Health and safety	Community relations and social license	Water management	Tailings and waste management	Climate change	Biodiversity	Closure
Operating ethically is integral to how we do business, and our work with local stakeholders is guided by the UN’s Protect, Respect and Remedy Framework on Human Rights.	We focus on preventative or ‘leading’ performance measures, and are continuously working towards a health and safety culture of collective responsibility and accountability.	We proactively engage with stakeholders about issues that matter to them, collectively manage risks and impacts, and maximize community benefits.	We work to reduce our consumption of fresh water and maximize the reuse and recycling of mine water while minimizing discharges to the environment.	Our tailings management system incorporates evolving international best practice, allowing operations and the corporate office to manage and mitigate tailings-related risks.	Our operations' balance improves energy use and reduces greenhouse gas emissions while also adapting to and mitigating the impacts related to climate change. Our Climate Action Strategy defines our commitment to a low-carbon future.	Our sites use baseline biodiversity and environmental studies to inform their reclamation activities and minimize their impact on the biodiversity of the area around the site.	We have a comprehensive mine closure plan for each operation and clear guidelines on accounting for closure costs.

Managing and mitigating climate change

Yamana formally adopted a board-approved climate strategy in early 2021, at the direction of the Executive Chairman, to demonstrate climate change leadership and our commitment to the transition to a low-carbon future. We advanced our work to define our baseline emissions year (2019) and our business-as-usual emissions projections, based on approved life-of-mine plans. We announced in December 2021 that we had raised our climate ambition to align with a science-based 1.5°C target compared to pre-industrial temperatures, and that we will require annual GHG emissions reductions of 4% to 5% to 2030. We have identified projects that will allow us to meet the 2030 target with modest expenditure. At the same time, we will advance our plans towards meeting our aspirational net-zero 2050 target. Our climate change approach also incorporates adaptation, mitigation and preparedness, primarily focusing on how we can remain resilient to the impacts of climate change on our business and operations.

Metrics and compensation

One of the primary ways we prioritize ESG performance is by having it linked to compensation. We have an HSSD Performance Index that drives improvement in key areas. The index includes leading and lagging measures, as well as site-specific improvement initiatives, and is linked to both site and executive compensation.

2021 executive HSSD scorecard

The following HSSD targets accounted for 20% of the annual bonuses paid to our executives this year (see page 66).

Health and safety
•Total Recordable Injury Rate (TRIR) (lagging)
•Closeout of planned Incident Cause Analysis Method (ICAM) incident investigations (leading)

HSSD
•Measurement of significant HSSD (environment and community) incidents (lagging)
•HSSD improvement plans addressing climate change, biodiversity, water, community, and health and safety (leading)
•Implementation of the Mining Association of Canada’s Towards Sustainable Mining Protocols (leading)
•Implementation of the Responsible Gold Mining Principles (leading)

Climate Action
•Completion of the seven process indicators of our Climate Action Strategy (leading)

[callout]
New compensation metrics explicitly support our commitment to a low-carbon future
As driven by the Executive Chairman, and following board approval of our Climate Action Strategy in early 2021, a new Climate Action component was added to the overall corporate short-term incentive scorecard, representing 5% of the overall total weighting. The 2021 objective incorporates the seven process indicators of our Climate Action Strategy for 2021. We expect this incentive will be retained going forward and will consist of specific measures that support our climate strategy.

Our 2021 climate work demonstrated that a minimal level of annual GHG reduction of between 4% and 5% from our 2019 baseline year will be required to meet our 1.5°C science-based target compared to pre-industrial levels. Several low-capital, high-return alternatives were evaluated to increase operational productivity and reduce operating costs, including installation of wind power facilities at Cerro Moro, implementation of battery electric vehicles and/or biofuels for mobile equipment, and stationary alternatives for material handling (e.g. conveyors), among others. The alternative with the most significant GHG reduction potential and most compelling improvement in operating costs is the Cerro Moro wind power option. We are engaging with third-party providers to move this alternative forward and expect a feasibility study to be completed in the third quarter of 2022.
[end callout]

COVID-19

The COVID-19 pandemic underscored Yamana's strong commitment to effective management of ESG issues. Since the emergence of the pandemic, our crisis response team, headed by our Executive Chairman and made up of our senior executives and operational leaders, has taken quick and decisive action to respond to the pandemic in a fluid and fast-moving environment. We adjusted and managed our business effectively during this period, mitigating risks and further advancing opportunities, while ensuring the safety of employees, contractors and host communities. We enhanced our HSSD protocols to address the new risks posed by COVID-19 and keep our employees and communities safe. In addition to heightened health screening and social distancing and hygiene measures, Yamana responded to community needs with financial and critical supply donations as well as community support for crisis planning and management.

Risk oversight
We support risk management at Yamana at three levels:

The board
The board has overall responsibility for risk oversight and each board committee is responsible for overseeing risk in particular aspects of our business.

The Executive Chairman has ultimate oversight of all elements of risk and, together with the board, defines the desired strategy and approach to mitigation.

Board committees
Each of the board’s standing committees is responsible for overseeing risk in particular aspects of our business. The board also has an advisory committee that focuses on risk oversight (see below).
Management Our Vice President, Risk Management leads our risk management activities across Yamana and reports directly to the CFO.

The board has an ad hoc advisory committee that focuses on risk oversight and meets when necessary. The opportunities and risks committee assists the board in overseeing corporate opportunities and the risk management framework. Specific activities include assessing any corporate activities and opportunities brought to the company, reviewing and assessing our risk management framework and critical risk management policies, and monitoring Yamana’s risk profile. The committee is chaired by the Executive Chairman and has four other members.

Enterprise risk management (ERM)
We use our enterprise risk management framework to identify, assess and mitigate our risk. It provides current, accurate information about our major risks, and uses a risk register that categorizes the risks to assess and predict their likelihood of occurring.

The ERM framework minimizes the downside risk while maximizing opportunity within our risk appetite and serves as an important tool to:
•apply appropriate resources to address the most important risks
•formally integrate risk management into our strategic planning process and business planning
•reduce operational volatility.

Many of our risks relate to our ability to acquire, finance, explore, develop and operate mining properties and they generally fall into six main categories of risk:

•Audit and financial
•Cybersecurity
•Operational
•Sustainability, health and safety
•Regulatory, legal and political
•Governance

We discuss some of the key areas of risk below.

Audit and financial risk management
We emphasize financial risk management as part of our normal operations to manage and mitigate financial risk. Management continually monitors and evaluates our risk management activity, including our banking exposure, exposure to counterparties and current mark-to-market financial contracts.

Our objective is to manage certain risks against adverse price movements so revenues are more predictable. We may use hedging from time to time to protect cash flows, including when we undertake significant projects or have specific debt servicing requirements.

Cybersecurity risk management
With the world having turned to remote working almost overnight in 2020, the board made it an immediate priority to ensure we were managing and identifying cybersecurity risks that could inhibit our ability to operate successfully while working remotely. The design was reviewed and a constant monitoring of appropriate controls was applied to mitigate any cybersecurity risks. The cybersecurity program was reviewed and updated to facilitate ongoing defences and compliance in an evolving risk environment. The board of directors as a whole has oversight of this risk, and is updated semi-annually by management, although more frequently in 2020 and 2021. Yamana has never experienced a material information security breach and is continually reviewing its cybersecurity risk insurance policy.

Our cybersecurity program is not externally audited or certified to any information standard. However, we have opted to align our program with the requirements of the ISO/IEC code of practice and NIST Cybersecurity Framework. We provide cybersecurity training and certification processes to all new employees as well as ongoing training, at least once a year, to existing employees through phishing simulations, educational and awareness communications, and cyber and threat awareness training throughout the year.

Sustainability, health and safety risk management
Adhering to sustainability and health and safety standards is a high priority. Protecting the health and safety of our workers and neighbouring communities is paramount, and we incent senior management to focus on:
•creating a culture where health and safety are paramount and never compromised
•ensuring strong results in safety, health and environment
•monitoring and reporting health and safety performance
•monitoring our compliance with legislative, regulatory and corporate standards for environmental, health and safety practices and issues
•monitoring compliance with the company’s human rights statement of commitment, available on our website
•recognizing and rewarding responsible behaviour.

The board assesses the performance of the named executives and other members of the senior management team throughout the year during specific business reviews, committee meetings, site visits and regular updates on strategy development, safety, health and environmental results, business controls, and other areas that are critical to our general performance and sustainability.

Compensation governance risk
The compensation committee, on behalf of the board, regularly reviews potential risks that could arise as a result of the executive compensation program. See page 56 for details about compensation risk management.

In addition to existing compensation governance practices and processes, policies which help to mitigate compensation-related risks include:
•Anti-hedging policy – Our anti-hedging policy strictly prohibits officers, directors and employees from engaging, either directly or indirectly, in the purchase of instruments that are designed to directly hedge or offset a decrease in the market value of Yamana’s common shares or other securities, including pre-paid variable forward contracts, equity swaps, collars, puts, calls or other derivative securities. We are not aware of any directors, officers or employees who have engaged in this kind of activity.
•Clawback policy – We do not have a policy at this time but continue to monitor regulatory developments in our governing jurisdictions.

You can read more about risk at Yamana in the 2021 annual information form on our website (www.yamana.com) and on SEDAR (www.sedar.com).

Succession planning
We have short-term contingency plans and longer-term succession plans for our senior management team.

The board is responsible for:
•ensuring we have an orderly succession plan for the Executive Chairman and the President and CEO
•reviewing the succession plan for the senior management team that the Executive Chairman and the President and CEO manage
•ensuring the succession plan includes a process for responding to an emergency situation that requires an immediate replacement of the Executive Chairman, the President and CEO, or any other member of senior management, or a replacement of any combination of these roles.

To assist the board, the Executive Chairman and the President and CEO review succession planning for each named executive on an ongoing basis and share their views with the board from time to time. The Executive Chairman and the President and CEO consider our future business strategy, the core skills and experience required to carry out the strategy, gender balance and the abilities of each individual when identifying potential successors for advancement to more senior roles.

The board discusses the management succession plans, which identify potential short- and longer-term successors to the Executive Chairman, the President and CEO and potentially other executive management positions.

Diversity

Diversity policy
Our diversity policy establishes our commitment to the principles of diversity and inclusion when considering candidates for the board and senior leadership. We consider all forms of diversity, including the level of representation of women, Indigenous peoples, persons with disabilities and members of visible minorities, age, culture and geographic background in conjunction with other factors such as experience, skills, capability and other relevant qualifications when assessing potential director candidates. The board works with the corporate governance and nominating committee when assessing candidates and considers all of these characteristics, consistent with our diversity policy.

Our diversity policy specifically includes Indigenous peoples, persons with disabilities and members of visible minorities. We have gender targets for the board but have not currently set any other targets. We are currently discussing our approach to targets in the context of our recruitment practices for directors, and recruitment and hiring practices for management and employees.

Board diversity
The corporate governance and nominating committee recognizes the importance of diversity on the board and will consider all forms of diversity, including the level of representation by women, Indigenous peoples, persons with disabilities and members of visible minorities, age, and culture and geographic background, in conjunction with other factors, such as experience, skill, capability and other relevant qualifications when assessing candidates for the board of directors.

We look for particular skills and attributes in director candidates as well as key skills and experience.

Directors must have seven core qualities and skills:
•financial literacy
•integrity and accountability
•ability to engage in informed judgment
•governance
•strategic business development
•excellent communication skills
•ability to work effectively as a team.

Directors must also have strong business experience as a senior executive, as set out in the skills matrix on page 41. The corporate governance and nominating committee updates the skills matrix every year to assist with director searches to enhance the board’s profile and technical skills.

The committee considers candidates with a broad, sophisticated business perspective and a combination of diverse skills, experience and personal attributes. The committee works with the board to define specific criteria that would enhance the board’s profile and strong technical skills. It has worked with an external search firm to assemble a broad pool of qualified candidates and also receives recommendations on potential candidates from other directors. The committee then selects the strongest candidates to meet with the board.

Gender
The table below shows the change in gender diversity of the board's independent directors over the past three years. As at March 22, 2022, three of the seven independent nominated directors are women (43.0%), compared to 22% of the independent directors five years ago. The chair and two-thirds of the members of our corporate governance and nominating committee are women. One-third of the audit committee and half of the compensation committee are women.

	2021	2020	2019
Number of female directors	3	3	4
% of female directors	43%	43%	40%

The corporate governance and nominating committee reviews the diversity policy annually, monitors our diversity progress and the effectiveness of the diversity policy, and discusses the matter with the board on an ongoing basis.

Geography
The table below shows the change in the board’s geographic diversity over the past three years. Six of the nine nominated directors (67%) are Canadian and three of the nominated directors (33%) are from the US, compared to 70% and 30% three years ago.

	2021	2020	2019
Canada	67%	67%	63%
US	33%	33%	37%

Indigenous, disabled, visible minorities
Our diversity policy specifically includes (in addition to women) Indigenous peoples, persons with disabilities and members of visible minorities, which are the four designated groups under the Canadian federal Employment Equity Act. While we don’t have targets for directors, we ask the directors to identify in a questionnaire whether they self-identify with any of these categories. None of the nominated directors self-identify as Indigenous, a person with a disability or a member of a visible minority.

In line with the diversity policy, the committee considers these categories when recruiting new director candidates as part of our board renewal process.

Evolving our diversity program
Yamana is committed to diversity and inclusion at all levels of our organization, but we recognize there is room to improve. We are currently evaluating new initiatives aimed at increasing gender diversity at all levels of the company.

In 2021, we released our diversity and inclusion statement which includes our commitment and objectives around a diverse workplace.

We are in the process of developing diversity and inclusion goals and initiatives that we intend to implement across the organization. These are currently organized into three areas:

1. Create awareness
2. Build and maintain a diverse workforce
3. Cultivate and support an inclusive culture.

Leadership diversity
We are committed to the principles of diversity and the importance of gender diversity and diverse cultural, demographic and geographic backgrounds, age, skills and experience in building a strong leadership team.

We have not adopted a formal goal for gender diversity on our senior leadership team at this time, but we do track gender representation.

Gender diversity
The table below shows the change in our leadership diversity over the past three years. In 2021, the senior leadership team included 16 women (35%) at director level and above.

	2021	2020	2019
Senior vice presidents	1	1	1
Vice presidents	2	2	2
Directors	13	10	9
% of women in management	35%	26%	24%

In an effort to increase diversity in senior leadership roles, our human resources group ensures that all job postings are gender neutral. We ask our internal recruitment specialists and all third-party recruitment advisors to present a diverse list of candidates that includes factors like gender.

Local initiatives and awards
Diversity and inclusion are critical at our mine sites and offices because they nurture an environment where employees feel valued for their unique qualities, which helps us build a high performing and engaged workforce. Local initiatives are tailored for each site in line with local legislation.

•In Chile, we have partnered with the Descúbreme Foundation, which focuses on training people with disabilities to improve their employability and to foster an organizational culture that values diversity and inclusion.
•At our El Peñón mine, we participate with the Industrial Association of Antofagasta in programs that support the inclusion of women and people with disabilities. Other committee work includes collaborations with the Ministry of Women, Ministry of Mining, and Ministry of Labor. We have created a gender inclusion and equity committee with the three unions to improve and promote diversity and inclusion. We have increased our female workforce in technical and apprentice positions.
•At our Minera Florida mine, we focus our recruitment strategy around diversity and inclusion, aiming to recruit female employees in technical positions. Leaders have been trained in diversity and inclusion awareness and on ways to reinforce the inclusion of employees with disabilities and increase the female workforce.
•In Argentina, at our Cerro Moro mine, we have had some success in attracting female employees to operational roles.
•At our Jacobina mine, local authorities have recognized Jacobina's program for people with disabilities as a model and reference in the mining industry. The Women's Sustainable Diversity Program continues to monitors the number of women employed at the site and career opportunities, with the objective of increasing the number of women in all areas and providing better working conditions for them. We implemented tools to assist employees with disabilities such as an instant transcription app for employees with hearing disabilities, and a course on Libras (Brazilian Sign Language) was offered to employees. Awareness training continues to be offered to managers.
•In Argentina, Marcela Gonzalez, Director, Legal - Argentina, was recognized by the Women in Mining Argentina (WIM) Organization for "her leadership in inspiring women to face new challenges and change paradigms in the mining industry", during the "Argentina Oro, Plata y Cobre" (Argentina Gold, Silver and Copper) event, which took place on December 14, 2021 in Buenos Aires. The recognition is done annually by WIM to recognize different women at different levels in mining organizations and aims to promote inclusion in the industry.

In line with our diversity policy, we are striving to offer equal opportunities in our procurement sourcing, to encourage diverse suppliers to compete while adhering to our business ethics principles.

Leadership development
Our leadership development program is competency-based to drive improvement in leadership effectiveness. The program is designed to produce measurable and sustainable results on eight core leadership characteristics:

1. Act with honour and integrity
2. Build a high performance culture
3. Inspire, communicate, and engage
4. Create alignment and accountability
5. Focus on actions and outcomes
6. Drive profit and efficiencies
7. Build strategic partnerships and relationships
8. Exhibit superior technical and functional skills

Fair compensation
Human resources conducts an annual compensation review that is focused on scope of job, experience of the candidate, and skills. We specifically compare compensation of employees in similar job levels/roles. This analysis is conducted in our corporate office to ensure consistency, rigour, and a process free of local bias.

Shareholder engagement

Our approach to engagement
The board and management recognize the importance of an open and consistent engagement process with the company’s shareholders and other stakeholders. This engagement process is effected by several means, including through the company’s continuous disclosure, including our annual and quarterly reports, annual information form, management proxy circular, annual report, annual general meeting of shareholders, quarterly conference calls, news releases, website, discussions with various investor stewardship or corporate governance departments of the company’s shareholders, industry conferences and a comprehensive program for members of senior management to meet with the company’s existing and potential shareholders throughout the year.

We proactively engage with shareholders about our executive compensation and governance practices. Our Executive Chairman, President and CEO, chair of the compensation committee, Senior Vice President of Human Resources, Senior Vice President, General Counsel and/or Senior Vice President of Health, Safety and Sustainable Development typically attend these meetings. Topics have included our approach to governance practices, our approach to executive compensation and shareholder concerns.

As part of our annual shareholder engagement program, we reached out to approximately 40% of the shareholder base in Canada, the United States and Europe. We took the opportunity to discuss our approach to ESG issues, and the design of our framework for compensation, its alignment between company performance results and executive compensation, and the TSR multiplier. You can read about our compensation framework on page 53.

Investor relations
We also have a robust investor relations program. Our Executive Chairman, President and CEO, CFO and other senior executives regularly meet current and prospective investors in one-on-one meetings, group meetings, investor conferences and site tours. The meetings generally include an investor presentation with updates on our strategic progress, operational and financial updates, and progress toward achieving our goals for the year.

Communicating directly with the board
Shareholders, employees and others can communicate directly with the board by writing to the board chair or the Lead Director c/o the Senior Vice President, General Counsel and Corporate Secretary:

Yamana Gold Inc.
200 Bay Street
Royal Bank Plaza, North Tower
Suite 2200
Toronto, Ontario M5J 2J3
Or email investor@yamana.com.

SERVING AS A DIRECTOR

Ethical conduct
We expect directors to use sound judgment, avoid conflicts of interest and to always act in our best interests.

Yamana’s related party transactions policy states that the independent and disinterested members of the board are responsible for reviewing and evaluating related party transactions. The policy sets out definitions and factors that the independent board members will consider when reviewing a related party transaction. For more details, see page 14.

Directors must disclose to the Executive Chairman any conflict of interest he or she may have and recuse themselves from any board deliberations on the matter.

We have adopted a code of conduct (code) and several governance policies that apply to all directors, officers, employees and any third party acting on our behalf or representing Yamana such as contractors, agents and consultants.

The code and governance policies signify Yamana’s commitment to conducting business in accordance with the letter and spirit of the law and high standards of ethical business conduct. It governs all aspects of Yamana’s business, including governing fair competition, conflicts of interest, anti-corruption practices, and community and political involvement. The corporate governance and nominating committee reviews the code and other governance policies, updates them as necessary to reflect developments in law, regulation and professional ethics, and Yamana's commitments to communities.

The committee monitors compliance with the code by ensuring that all directors, officers, employees and contractors in all jurisdictions where we operate receive and familiarize themselves with the code and acknowledge their support and understanding of it.

In 2021, we also formalized our alignment with the Voluntary Principles on Security and Human Rights, began implementing them at our wholly-owned operations, and require our service providers to adhere to them as well. A copy of our human rights statement of commitment is available on our website.

All employees and directors are required to complete online training and annually certify that they:
•understand and agree to abide by the code
•will seek guidance if they are ever in doubt as to the proper course of conduct
•will report any action that appears inconsistent with the standards set out in the code
•are in compliance with the code, and
•are not aware of any potential misconduct under the code that has not been reported to appropriate Yamana management.

Our contractors and suppliers are also provided with the code when they enter the procurement process, to train their employees who perform work for Yamana.

Any incident of non-compliance must be reported immediately in accordance with the code. There are various communication channels that can be used to report any potential or suspected violations of the code, law, regulation or policy, including concerns about accounting internal controls over financial reporting or other auditing matters. We have also established the Yamana Integrity Helpline, which is available in all languages and jurisdictions we operate in, so anyone, including employees, contractors and suppliers, can make a report anonymously via the website or a toll-free phone number. The audit committee has oversight responsibility over the Yamana Integrity Helpline.

A copy of the code is available on our website (www.yamana.com) and on SEDAR (www.sedar.com). The code is available in English, Spanish, French and Portuguese.

The board takes steps to ensure that directors and executive officers exercise independent judgment when considering transactions and agreements. It makes sure that directors and officers are familiar with the code and, in particular, the rules concerning reporting conflicts of interest. As of the date of this circular, no informed person or nominated director, or their associates or affiliates, has a direct or indirect material interest in any transaction or proposed transaction that has had or will have a material effect on Yamana or any of our subsidiaries.

Attendance
We expect directors to attend all board meetings and all of their committee meetings in person when possible. In 2021, almost all regularly scheduled board and committee meetings were virtual because of COVID-19.

We also expect directors to prepare thoroughly for each meeting (including a full review of all materials sent in advance) and to stay for the entire meeting and actively participate in the deliberations and decisions.

If there are unforeseen circumstances and a director is unable to attend a meeting, he or she is expected to contact the Executive Chairman, the President and CEO or the Corporate Secretary as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

We have a strict attendance policy: directors who are unable to attend at least 75% of the regularly scheduled board and/or committee meetings must tender their resignation to the chair of the corporate governance and nominating committee. This policy is only waived in exceptional circumstances.

Share ownership
We require directors to hold equity in Yamana so their interests are aligned with those of our shareholders. Directors must hold three times their annual board retainer and they have three years to meet the requirement.

We value their shareholdings using the market value or book value, whichever is higher. You can read more about director share ownership on page 44.

Other directorships
We do not limit the number of public company directorships, but we consider other boards and commitments when assessing suitable director candidates to make sure they can dedicate the appropriate time, energy and focus to Yamana’s board.

Skills matrix
The corporate governance and nominating committee assesses the composition of the board using a skills matrix, which it updates annually to reflect specific criteria, including categories of business experience that would enhance the board’s profile and technical skills. The committee’s goal is to establish a board with a broad, sophisticated business perspective and a combination of diverse skills, experience and personal attributes. The committee has determined that there are no gaps in the necessary skills for effective board oversight.

The following reflects the skills for each director nominee for election at the meeting.

	John Begeman	Christiane Bergevin	Alexander Davidson	Richard Graff	Kimberly Keating	Peter Marrone	Daniel Racine	Jane Sadowsky	Dino Titaro
Board experience
Board experience
Audit committee experience
Governance committee experience
Sustainability committee experience
Compensation committee experience
Business experience
Senior level executives
Mineral exploration – experience in and understanding of mineral exploration activities
Mining operations – experience in and understanding of mining operations
Other extractive industries – experience in and understanding of natural resources other than what the company produces
Risk management – knowledge or experience in identifying, assessing and managing risks as they relate to the extractive industry
Sustainability – understanding risks, understanding government regulations, and experience in health, safety, environment and community matters in the extractive industry
Finance / Accounting – understanding of financial statements and internal controls
Capital markets – experience or understanding of financial markets and how debt and equity capital are used as a financing resource
International business – experience in business dealings in a number of different countries, including dealing with governments, legislation, opportunities and risks in different cultures
Governance – experience in overseeing the consistent application and accountability of commonly agreed policy and guidelines within an organization
Project management / Technical services – experience in the planning and oversight of projects from development, planning, scheduling, contract administration and construction

Director education
The corporate governance and nominating committee is responsible for director development and the Executive Chairman and the President and CEO provide input as appropriate.

Orientation
The corporate governance and nominating committee is responsible for ensuring that new directors receive appropriate orientation and education when they join the board. This includes:
•written information about the duties and obligations of directors
•information about our business and operations
•opportunities for meetings and discussion with senior management and other directors.

Continuing education
The board believes in the importance of ongoing director education and the need for each director to be personally responsible for this process.

Each director receives access to continuously updated materials on policies and other company information through a secure electronic portal. The board also conducts the following activities as part of the continuing education program:
•periodically canvasses the directors to determine their training and education needs and interests
•recommends and supports director participation in various independent learning courses
•arranges site visits for directors to see our facilities and operations
•encourages and facilitates presentations by outside experts to the board or committees on topics of particular importance or emerging significance
•supports membership in the National Association of Corporate Directors (NACD) and the Institute of Corporate Directors (ICD)
•provides financial support for board members seeking board education opportunities in governance, mining and other subjects relevant to Yamana’s business, including funding for seminars or conferences of interest and relevant to their position as a director and member of our board committees.

The table below summarizes our 2021 continuing education program for directors. Board members also attend various continuing education sessions on their own:

Date	Presenter	Topic	Directors attended
February 26, 2021	Deloitte/Yamana	Innovation in Mining	Peter Marrone, John Begeman, Christiane Bergevin, Alex Davidson, Richard Graff, Kimberly Keating, Jane Sadowsky, Dino Titaro
March 23, 2021	Yamana	Mineral Resources and Mineral Reserves - Estimation Process/Market Update	Peter Marrone, John Begeman, Christiane Bergevin, Alex Davidson, Richard Graff, Kimberly Keating, Jane Sadowsky, Dino Titaro
March 23, 2021	Laurel Hill	Governance Review/Board Refreshment Trends	Peter Marrone, John Begeman, Christiane Bergevin, Alex Davidson, Richard Graff, Kimberly Keating, Jane Sadowsky, Dino Titaro
April 30, 2021	EY/Yamana	Risk Management: Cyber Security Update and Yamana Cyber Security Program Update	Peter Marrone, John Begeman, Christiane Bergevin, Alex Davidson, Richard Graff, Kimberly Keating, Daniel Racine, Jane Sadowsky, Dino Titaro

Individual directors have participated in various seminars relating to ESG, mining disclosure under NI 43-101, climate change, climate governance, cybersecurity, carbon markets and carbon trading, UK corporate governance, updates on IFRS, non-GAAP measures, regulatory developments with the SEC and OSC, enterprise risk management, shareholder activism, internal controls, international taxation, diversity, equity and inclusion, compensation trends and compensation committee issues.

Board assessment
The board has a formal process for assessing board and committee performance and the contribution of individual directors every year. The corporate governance and nominating committee carries out the assessment to determine overall effectiveness and to identify areas it may need to enhance when recruiting new director candidates for nomination to the board.

The process includes director and committee questionnaires, combined with one-on-one discussions with the Executive Chairman about board operations and the performance of each director. The Executive Chairman and each committee chair also have self-assessment discussions where directors are encouraged to suggest ways for improving board or committee practices. The assessment also includes a review of the contributions by individual directors, independence qualifications, and skills and experience in the context of the needs of the board.

The chair of the corporate governance and nominating committee summarizes the questionnaire responses and distributes the report to the directors for discussion.

Term limits
We currently do not have term limits because we recognize the value and depth of knowledge that longer serving directors bring to the board. Each director is assessed for the value of their contribution, and enforcing term limits would compel Yamana to potentially lose valuable resources.

The corporate governance and nominating committee continues to review the matter and will recommend changes to the board as appropriate.

Retirement policy
Directors must tender their resignation to the board when they turn 75. The corporate governance and nominating committee will review the matter and recommend to the board whether or not to accept the resignation. The board will consider the circumstances and make its decision within 90 days. The nominated director does not participate in any committee or board discussions on the matter.

If the board accepts the resignation, it can, subject to any corporate law restrictions, appoint a new director to fill the vacancy.

Richard Graff tendered his resignation when he turned 75. The committee and the board reviewed the matter and decided to extend his term because of his extensive corporate and mining industry experience, knowledge of the company given his tenure on the board, and his vast training and experience in finance and accounting in the mining industry. As a result, he is standing for re-election in 2022. You can read his full profile on page 18.

Board renewal
The corporate governance and nominating committee consists entirely of independent directors and has developed a long-term plan for board composition that is based on our strategic direction, skills matrix, diversity policy and other factors.

Director independence, the competencies and skills of the board, core skills and qualities, the current strengths, skills and experience of each director, as well as each director’s personality and other qualities they bring to the dynamics of an effective board, are all factors that the committee takes into consideration when recruiting director candidates.

There is regular and open dialogue between and among all directors about director requirements and characteristics of possible candidates, and a formal discussion at least once each year. The board does not, however, maintain a formal evergreen list. Occasionally, external search firms are consulted and relied upon for introductions to or vetting of potential candidates.

DIRECTOR COMPENSATION

Our director compensation is designed to be competitive with the market. The compensation committee did not recommend any changes to director compensation in 2021, and board compensation has remained unchanged since 2012.

The following peer group was used to benchmark director compensation for 2021 and is the group that would be used for any future reviews of director compensation.

• Agnico Eagle Mines Limited	• IAMGOLD Corporation	We use the same peer group to benchmark executive compensation. See page 60 to read more about the selection criteria.
• Alamos Gold Inc.	• Kinross Gold Corporation
• B2Gold Corp.	• Kirkland Lake Gold Ltd.
• Barrick Gold Corporation	• Lundin Mining Corporation
• Centerra Gold Inc.	• Newmont Corporation
• First Quantum Minerals Ltd.	• Pan American Silver Corp.
• Teck Resources Limited

2021 Director fee schedule
Director compensation has two components: board and committee retainers (paid in DSUs and cash) and meeting fees. Directors receive half their annual board retainer in cash and the remainder in deferred share units (DSUs) to promote share ownership and align with the interests of shareholders. After reaching the three times minimum DSU holdings, directors decide once a year whether they want to receive a larger portion of their annual retainer in DSUs. You can read more about DSUs on page 61.

Retainers and fees are paid quarterly and withholding taxes apply. DSUs are issued quarterly, five business days after we release our interim or annual results, using the closing price of Yamana common shares on the TSX on the day immediately before the grant date. We reimburse directors for reasonable travel and out-of-pocket expenses for attending board and committee meetings and other board duties.

Mr. Marrone, Yamana’s Executive Chairman, and Mr. Racine, our President and Chief Executive Officer, are not compensated as directors because they are compensated in their executive roles (see page 49).

Component
Retainers
Annual board retainer (all directors except the Executive Chairman)	$175,000	(minimum of 50% paid in DSUs)
Additional fee (for Lead Director)	30,000
Committee chair retainers
• Audit committee	$20,000
• Compensation Committee	20,000
• Corporate governance and nominating committee	12,500
• Sustainability committee	12,500
Meeting fees (for each meeting attended)
• Board	$2,000
• Audit committee chair	2,000
• Audit committee member	2,250
• Compensation committee chair	2,000
• Compensation committee member	2,250
• Corporate governance and nominating committee chair	1,500
• Corporate governance and nominating committee member	1,750
• Sustainability committee chair	1,500
• Sustainability committee member	1,750
Consulting fees (per diem, at mine site)	$2,000

Director share ownership
We require each director to hold a minimum level of common shares or DSUs (or any combination thereof) so they have a significant at-risk investment and to align their interests with those of our shareholders.

Directors must hold three times their annual board retainer in Yamana common shares or DSUs (or any combination thereof) and maintain the minimum throughout their tenure. New directors must meet the guidelines within three years of joining the board.

The corporate governance and nominating committee monitors compliance with the guidelines annually.

The Executive Chairman must meet our share ownership guidelines for executives (see page 56 for details).

We calculate share ownership values using either the market value or the book value of Yamana common shares held, whichever is higher. This practice is consistent with our peers.

The table below shows each director’s equity holdings as of February 28, 2022.

	Director since	Common shares held[1] (#)	Common shares held[1] ($)	DSUs held[1] (#)	DSUs held[1] ($)	Book value of holdings ($)	Market value of holdings[1] ($)	Meets requirements	Current holdings (as a multiple of annual board retainer)
John Begeman[2]	May 2, 2007	10,431	51,216	276,846	1,359,314	1,330,350	1,410,530	Yes	8.1
Christiane Bergevin[2]	September 1, 2014	—	—	415,149	2,038,382	1,383,938	2,038,382	Yes	11.6
Alexander Davidson	August 31, 2009	8,200	40,262	289,400	1,420,954	1,366,434	1,461,216	Yes	8.3
Richard Graff	October 16, 2007	43,949	215,790	257,245	1,263,073	1,382,162	1,478,863	Yes	8.5
Kimberly Keating	February 15, 2017	—	—	228,740	1,123,113	739,407	1,123,113	Yes	6.4
Peter Marrone[3,4]	July 31, 2003	2,684,311	13,179,967	3,880,413	19,052,828	43,151,754	32,232,795	Yes	25.7
Daniel Racine[3],[4]	April 29, 2021	707,059	3,471,660	472,359	2,319,283	4,366,098	5,790,942	Yes	5.5
Jane Sadowsky[2]	September 1, 2014	34,950	171,605	415,149	2,038,382	1,484,225	2,209,986	Yes	12.6
Dino Titaro	August 5, 2005	14,000	68,740	257,245	1,263,073	1,233,710	1,331,813	Yes	7.6
Average director holdings as a multiple of annual board retainer									10.5

Notes
1. The market value of holdings is equal to the total holdings multiplied by the closing price of Yamana common shares of Cdn$6.23 (US$4.91) on the TSX on February 28, 2022, and has been converted to US dollars using the exchange rate of Cdn$1.00 = $0.7875 on that date.
2. John Begeman, Christiane Bergevin and Jane Sadowsky chose to receive their full annual board retainer in DSUs in 2021.
3. Peter Marrone’s and Daniel Racine's current holdings are calculated as a multiple of their annual salary.
4. Includes RSUs for Peter Marrone and Daniel Racine.

Director compensation table
The table below shows the compensation paid to directors for the year ended December 31, 2021.

In 2021, we paid a total of $1,681,000 in director compensation. Mr. Marrone, Yamana’s Executive Chairman, and Mr. Racine, our President and Chief Executive Officer, are not compensated as directors because they are compensated in their executive roles (see page 49).

	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total compensation ($)
John Begeman	58,500	175,000	—	—	—	233,500
Christiane Bergevin	52,750	175,000	—	—	4,000	231,750
Alexander Davidson	125,000	87,500	—	—	—	212,500
Richard Graff	197,000	87,500	—	—	—	284,500
Kimberly Keating	138,500	87,500	—	—	—	226,000
Jane Sadowsky	64,000	175,000	—	—	—	239,000
Dino Titaro	162,250	87,500	—	—	4,000	253,750

Notes
Fees earned
Cash portion of retainer and fees.

Share-based awards
DSU portion of retainer. Grant amounts are made in US dollars.

All other compensation
Includes fees paid for mine site visits, when applicable. Does not include the value of DSUs granted as dividend payments.

The table below shows the breakdown of the total cash fees earned in the first column of the table above.

	Retainers		Meeting fees		Total fees earned ($)
	Board ($)	Committee chair ($)	Board meetings ($)	Committee meetings ($)
John Begeman	—	12,500	34,000	12,000	58,500
Christiane Bergevin	—	—	34,000	18,750	52,750
Alexander Davidson	87,500	—	34,000	3,500	125,000
Richard Graff[1]	87,500	50,000	38,000	21,500	197,000
Kimberly Keating	87,500	—	34,000	17,000	138,500
Jane Sadowsky	—	12,500	38,000	13,500	64,000
Dino Titaro	87,500	20,000	34,000	20,750	162,250

1. Mr. Graff’s committee chair retainer includes amounts for audit committee chair and lead independent director.

Outstanding share-based and option-based awards
The table below shows the value of the DSUs held by each director as at December 31, 2021. None of the directors has any outstanding options.

	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
John Begeman	–	–	–	–	–	–	1,162,753
Christiane Bergevin	–	–	–	–	–	–	1,743,626
Alexander Davidson	–	–	–	–	–	–	1,215,480
Richard Graff	–	–	–	–	–	–	1,080,429
Kimberly Keating	–	–	–	–	–	–	960,708
Jane Sadowsky	–	–	–	–	–	–	1,743,626
Dino Titaro	–	–	–	–	–	–	1,080,429

Notes

All amounts are shown in US dollars and have been converted from Canadian dollars using the exchange rate of Cdn$1.00 = $0.7888 on December 31, 2021.

Share-based awards
Market or payout value of share-based awards has been calculated using the closing price of Yamana common shares of Cdn$5.32 ($4.20) on the TSX on December 31, 2021, and converted into US dollars using the exchange rate noted above.

Incentive plan awards – Value vested or earned in 2021
The table below shows the book value of DSUs vested or earned in 2021. DSUs are paid out in cash only when the director leaves the board. None of the directors have any outstanding options.

	Option awards – value vested during the year ($)	Share awards – value earned during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
John Begeman	—	175,000	—
Christiane Bergevin	—	175,000	—
Alexander Davidson	—	87,500	—
Richard Graff	—	87,500	—
Kimberly Keating	—	87,500	—
Jane Sadowsky	—	175,000	—
Dino Titaro	—	87,500	—

3. Executive compensation

Message from the chair of the compensation committee

On behalf of the board of directors and the compensation committee, thank you for your continued support of our company.

This has been a very strong year for Yamana, with the executive leadership team executing against their clearly defined strategic priorities to achieve greater production at a lower cost. Their commitment to employee health, sustainable development and exceptional asset quality has illustrated the resilience of our business and its strong foundations as we emerge from the COVID-19 pandemic. Their continued focus on our social license to operate has resulted in a transparent, quantitative approach to our environmental, social and governance commitments. This has culminated in the completion of our Climate Action Strategy, which sets clear targets and demonstrates Yamana’s commitment to operating sustainably. They also continued to advance responsible growth opportunities at our existing operations, invest in exploration to replenish our mineral reserve and mineral resource base, expand our project pipeline, while continuing to prioritize our balanced approach to responsible capital allocation. Our robust balance sheet and available liquidity position us well to fully fund and deliver on our optimization initiatives at our existing operations, as well as to deliver on our exciting pipeline of organic growth projects whose annual and total capital requirements are well within our financial tolerance. We are able to do this while continuing to strengthen capital returns to shareholders through increasing dividends and a new share repurchase program.

We continue to engage with shareholders on executive compensation and governance topics to clarify our pay for performance philosophy and to address any concerns with our executive compensation framework. At the last Annual General Meeting, shareholders supported our approach to executive compensation, with a ‘say on pay’ score of 92.2%.

Performance results for 2021

There is much to be proud of in fiscal 2021. Highlights for the year:

•Achieved incredible operating results without a significant safety incident
•Completed record gold and silver production, with disciplined cost management
•Generated significant free cash flow, more than 20% higher than 2020
•Enhanced our financial flexibility, with a strong balance sheet
•Recorded significant increases in our reserves and resources through our exploration program
•Progressed on longer-term strategic projects, including the Odyssey, Wasamac and MARA projects
•Developed and integrated our Social License to Operate Index, an industry-leading approach to measuring how responsibly we are operating
•Raised our climate action ambition from a 2ºC-aligned target in early 2021 to a 1.5ºC target by 2030

Aligning compensation with performance

Applying the executive compensation framework for 2021, the compensation committee reviewed the scorecards established for the short-term incentive plan and long-term incentive plan, and applied the TSR modifier in the compensation plan formulas together with its “informed judgment."

Reviewing the corporate performance measures in the short-term incentive plan resulted in a score of 143.8% of target for all participants, including the named executives. Applying the TSR modifier design, the committee applied a 20% reduction, resulting in a lower corporate score of 115%. Together with individual performance scores, calculated short-term incentive awards for the named executives were 115% or 121% of target.

Reviewing performance under the long-term incentive plan scorecard resulted in grant values equal to 100% of target. Applying the TSR modifier design, with strong three-year and five-year TSR of 20% and 9% respectively, the committee made no adjustments to grant levels.

After calculating the short-term and long-term incentive compensation values, Mr. Marrone and Mr. Racine, with support from the board, elected to reduce their short-term incentive awards by 15% and to reduce their long-term incentive grant values by 23% for Mr. Marrone and 15% for Mr. Racine. Together with all other compensation elements, actual total compensation values as a percentage of calculated total compensation were equal to 86% for Mr. Marrone and 90% for Mr. Racine.

Executive Chairman compensation

Target compensation
For 2021, Mr. Marrone was eligible for target total compensation of $8,414,323, including a base salary of $1,678,750, a target short-term incentive award of 125% of salary ($2,098,438), a target long-term incentive award of 225% of salary ($3,777,188), pension of $566,578 (15% of salary + target short-term incentive) and all other compensation of $293,370 (3-year average).

Calculated compensation	Applying the compensation framework, Mr. Marrone’s calculated total compensation was $8,776,303, equal to 104% of target for the year.
Actual compensation
Following a further review of company performance, within the context of informed judgment, with support from the board, Mr. Marrone elected to reduce his short-term incentive award by 15% and to reduce his long-term incentive grant value by 23%. Applying these adjustments, actual total compensation was $7,579,577, equal to 90% of target and 86% of calculated total compensation.

President and CEO compensation

Target compensation
For 2021, Mr. Racine was eligible for target total compensation of $5,272,276, including a base salary of $1,060,900, a target short-term incentive award of 125% of salary ($1,326,125), a target long-term incentive award of 225% of salary ($2,387,025), pension of $358,054 (15% of salary + target short-term incentive) and all other compensation of $140,173 (3-year average).

Calculated compensation	Applying the compensation framework, Mr. Racine’s calculated total compensation was $5,501,034, equal to 104% of target for the year.
Actual compensation
Similar to Mr. Marrone (above), following a further review of company performance, within the context of informed judgment, with support from the board, Mr. Racine elected to reduce both his short-term incentive award and long-term incentive grant value by 15%. Applying these adjustments, actual total compensation for 2021 was $4,952,016, equal to 94% of target and 90% of calculated total compensation.

Changes for the 2022 compensation year

As part of its mandate, the compensation committee regularly reviews the executive compensation framework. Following the annual review, there were no changes to the overall framework for 2022.

Yamana’s peer group will change in 2022 to include Eldorado Gold Corporation and SSR Mining Inc. The addition of these companies to our existing peer group will allow us to compare our pay levels and performance to a group of companies that, in aggregate, continues to reflect the size and complexity of Yamana’s business. With the closing of the acquisition of Kirkland Lake Gold Ltd. by Agnico Eagle Mines Limited in February 2022, Kirkland Lake Gold Ltd. will be removed from the compensation peer group. Applying these changes, the compensation peer group for 2022 will include 14 comparators.

Preparing for the 2022 'say on pay' vote

As you prepare for the 2022 'say on pay' vote, I encourage you to take some time to read the compensation discussion and analysis in this circular.

If you have any questions about our executive compensation framework, the compensation decisions made for 2021 or other matters, please feel free to contact us by calling (416) 815-0220, or sending an email to investor@yamana.com.

Sincerely,

“Dino Titaro”

Dino Titaro
Chair of the compensation committee
Yamana Gold Inc.

How we think about return on capital

Mining industry shareholders continue to emphasize return on capital metrics to quantify and measure company performance. This has also been a focus and priority for Yamana, with a goal of optimizing the allocation of invested capital to deliver maximum returns to shareholders.

There are many return on capital measures, which focus either on net income, cash flows or other financial performance. We believe that for a capital-intensive, global mining company, net income is a volatile measure impacted by non-cash expenses, foreign exchange and taxes that may prove difficult to compare across companies and may be outside of management’s control. We believe that a return measure that focuses on cash flows is a better reflection of a mining company’s ability to effectively invest. Cash flow returns on invested capital (CROIC) measures, which are monitored against historical performance and our peers over certain periods of time ranging from one to five years, in our opinion provide the most meaningful indication of our capability to generate returns from our underlying assets.

Cash flow from operations can be reinvested in the business or be returned to shareholders. Our discipline to allocate capital to investments with the best risk-adjusted returns provides the option to both take advantage of organic investment opportunities within Yamana and to provide the flexibility to return capital to shareholders in the form of regular or special dividends.

We consider dividends an important component of returns on investment for shareholders, and have previously indicated that our policy is that as our cash flows and cash balances increase, our balance sheet continues to improve, and debt service decreases, we will evaluate further increases to our dividend. While over the last several years we have relied on maintaining certain levels of cash on hand to secure payment of the dividend independent of changes in gold price, with cash flow improvements, certainty of modest and manageable annual capital expenses for our growth projects and completion of various definitive studies relating to those projects, we have concluded that we are able to fund our dividend at current or substantially lower gold prices. We conduct sensitivities on our capital allocations, including our ability to fund and pay dividends, at various gold prices as low as $1,350.

In 2021, we announced a normal-course issuer bid (NCIB) to purchase up to 48,321,676 in Yamana common shares, representing up to 5% of our then current issued and outstanding common shares, in open-market transactions through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and alternative Canadian trading systems. We believe that from time to time the market price of our common shares does not represent our full value and growth prospects, and view purchases of common shares as an attractive investment comparable to our investments in our portfolio of exploration and development stage assets. Since the commencement of the NCIB, Yamana has repurchased, and subsequently cancelled, a total of 6,672,628 common shares for approximately C$35.6 million.

We will continue to engage regularly with investors to ensure we are maintaining an optimal balance between the dividend amount payable and dividend sustainability, along with other methods of return of capital to shareholders, such as stock buybacks.

Within the producing portfolio, attention remains on the growth of mineral reserves and resources to improve production and extend mine lives, throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flow returns. For non-producing assets, we focus on improving net asset values through exploration, drilling and rigorous technical/financial reviews. Since we have a disproportionately higher portion of our invested capital currently in non-producing assets, which has the effect of reducing our overall CROIC, we will also consider strategic alternatives to drive returns from non-producing assets such as advancing and converting them into producing assets, developing the assets through a joint venture or monetizing the assets. Overall, this will result in a better-balanced portfolio of cash flow generating assets, which will improve our CROIC. Simply put, CROIC is a mathematical calculation of cash flows divided by invested capital, and by increasing the proportion of the portfolio that generates cash flows from operating mines and decreasing the denominator in the calculation of CROIC, we will deliver better and increasing CROIC.

Measures of cash return
Across the spectrum of potential cash flow measures, we focus on the following:

Operating cash flow before and after working capital	Operating cash flow after sustaining capital	Operating cash flow after sustaining, expansionary and exploration capital
•Most stable measure of cash flow returns on capital •Sets a baseline for assessment of other cash flow measures	•Returns tend to vary over time •Reinforces discipline on regular capital investment •Volatility of returns can be mitigated through stable production growth	•Most volatile measure •Reflects success of investing and creating value over the longer term

Performance is reviewed on a regular basis, and compared to the prior year, trending over the past three-year and five-year periods and relative to our historical cost of capital. We also review performance relative to peers, including and excluding non-producing assets as part of invested capital.

We consider these return measures by mine, across all of our operations, and on a consolidated basis. We have a disproportionate amount of our invested capital in large non-producing assets and our efforts are now focused on the strategic alternatives relating to assets that will improve our overall CROIC.

Link to executive compensation
Measures of CROIC are directly embedded in our compensation program. Within the short-term incentive plan, the various measures of cash flow referred to above are incorporated as a weighted component, viewed to be indicators of short-term performance and drivers of longer-term return on capital. Within the long-term incentive plan, grant values are determined after reviewing these return measures, including cash returns and earnings returns, relative to the prior year and historical levels and relative to peers. This framework is intended to create alignment between executive compensation, capital investment decisions and resulting returns through cash flow and earnings.

Looking forward
In any given year, we make investment decisions that will create value for shareholders in the future. We are focused on increasing value through improving cash flows and returns on invested capital and increasing net asset value. In that context, our development opportunities will be managed towards such increases and improvements, within the framework of our balance sheet objectives. Monetization of certain assets or other strategic alternatives may ultimately provide additional flexibility to both the balance sheet and project timing.

Consistent with our approach to committing capital, and returns, we consider projects for which after-tax returns are a multiple of its cost of capital, preferably double-digit, and as a rule of thumb exceeding 15%. However, acceptable returns are influenced by the level of project risk, such that a project with substantially reduced risk could be developed with a lower return.

COMPENSATION DISCUSSION AND ANALYSIS

Our named executives for 2021 are:

Peter Marrone, Executive Chairman
Daniel Racine, President and Chief Executive Officer (President and CEO)
Jason LeBlanc, Senior Vice President, Finance and Chief Financial Officer
Yohann Bouchard, Senior Vice President and Chief Operating Officer
Gerardo Fernandez, Senior Vice President, Corporate Development

EXECUTIVE COMPENSATION FRAMEWORK

The board believes that a sound executive compensation program directly links pay to performance, emphasizes long-term shareholder value creation and does not encourage excessive risk-taking.

Our executive compensation framework aligns with our annual and longer-term strategy, reflects compensation practices among industry peers and starts with a formulaic approach to compensation decisions.

SALARY + **SHORT-TERM INCENTIVE PLAN (STIP)** + **LONG-TERM INCENTIVE PLAN (LTIP)** + **OTHER**

SHORT-TERM INCENTIVE PLAN (STIP)

TARGET STIP LEVELS AS A % OF BASE SALARY

CORPORATE & INDIVIDUAL GOALS

ZERO TO TWO TIMES TARGET

70% Corporate:
- 25% Operational
- 27.5% Financial
- 15% Exploration
- 20% Health, Safety and Sustainable Development (HSSD)
- 12.5% Business Corporate Development

30% Individual:
Varies by role, aligned with corporate strategy and growth objectives

INFORMED JUDGMENT

-/+15% OF CALCULATED STI SCORE

Committee / board has flexibility to modify the calculated STI outcomes based on a complete review of company performance and to adjust for position and negative responses to unforeseen extraordinary events which impacted the achievement of corporate objectives

TSR Modifier
STIP awards can be reduced if our one-year relative TSR is below the median of our industry peers (see page 62)

LONG-TERM INCENTIVE PLAN (LTIP)

TARGET LTIP LEVELS AS A % OF BASE SALARY, ACTUAL GRANT VALUE WITHIN 50% TO 150% OF TARGET BASED ON FINANCIAL, OPERATIONAL, PEOPLE AND GROWTH MID TO LONG-TERM INDICATORS

PSUs AT LEAST 50% WEIGHT

PERFORMANCE-VESTING: ZERO TO TWO TIMES TARGET

Vesting: contingent upon performance

three-year performance cycle

Measure: three-year relative TSR vs. S&P/TSX Global Gold Index

Cash-settled

+ REMAINING LTIP MIX

RSUs

TIME-VESTING

Vesting: one-third vest each year over up to five years

Equity-settled (treasury shares)

DSUs

VEST IMMEDIATELY; HELD UNTIL TERMINATION OF EMPLOYMENT

Vesting: vest immediately, held until termination of employment

The board can use informed judgment to grant DSUs to the Executive Chairman and the President and CEO

Cash-settled

OPTIONS

TIME-VESTING

Vesting: one-third at the end of years one, two and three

Term: seven years

Valuation: Black-Scholes valuation to determine number of options

Equity-settled (treasury shares)

TSR Modifier
LTIP grants can be reduced if our three-year relative TSR and/or five-year relative TSR is below the median of our industry peers (see page 62)

OTHER

Executive defined contribution pension plan: 15% of pensionable earnings (salary + STIP) for the Executive Chairman, President and CEO, EVPs and SVPs

Supplemental life, medical, dental and disability insurance

Competitive taxable cash allowance for specific perquisites

COMPENSATION GOVERNANCE

The compensation committee, on behalf of the board, is responsible for executive compensation at Yamana, including recommending the strategy, policies and programs for developing and compensating senior management.

Qualified and independent committee members

The committee is made up of four independent directors with experience in five key areas:

	Human resources/ compensation	Governance	Finance	Operations/ mining	Senior business executive
Dino Titaro (chair)	✓	✓		✓	✓
Kimberly Keating	✓	✓			✓
Richard Graff	✓	✓	✓	✓	✓
Christiane Bergevin	✓	✓	✓		✓

All of the committee members are experienced business professionals who have the skills and experience necessary to make decisions about our executive compensation policies and practices. All have human resources and/or compensation experience as members of the compensation committees of other corporations.

A continuing focus on compensation governance

What we do
✓	Benchmark to industry peers. We benchmark compensation to a group of peer companies in the mining industry to ensure compensation is fair and competitive with the market
✓	Position target compensation around market median. We target compensation at the median of our compensation peer group for expected levels of performance
✓	Align executive and shareholder interests. We require senior executives (senior vice presidents and above) to own Yamana equity to align their interests with those of our shareholders
✓	Deliver the majority of total compensation in ‘at-risk’ elements. Most of what we pay our executives is variable (at risk) and not guaranteed (all but base salary)
✓	Pay for performance. We link compensation to corporate, individual and share price performance over multiple time horizons. At least 50% of the long-term incentive is granted as PSUs
✓	Use a disciplined approach to assess performance. We use specific measures and a pre-defined range of performance to calculate short-term awards and determine long-term incentive grants
✓	Cap the value of incentive compensation. We have caps in place to limit payouts of incentive awards
✓	Retain an independent compensation advisor. The compensation committee is made up of independent directors and retains an independent advisor for external, third-party advice
✓
Use informed judgment. The committee and board can use reasonable judgment to adjust the performance factors for the short-term and long-term incentive awards, including downward to ensure alignment with shareholder interests

✓	Engage directly with shareholders. We engage directly with shareholders on executive compensation and other matters
✓	Provide shareholders with a ‘say on pay’. We hold an annual advisory shareholder vote on executive compensation to receive feedback on this important issue
✓
Align variable compensation with TSR. We modify final short-term and long-term incentive performance scores to align with Yamana’s 1-, 3- and 5- year relative total shareholder return position against a group of peer companies to ensure alignment between executive compensation and performance

What we don’t do (see page 35 for details)
x	No hedging. We do not allow hedging of Yamana securities by any director, officer or employee
x	No re-pricing. We do not re-price stock options or other equity incentives
x	No clawback policy. We continue to monitor regulatory developments in our governing jurisdictions, but we do not currently have a policy.

Independent and objective advice
The committee retains an independent advisor to attend committee meetings and provide ongoing support, including research and analysis, insights into human resources and compensation market trends, and advice related to executive compensation. The committee takes the advisor’s reports and recommendations into consideration when assessing compensation structure and awards, but makes its own decisions and recommendations to the board.

The committee retained Willis Towers Watson as its independent advisor from November 2015 to October 2021. In November 2021, the committee retained Southlea Group LP (Southlea Group) as its independent advisor. Both Southlea Group and Willis Towers Watson are independent of management, and well qualified in human resources and compensation matters.

The committee reviews the advisor’s independence every year. The committee confirmed both Southlea Group and Willis Towers Watson are independent after reviewing the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the six factors set out by the U.S. Securities and Exchange Commission that compensation committees should consider when selecting and monitoring the independence of their compensation advisors.

The committee based its 2021 decision to retain Southlea Group on the following:
•None of the members of the executive compensation consulting teams from Southlea Group or Willis Towers Watson is responsible for selling other non-executive compensation services to Yamana and they do not receive any incentive or other compensation based on the fees charged to Yamana for other services provided.
•Any services provided to Yamana or management must be pre-approved by the committee to make sure the work does not compromise the independence of advice provided to the committee by Southlea Group or Willis Towers Watson.
•Willis Towers Watson’s executive compensation consulting team is separate and distinct from the team that assists Yamana’s management with an employee engagement survey every two to three years.
•None of the executive compensation consultants from Southlea Group or Willis Towers Watson has a business or personal relationship with any of the compensation committee members or management, and none of them owns Yamana shares other than possibly through mutual funds.
•Both Southlea Group and Willis Towers Watson have strict protocols and processes to mitigate conflicts of interest and all consultants are required to adhere to a code of conduct.

The table below shows the fees paid to independent advisors in 2020 and 2021 (in Canadian dollars).

Compensation advisory services	2021	2020
Executive compensation-related fees - Willis Towers Watson	$77,734	$102,294
Executive compensation-related fees - Southlea Group	$28,250	$—
All other fees	$—	$—
Total fees (C$)	$105,984	$102,294

Executive compensation fees in 2021 and 2020 were for advising the committee during the year.

Compensation risk management
As part of its role in overseeing the risk associated with executive compensation, the committee works with the independent advisor to review our compensation program to make sure it reflects good business practices, is in line with regulatory expectations, and is structured so executives are not encouraged to take excessive risks.

•We benchmark compensation for our senior executives against a group of industry peers that are similar in structure, size and type of business to make sure our compensation levels are appropriate.

•Our short-term incentive is based on corporate and individual performance. We use a balanced scorecard to assess corporate performance with predetermined corporate performance measures and weightings, and threshold, target, stretch and maximum levels, to cap the calculated scores and not encourage excessive risk-taking.

•Long-term incentive awards are based on a suite of leading performance indicators and a number of other considerations to determine the size of grant. The award is allocated at least 50% to performance share units (PSUs) and the balance to restricted units and/or options so awards vest and pay out at different times.

•The board can use informed judgment to adjust the compensation awards up or down as it deems appropriate based on its review and assessment.

•All decisions about executive pay must be approved by the board. The Executive Chairman and CEO recuse themselves from any board discussions about the Executive Chairman's and CEO’s pay.

•We do not allow any Yamana directors, officers or employees to hedge Yamana securities. We do not re-price stock options or other equity incentive awards. We continue to monitor regulatory developments on clawbacks in our governing jurisdictions.

In 2014, the committee completed a comprehensive review of compensation-related risks. Based on this review and the new executive compensation framework introduced in 2015, which continues to align with governance best practices, the committee believes that the structure and design of executive compensation do not incent the named executives or any employee who works in a principal business unit or division to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on the company.

Share ownership
We require senior vice presidents and above, including the named executives, to own at least two times their annual salary in Yamana equity to reinforce our focus on the long term and align business decisions with shareholders’ interests. The Executive Chairman and the President and CEO must hold three times their annual salary. Executives can count common shares and RSUs (and DSUs for the Executive Chairman and President and CEO) toward meeting the guidelines.

Executives are required to meet the guidelines by December 31, 2020 (five years from the date the policy was implemented) or within five years of assuming the position, and must maintain the minimum requirement throughout their tenure as a senior executive. As at February 28, 2022, our Executive Chairman holds 25.7 times his base salary and the President and CEO holds 5.5 times his base salary in Yamana shareholdings.

The compensation committee reviews compliance at least once a year, usually in the first fiscal quarter following year-end. It uses the current market value or the book value, whichever is higher, to calculate the values for compliance.

We do not currently require the named executives and other named executives to maintain their share ownership after retiring or leaving the company, but the committee will continue to consider this requirement in the future.

The table shows each named executive’s share ownership as at February 28, 2022.

	Target	Salary ($)	Common shares held [1] (#/$)		RSUs / DSUs held [2] (#/$)		Book Value of holdings ($)	Market value of holdings [3] ($)	Meets requirements	Current holdings (as a multiple of base salary)
Peter Marrone Executive Chairman	3x	1,678,750	2,684,311	13,179,967	3,880,413	19,052,828	43,151,754	32,232,795	Yes	25.7
Daniel Racine President and Chief Executive Officer	3x	1,060,900	707,059	3,471,660	472,359	2,319,283	4,366,098	5,790,942	Yes	5.5
Jason LeBlanc Senior Vice President, Finance and Chief Financial Officer	2x	413,750	194,546	955,221	134,374	659,776	1,262,028	1,614,997	Yes	3.9
Yohann Bouchard Senior Vice President and Chief Operating Officer	2x	413,750	221,236	1,086,269	134,387	659,840	1,480,033	1,746,109	Yes	4.2
Gerardo Fernandez Senior Vice President, Corporate Development	2x	413,750	246,874	1,212,151	134,390	659,855	1,657,883	1,872,006	Yes	4.5
Average executive holdings as a multiple of annual salary										8.8

Notes
1. The value of common shares has been calculated using market value.
2. The value of RSUs and DSUs has been calculated using market value.
3. The market value of holdings is the total holdings multiplied by Cdn$6.23, the closing price of Yamana shares on the TSX on February 28, 2022. The values have been converted to US dollars using the Bank of Canada closing exchange rate of Cdn$1.00 = $0.7875 on that date.

Decision-making process

Beginning of the year
Our compensation decision-making process starts at the beginning of each year, when we assess and confirm our compensation philosophy, program guidelines and structure. We also choose performance measures and set targets for the short-term incentive plan that align with our strategy.

1. Review compensation structure	Review our overall compensation philosophy and structure for the named executives The compensation committee recommends any changes to the board for approval

2. Confirm the peer group	Review and confirm the selection criteria used to determine peer companies Review and confirm the composition of the compensation peer group, applying the selection criteria

3. Establish performance measures	Choose performance measures and set targets used to assess corporate performance for the short-term incentive plan and to determine the grant value of long-term incentive awards
Monitor corporate performance against these measures throughout the year
Individual objectives are also established for each named executive to assess their annual performance

4. Assess risk and confirm approach
Review the design of incentive plans and the selected performance measures to:
· consider potential payouts under different performance scenarios
· make sure our decision-making process, incentive plans and compensation levels do not give executives an incentive to take excessive risks or make inappropriate decisions

End of the year
At the end of each year, we apply a rigorous process to assess performance and award compensation, which includes reviewing corporate, mine site and individual performance. The compensation committee, in consultation with its independent advisor, carries out the review and presents its recommendations to the board for review and approval.

5. Review performance	Review corporate performance mid-year and at the end of the year. The compensation committee assesses the performance of the named executives throughout the year during specific business reviews and committee meetings
The President and CEO completes a review of each named executive’s individual performance against their objectives

6. Review competitive position
The independent advisor prepares a comprehensive report that includes the following:
· a review of our compensation peer group
· a comparison of named executive compensation relative to peers to determine the market positioning of
– base salary
– target total cash compensation
– target total direct compensation
– target pay mix

7. Review relative TSR performance
At the discretion of the committee, variable compensation (short-term incentive and long-term incentive) alignment is further reviewed by comparing our relative total shareholder return (TSR) performance against the median of our compensation peer group. In applying the TSR modifier:
•STIP awards can be reduced by up to 40% if our one-year TSR is below the median of our compensation peer group
•LTIP grants can be reduced up to 40% if our three-year and/or five-year relative TSR (equally weighted) are below the median of our compensation peer group.

8. Review past pay levels	Review historical pay for performance for the named executives for the previous three years.

9. Award compensation	The Lead Director and the board review the Executive Chairman's performance.

The committee reviews the president and CEO's performance, competitive positioning and past pay levels, consults with its independent advisor, and makes recommendations to the board for approval.

The President and CEO reviews the performance and compensation of the other named executives, and recommends short-term incentive awards, long-term incentive grants, and the following year's salary for review and approval by the chair of the compensation committee (as delegated by the board).

COMPENSATION PHILOSOPHY

Our compensation philosophy supports our goal to be a recognized leader in precious metals mining by maintaining a strong entrepreneurial management team. Yamana motivates executives to focus on the long-term performance of the company by establishing a strong link between performance and compensation while building equity ownership.

Our compensation philosophy for executives is based on the principle of pay for performance. We are guided by six compensation principles, which were approved by the board and form the foundation for all decisions on executive pay and motivate the achievement of our corporate strategy.

Pay for performance
The majority of what we pay our executives is variable (at risk), and contingent on Yamana's performance to promote the achievement of our annual and longer-term strategies. The proportion of pay at risk increases with each executive level, and a significant portion of variable pay is equity-based to focus executives on creating long-term value and to align the interests of our executives and our shareholders.

Target mix of total direct compensation elements
The graph below illustrates that at least 70% of senior executive target compensation is at risk. The actual mix of compensation depends on corporate and individual performance and can vary from year to year.

COMPENSATION BENCHMARKING

Target and actual compensation for the President and CEO and other named executives are reviewed annually against a group of mining industry peer companies and benchmarked based on position, organizational role and overall scope of responsibility.

Our philosophy is to position target total direct compensation (base salary + target short-term incentive + target long-term incentives) around the median of our mining industry peers for expected levels of performance. Actual total direct compensation may be above or below the market median based on actual levels of performance.

Each year, the committee reviews and approves the peer group to ensure the market sample remains relevant for compensation benchmarking. Selection criteria used to define the universe of potential peers includes:

Criteria	Screening	Rationale
Corporate structure	Publicly traded companies headquartered in Canada or the US	Our market for talent includes peer companies in Canada and the US
Industry	‘Gold’ or ‘Diversified Metals & Mining’ industries, focused primarily on the gold mining industry	We typically source and lose executive talent from within the mining industry Our gold mining peers face the same market environment and volatility challenges
Size	Similar in size to Yamana by revenue, market capitalization, assets, gold production and total production	Relative positioning of company size aligns with positioning of target compensation at the median of the competitive market
Type of business	Similar in organizational complexity and international scope according to the number, life cycle and location of operating mines and exploration projects	We benchmark executive compensation to executive roles with similar scope of complexity and responsibility

Compensation peer group
Applying the selection criteria above, the compensation peer group consists of the following 13 mining industry companies.

• Agnico Eagle Mines Limited	• IAMGOLD Corporation
•All peers are publicly traded
•92% Canadian headquartered / 8% US
•All peers within the mining industry
− 69% Gold
− 31% Diversified Metals & Mining
•Across the various size measures, Yamana is positioned around the median of the sample
•All peers have complex operations with international mine sites (operating and / or exploration projects) outside North America

• Alamos Gold Inc.	• Kinross Gold Corporation
• B2Gold Corp.	• Kirkland Lake Gold Ltd.
• Barrick Gold Corporation	• Lundin Mining Corporation
• Centerra Gold Inc.	• Newmont Corporation
• First Quantum Minerals Ltd.	• Pan American Silver Corp.
• Teck Resources Limited

The table below compares Yamana’s size relative to the peer group on five indicators. All financial information was collected from S&P Capital IQ in Canadian dollars.

Percentile	Revenue (last fiscal year) ($M)	Market capitalization (3 month average) ($M)	Assets (last fiscal year) ($M)	Gold production (last fiscal year) (000 ounces)	Total production (last fiscal year) (000 ounces) *
75th percentile	$9,127	$18,442	$31,979	2,083	2,083
Median	$4,213	$9,495	$9,664	601	844
25th percentile	$2,066	$5,356	$4,583	149	232
Yamana	$2,297	$5,020	$10,608	885	1,011

* Total production reflects gold equivalent ounces, including gold, silver and copper production.

For 2022, the committee approved a change to the compensation peer group, adding Eldorado Gold Corporation and SSR Mining Inc. During the annual review of the compensation peer group, these organizations were identified as reasonable comparators, having met all of the defined selection criteria. With the closing of the acquisition of Kirkland Lake Gold Ltd. by Agnico Eagle Mines Limited in February 2022, Kirkland Lake Gold Ltd. will be removed from the compensation peer group. Applying these changes, the compensation peer group for 2022 will include 14 comparators.

ELEMENTS OF EXECUTIVE COMPENSATION AND DECISIONS FOR 2021

TSR modifier
The TSR modifier adjusts the value of calculated short-term incentive awards and long-term incentive grants based on Yamana’s total shareholder return (TSR) relative to our compensation peer group over multiple performance periods. See page 60 for information about our compensation peer group, which is made up of mining industry peers. Adjustments are downward only.

Base salary

2021 salaries for Peter Marrone, Daniel Racine, Jason Leblanc, Yohann Bouchard, and Gerardo Fernandez reflect a moderate increase of 3%, commensurate with prevailing market conditions.

In all cases, the committee benchmarked the executive salaries to the market, and validated its findings and recommendations for salary adjustments with its external compensation consultant (see page 60).

	2020 base salary ($)	2021 base salary ($)
Peter Marrone	1,629,813	1,678,750
Daniel Racine	1,030,000	1,060,900
Jason LeBlanc	401,700	413,750
Yohann Bouchard	401,700	413,750
Gerardo Fernandez	401,700	413,750

Short-term incentive awards

Short-term incentive awards are based on an assessment of corporate and individual performance, within a range of 0% to 200% of a named executive’s target award, calculated as a percentage of base salary.

The following formula is used to calculate each executive’s short-term incentive award:

Calculating the performance score for 2021
At the beginning of the year, we set corporate and individual performance measures and targets that support our corporate strategy. At the end of the year, performance is assessed against those measures and targets to calculate the performance multiplier, as described below. The board approves the final corporate score.

2021 corporate score
Corporate performance is measured across five categories. Specific measures within each category are expected to be generally the same from year to year, although the business and corporate development measures will change depending on our annual business objectives. Threshold, target, stretch and maximum levels of performance are defined for the various measures at the start of the year as part of the annual budget process.

2021 corporate performance was evaluated for each of the performance categories and measures, by reviewing actual results within a predefined performance scale. Target and actual results reflect our consolidated operations.

The 2021 corporate performance score was calculated at 143.8%, based on the achievement of specific goals in five key areas: operational, financial, exploration, HSSD and business development.

Applying the TSR modifier design, Yamana’s one-year TSR was positioned slightly below the 25th percentile of the compensation peer group. The committee considered the clustering of comparators around the 25th percentile and the organization’s strong overall performance in 2021 and applied a 20% reduction, resulting in a corporate score of 115%.

Performance scale
Each performance measure was reviewed within a performance scale, ranging from 0% for below threshold performance, up to 200% for maximum performance.

See page 67 for a discussion of this year’s performance measures and results.

2021 scorecard
The table below summarizes the weighted categories and measures to evaluate performance for 2021.

The measures and targets are derived from and compared to the board approved budget. Certain measures such as production, cash flows, and resources are calculated on a per share basis, although as the shares outstanding did not change, the aggregate and per share results were the same.

	Measure	Weight	Description	Rationale
Operational	Gold production	21.5%	Total ounces of gold produced	Meeting production targets is our baseline to achieving our financial performance and demonstrates strength in our planning/execution cycle. As part of ongoing analysis, the relative weightings of gold and silver production are set each year to ensure that production of various metals is reflective of their contributions to the company based on proportional expected revenue generation by each metal. The Board will consider situations where there is over performance in the production of one metal to make allowances for any disparity this over-performance creates in the production of the other metal.

25% weight	Silver production	3.5%	Total ounces of silver produced
Financial	Cash flow	10.0%	Total cash flow from operations before net change in working capital
The ability to produce strong operating cash flow throughout the commodity price cycle ensures the sustainability of our business model and further guarantees that capital is consistently available to reinvest in the business and return to shareholders. Cash flows are affected by changes in metal prices, which are outside of our control.

27.5% weight			Total cash flow from operations after sustaining capital
			Total cash flow from operations after sustaining capital, interest and dividend payments
	Co-product all-in sustaining cash costs	7.5%	All-in sustaining cost metrics
We believe that co-product all-in sustaining cash costs are the best representation of the company's efficiency and reflect our ability to maintain a low cost structure and our flexibility to adjust to market conditions (such as changing commodity prices), resulting in positive margins to drive shareholder value. Increases in cash flows reflect improvements made across the portfolio to reduce costs as part of a focus on margin expansion. Co-product all-in sustaining cash costs are not affected by metal prices.

	Cash flow returns on invested capital	10.0%	Cash flow returns on invested capital (see page 51) in the current year compared to the average of the previous three years	The company's objective is the maximization of cash flow returns on invested capital, first on producing and then non-producing assets. Within our producing portfolio, the focus remains on the growth of mineral reserves and mineral resources resulting in mine life extensions. For non-generating cash assets, we look at value and return maximization. We also consider alternative options for generating returns on the non-producing portion of our portfolio from the monetization of those assets.

Exploration	Exploration indicators	15.0%
Across all indicators, consideration is given to the quality of new discoveries, taking into account the specific grade, proximity to mine, degree of difficulty to extract, and in relation to the corresponding life of mine position.

2021 indicators:
•mineral reserve replacement of gold and silver
•number of mines replacing ounces
•increase in mineral resources
•mine life index
•advancement of the generative exploration program

Mineral reserve and resource replacement and growth target is as of December 31.

We believe it is important to measure mineral reserve and resource replacement and growth globally and on a mine-by-mine basis.

We recognize that not all gold ounces have equal rating: the discovery and conversion of new ounces at producing mines may have more bearing than mineral reserves and resources elsewhere. The board will consider:
•the quality of the ounces
•where the ounces occur in relation to where they have been depleted
•whether the ounces are associated with any business development opportunities like a potential acquisition or sale of assets.

Life of mine index compares the year-over-year annual average company-wide life of mine based on proven and probable reserves.

Advancement of the generative exploration program
•Generate positive drill results on a Tier 2 project that will allow exploration to set an inferred resource target for 2021.
•Generate significant new drill intercepts in a new zone on either of the Tier 1 projects (Monument Bay, Lavra Velha) to demonstrate potential for a new mineralized zone.
Mineral reserve and resource replacement and mineral reserve growth are key to maintaining and improving shareholder value. Mineral reserve replacement is an annual goal that is measured by the development of new resources that are evaluated for mineral reserve classification. It is common that mineral reserve growth may occur at one or several mines in one year and at other mines in subsequent years due to available new resources to convert, development plans and capital deployment decisions. As such, mineral reserve replacement on a corporate reporting scale is a notable achievement, and growth beyond that is aptly considered a stretch goal.
15% weight

Health, safety, and sustainable development (HSSD) 20% weight	HSSD Performance Index	5.0%
The HSSD Performance Index includes:
a.operational HSSD improvement plans
b.Total Recordable Injury Frequency (TRIR)
c.significant HSSD incidents.

HSSD improvement plans represent most of the index. These are developed annually on a site-level basis, and approved corporately, focusing on leading indicators to improve performance on key health and safety, environment and community indicators.

To achieve target level performance, all sites must complete 90% of their HSSD improvement plan, have no fatalities or significant environmental or social incidents, and maintain the current TRIR of 0.49.
If all sites do not meet 90% of their HSSD improvement plan and/or there is a worsening of TRIR of greater than 5%, the score for this metric is zero.

A significant incident is a fatality, or a social or environmental incident at level 4 or higher. A fatality based on an industrial event at the mine, plant or otherwise related to operations would result in a failure to meet threshold level performance and score a zero on this measure.
			Our vision of “One Team, One Goal: Zero” is a clear indication that creating value includes managing any potential impacts we may have on our employees, our communities and the environment, and enhancing our social license.
	HSSD performance	10.0%
Well-implemented HSSD systems will reduce risk and improve our HSSD performance. We include the performance of our contractors in assessing our overall health and safety performance.

2021 indicators:
Site-specific (all sites must comply for the indicator to be considered completed)
1. Closeout of planned incident investigations (ICAM)
Corporate
2. Implementation of Year 2 Towards Sustainable Mining (TSM) requirements, including tailings protocols
3. Implementation of Year 2 Responsible Gold Mining Principles
4. Implementation of a Sustainable Development Goals (SDG) framework for monitoring and measuring community well-being (pilot)
5. Public disclosure against CDP Water and Forest protocols

	Climate Change	5.0%
Progress is assessed against the seven process objectives in our Climate Action Strategy:
1. Obtain approval of the proposed climate approach
2. Adopt corporate medium- and long-term climate-related targets
3. Establish a Climate Working Group
4. Retain a third-party expert advisory firm to establish emissions baseline and identify abatement pathways
5. Develop site-level abatement roadmaps, in collaboration with operations
6. Develop climate change strategy document
7. Disclose against the Taskforce on Climate-related Financial Disclosures (TCFD) framework

Business and corporate development	Strategic initiatives		Demonstrate value accretion	Business and corporate development initiatives supporting the corporate strategy for 2021.
12.5% weight			Project development

The following pages summarize the calculation of our corporate performance for 2021, which resulted in a total score of 143.8%.

Target and actual results reflect our consolidated operations.

The targets were derived from and compared to the board approved budget. Certain measures such as production, cash flows, and resources are calculated on a per share basis, although as the shares outstanding did not change, the aggregate and per share results were the same.

In 2021, the board granted the compensation committee the ability to use its informed judgment to adjust the final short-term incentive score by +/-15% based on a qualitative review and assessment of management’s actions to continue to effectively steer the company through the pandemic, assessing, among other things, how management protected Yamana’s people, the business and the communities it operates in, promoted effective and comprehensive health and safety protocols, how these actions affected potential trade-offs relating to the achievement of production and/or financial measures, the delivery of production within the defined budget objectives, and the maximization of cash flows, free cash flows and financial returns.

After its final assessment of the performance of the company and its management in 2021, the committee did not make any adjustment to the calculated multiplier.

	Operational (25%)	Financial (27.5%)	Exploration (15%)	Health, safety, and sustainable development (20%)	Business and corporate development (12.5%)	Total (100%)
Score	28.5%	43.8%	25.9%	30.0%	15.6%	143.8%

Operational (25% weight)										28.5%
	Threshold 50%	Target 100%	Stretch 150%	Maximum 200%	Result	Achievement		Weight		Score
Gold production (000 ounces)	830	874	896	918	885	124%	x	21.5%	=	26.7%
Silver production (000 ounces)	9,364	9,857	10,104	10,350	9,169	50%	x	3.5%	=	1.8%
Record annual GEO production of 1,011,180 GEO from Yamana mines exceeded guidance of 1,000,000 GEO, and the prior year's 901,155 GEO. 884,793 ounces of gold exceeded budget and offset the lower production coming from the 9,169,289 ounces of silver, mostly related to mining sequencing modifications. This result takes into account a situation where there is a significant over-performance of one metal over another metal to compensate for the disparity of one of the other metals. In this case, gold production was significantly above target such that it compensates for silver being at least at threshold level on a gold equivalent basis.
•Jacobina: Record full-year gold production of 186,206 ounces, exceeding budget and exceeding guidance of 175,000 ounces.
•El Peñón: Record annual production of 226,330 GEO exceeded guidance of 222,000 GEO.
•Canadian Malartic: Produced 357,392 ounces of gold, exceeding budget and exceeding guidance of 350,000 ounces.
•Minera Florida: Produced 84,768 ounces of gold for the year.
•Cerro Moro: Produced 156,484 GEO comprising 79,988 ounces of gold and 5,582,197 ounces of silver.

Financial (27.5% weight)										43.8%
	Threshold 50%	Target 100%	Stretch 150%	Maximum 200%	Result	Achievement		Weight		Score
Cash flows ($000s):					Average	180%	x	10.0%	=	18.0%
From operations before net change in working capital	730,696	769,154	788,383	807,611	784,600	140%
from operations after sustaining capital	507,634	534,351	547,710	561,069	568,509	200%
from operations after sustaining capital, interest and dividends	361,317	380,333	389,842	399,350	417,214	200%
Co-product all-in sustaining cash costs ($ per gold ounce)	1,058	1,008	982	957	1,030	78%	x	7.5%	=	5.8%
Cash flow returns on invested capital (CROIC) achievements in the current year against the average of the previous three years	Equal to the average of the previous three years	110% of the average of the previous three years	120% of the average of the previous three years	130% of the average of the previous three years	164%	200%	x	10.0%	=	20.0%
Cash flow is viewed from a number of different perspectives, and we take various approaches in our assessment of financial performance related to cash flow. While comparing cash flows to target, the comparison is impacted by the assumed metal prices included in the target calculation versus the actual realized prices, which will differ in the comparison. While cash flows are impacted by metal prices, all-in sustaining costs (AISC) is a measure that is more within our control as it is not impacted by metal prices. All-in sustaining cost metrics reflect our ability to maintain a low cost structure and the flexibility to adjust to market conditions, resulting in a positive margin to drive shareholder value.

•In 2021 we successfully achieved the maximum score for two of the three cash flow targets. Results were predominantly impacted by higher gold production, helped by favourable metal prices along with the company’s stable costs.
•Overall, 2021 AISC were higher than budget, consequently resulting in a threshold result, as they were impacted by inflation of approximately $20 per GEO, which was not included in the budget or original guidance, as previously disclosed.
•In 2021, we successfully increased CROIC, and exceeded the average for the last three years by 164%, demonstrating a continually improved ability to earn returns on assets. The positive results benefited from higher gold sales and favourable metal prices along with the company’s stable costs.

Exploration (15% weight)										25.9%
	Threshold 50%	Target 100%	Stretch 150%	Maximum 200%	Result	Achievement		Weight		Score
Mineral reserve replacement
Gold (000 ounces)	523	540	554	578	1,129	200%	x	2.6%	=	5.1%
Silver (000 ounces)	9,500	10,000	10,250	10,500	11,084	200%	x	0.5%	=	0.9%
Number of mines replacing ounces	25%	50%	75%	100%	100%	200%	x	3.0%	=	6.0%
Increase in mineral resources (000 ounces)	532	550	564	578	1,016	200%	x	3.0%	=	6.0%
Comparison of mine life index (years)	9.1	10.1	11.1	12.1	10.8	135%	x	3.0%	=	4.1%
Advancement of the generative exploration program
Drill results	Generate positive drill results on a Tier 2 project that will allow exploration to set an inferred resource target for 2021. The positive drill results on Tier 2 should have a drill defined mineral envelope with > 300 k oz Au Equivalent.				Below threshold	125%	x	1.5%	=	1.9%
Drill intercepts	Generate significant new drill intercepts in a new zone on either of the Tier 1 projects (Monument Bay, Lavra Velha) to demonstrate potential for a new mineralized zone. The significant new drill results should be two or more intercepts with grams Au Eq* metres > 10				Target	125%	x	1.5%	=	1.9%
•Globally, the company exceeded proven and probable reserve targets for gold and silver, with all four South American operations replacing depletion from mining and Jacobina increasing gold reserves by 131,000 ounces.
•All operations replaced or increased total mineral resources, with Jacobina again showing the biggest increase.
•Canadian Malartic open pit reserves decreased due to mining depletion, and underground resources at the Odyssey project continue to grow and increase in confidence.
•The generative exploration program delivered at least one project (Lavra Velha in Brazil) that supports a mineral resource inventory that would be sufficient for mining, particularly under the umbrella of the Jacobina complex. In addition, while Wasamac was not part of the original generative program, a significant new discovery has been made (Wildcat).

Health, safety, and sustainable development (HSSD) (20% weight)										30.0%
	Threshold 50%	Target 100%	Stretch 150%	Maximum 200%	Result	Achievement		Weight		Score
HSSD Performance Index	1) all sites: 90% of their HSSD improvement plan	1)all sites: 90% of their HSSD improvement plan	1) all sites: 90% of their HSSD improvement plan:	1) all sites: 100% of their HSSD improvement plan	100%	0%	x	5.0%	=	0%
	2) TRIR = 0.52	2) TRIR = 0.49	2) TRIR = 0.48	2) TRIR = 0.47 or lower	0.73
	3) ZERO Significant Incidents	3) ZERO Significant Incidents	3) ZERO Significant Incidents	3) ZERO Significant Incidents	0
HSSD performance Achievement of HSSD indicators	100% of 2 indicators	100% of 3 indicators	100% of 4 indicators	100% of 5 indicators	100% of 5 indicators	200%	x	10.0%	=	20.0%
Climate change	4 of 7 indicators achieved at 100%	5 of 7 indicators achieved at 100%	6 of 7 indicators achieved at 100%	7 of 7 indicators achieved at 100%	7 at 100%	200%	x	5.0%		10.0%
The HSSD Performance Index was below the threshold of 0.52 because our TRIR result for the full year 2021 was 0.73. All operations have completed their improvement plans and we ended 2021 without a significant incident.

All 2021 HSSD performance indicators were achieved.

Yamana formally adopted a board-approved climate strategy in early 2021, to demonstrate climate change leadership and our commitment to the transition to a low-carbon future. All 2021 indicators were successfully completed.

Business and corporate development (12.5% weight)										15.6%
	Targets					Achievement		Weight		Score
Demonstrate value accretion	Advance initiatives to realize value from strategic assets in the portfolio					125%	x	12.5%		15.6%
	Improvement of the company’s portfolio
	Evaluate financing and value creating alternatives for the company’s interest in the MARA project
Project development	Advance the Feasibility Study and Environmental Impact Assessment for MARA
Advanced several projects seeking value creation from non-core assets that will continue into 2022.
Advanced several projects aligned with the defined strategy through 2021. Projects were advanced to different stages. Completed the closing of the acquisition of Monarch and the acquisition of Francoeur exploration properties, and evaluated a number of others.

Advanced several alternatives, receiving proposals that were evaluated and decided upon by the board.
Completed drilling campaign for metallurgical test-work and started drilling for other engineering studies. Advanced throughput and mine planning optimizations as well as to other feasibility-related engineering disciplines. Completed fieldwork for baseline for the EIA and advanced EIA preparation.

Overall score (out of 100)										143.8%

You can find more details about our performance in our management’s discussion and analysis (MD&A) on our website (www.yamana.com). Some of our measures are not calculated according to generally accepted accounting principles (GAAP). See page 95 for details.

Performance is considered on a per share measure
We consider performance under our short-term incentive plan on a per share basis. Our share count was unchanged in 2021 (other than very modest changes based on approved share compensation), so our per share performance and aggregate performance are the same. Information is presented in aggregate rather than per share in the balanced scorecard for the short-term incentive plan to make it easier to compare to the prior year, although the per share measure was considered. In certain circumstances, per share measures will not accurately reflect performance. For example, an acquisition of a pre-production asset for shares would increase the share count but decrease cash flows per share. In those situations, the per share measure will be taken into account, but some consideration will be given to the aggregate. Mostly, per share measuring is used in production, cash flows and mineral reserves.

2021 individual performance
We assess performance against quantitative and qualitative goals set for each individual at the beginning of each year. Goals are designed to support our strategy and help assess the executive’s individual performance in their role.

The compensation committee assesses the performance of the Executive Chairman and the President and CEO and recommends individual scores to the board for approval. The President and CEO assesses the performance of the other named executives and recommends individual scores to the compensation committee for review and approval. The board assesses the named executive’s contribution to the corporate balanced scorecard for the short-term incentive and the executive’s individual performance against quantitative and qualitative goals that were set at the beginning of the year. The board then uses its informed judgment to assign an individual performance score. The target is 100%, but individual scores can range from 0% to 200%.

For 2021 individual performance, the board considered the achievements of each named executive in the context of the 2021 short-term incentive balanced scorecard in relation to items within their control, their individual accountabilities and their individual goals.

The table below summarizes the individual achievements of each named executive and their individual performance score, used to determine 30% of the short-term incentive award for 2021. Based on individual performance and contributions to overall company performance, named executives received an individual score of 115% to 135% of target.

Achievements in 2021	Score (%)
Peter Marrone
•Provided strategic leadership in the promotion of a high quality, diversified portfolio of long life assets, lower geopolitical risk, favourable cost position, and a strong balance sheet with increasing cash flows and a continued track record of consistency.
•Provided critical ongoing leadership through the continued COVID-19 pandemic in 2021, maintaining company resiliency and keeping our employees and communities safe.
•Led the development and formal adoption by the board of the company’s new climate strategy in early 2021 – one of the most important tasks assigned to management last year. The new strategy demonstrates Yamana’s climate change leadership and commitment to the transition to a low-carbon future (see page 31 for more information). Recommended to the board amendments to the executive incentive plans to include measures of success against this strategy to underline the company’s commitment.
•Through his directive to refinance the company’s debt, improved the balance sheet and repositioned the company for future growth and value generation, decreasing the total debt by $222.1 million and annual carrying charges by approximately $21.6 million.
•Refined the capital allocation policy to include share repurchase and improvements to the financial position and resilience of the company. The share repurchase program was announced in July 2021 and resulted in the cancellation of 6.7 million common shares.
•Oversaw ongoing improvement in the financial position of the company, allowing for the continued return of capital to shareholders through increasing the quarterly dividend to $0.03 per share (annual $0.12 per share), representing the sixth dividend increase since the second quarter of 2019, for a cumulative increase of 500%.
•Led an initiative relating to corporate investments in reliance on the company’s cash balances and for the purposes of investment, determining familiarity with new geological areas and possibly for purchase.
•Continued strategic direction over the last several years to focus on meaningful increases in mineral resources and mineral reserves to demonstrate potential for mine life and production increases at existing operations.
•Led the completion and advancement of several strategic initiatives, focusing on opportunities that further unlock the value of non-producing assets.
•Advanced several initiatives and strategic plans for the MARA project, which crystalized a significant strategic value opportunity for the company and a solid development and growth project, with the company having received several proposals for its interest in MARA in 2021. Turn to pages 4 and 76 for more information.
•Directed the advancement of ongoing discussions with the Argentine government authorities to create a competitive framework for mining investment in the country.
•Focused strategic direction toward Odyssey, which then demonstrated significant progress, with several milestones achieved in 2021 including a positive construction decision in the first quarter, a plan for first production from the Odyssey South deposit in 2023, and a mine life extension to at least 2039.
•Engaged in discussions and initiatives relating to corporate purchases and business combinations, including leading the strategic process to acquire the Francoeur Arntfield and Lac Fortune gold properties in Quebec, and completing the purchase of Wasamac and advancing a development plan consistent with Yamana’s capital allocation plan.
•Provided strategic direction on communication initiatives to market participants and participated in certain marketing efforts.

115.0% Between meets and exceeds expectations

Daniel Racine
•Provided continued leadership for improvements to our COVID-19 protocols to ensure the safety of our employees and communities, and to guarantee the operational continuity of our business throughout 2021.
•Oversaw the delivery of gold equivalent production above guidance, with an annual production of 1,011,180 GEO compared to guidance of 1,000,000 GEO, and all-in sustaining costs at $1,030 per ounce.
•Successfully focused on ensuring the improvement of our mineral reserves at our wholly-owned operations, with all four South America operations replacing depletion and, most notably, Jacobina increasing gold mineral reserves by 131,000 ounces.
•Successfully oversaw the completion of several studies to enhance mining operations and expand throughput at the company’s sites, including the Jacobina expansion strategy, which is indicating that the mine will be a multi-decade, low-cost operation, and which received its expansion permit to allow throughput increase to 10,000 tpd.
•Directed the ongoing efforts at Wasamac, resulting in a positive development announcement decision in mid-2021.
•Focused strategic direction toward Odyssey, which then demonstrated significant progress, with several milestones achieved in 2021 including a positive construction decision in the first quarter, a plan for first production from the Odyssey South deposit in 2023, and a mine life extension to at least 2039.
•Engaged in discussions and initiatives relating to corporate purchases and business combinations, including leading the strategic process to acquire Francoeur Arntfeild and Lac Fortune gold properties in Quebec, and completing the purchase of Wasamac and advancing a development plan consistent with Yamana’s capital allocation plan.
•Oversaw the increase in the company’s CROIC results, which exceeded the average for the last three years by 164%, demonstrating the company’s continued ability to earn increasing returns on assets.
•Promoted significant progress on our health, safety and sustainable development initiatives including: the successful completion of the company’s second year of objectives associated with the Mining Association of Canada’s Towards Sustainable Mining Framework, as well as year two of the Responsible Gold Mining Principles, adding climate change goals associated with our new climate action strategy and the adoption of a new HSSD Performance Index.
•Led the company's investor marketing efforts.
115.0% Between meets and exceeds expectations
Jason LeBlanc
•Maintained all critical financial processes and timelines during COVID-19 including budgets, strategic planning, financial reporting, risk management and the leadership of IT.
•Provided leadership in improving the company’s financial flexibility, focusing on the company’s maturity profile and interest rate on fixed term debt, and recommending the early repayment of private placement notes and the issuance of a new $500 million 10-year public bond with an interest rate of 2.63%.
•Provided strong oversight of the company’s successful insurance renewal process.
•Led the seamless transition to a new enterprise communications platform, creating additional business capabilities, process efficiencies and risk management.
•Leadership in the execution of the inaugural repurchases of Yamana's shares under the Normal Course Issuer Bid program.

135.0% Between meets and exceeds expectations
Yohann Bouchard
•Initiated and oversaw the timely execution of operational adjustments required to maintain a strong level of production and operating costs, while maintaining excellent performance in health and safety during the continuing COVID-19 pandemic.
•Provided site leadership in significantly exceeding the consolidated 2021 production budget for GEO.
•Successfully led almost all of the company’s sites to production results that exceeded budget.
•Oversaw strong performance by the company’s Technical Services group, which resulted in the mineral resource and mineral reserve development process significantly improving the mine planning process and securing the company’s gold and silver production profile for the future.
•Led our operational management through continuing COVID-19 restrictions and effectively managed associated cost pressures at our mining locations in 2021, while maintaining our operational excellence projects and productivity improvements.

135.0% Between meets and exceeds expectations
Gerardo Fernandez
•Coordinated the acquisition process of the Francoeur, Arntfield and Lac Fortune properties near the Wasamac Project, expanding the company’s asset footprint and exploration upside.
•Led the efforts to advance the Feasibility Study and ESIA for the MARA project, while pursuing optimizations to the project.
•Directed and oversaw the efforts made in obtaining the permits required for fieldwork at MARA and provided the necessary leadership to advance the project’s social licensing efforts, thus strengthening and repositioning the identity and recognition of the project in the region.
•Advanced ongoing discussions with the Argentine government authorities to create a competitive framework for mining investment in the country.
•Managed the strategic review of key non-producing assets in order to implement initiatives that would result in the realization of long-term value.
•Assumed oversight responsibility, and provided additional guidance and support to, the company’s investor relations and communications functions.
135.0% Between meets and exceeds expectations

2021 short-term incentive awards
Short-term incentive awards were determined based on the corporate performance score (see page 67) and individual performance scores (see page 71), which were then reviewed for alignment to the company's relative one-year total shareholder return performance against company peers.

Reviewing the corporate performance measures in the short-term incentive plan resulted in a score of 143.8% of target for all participants, including the named executives. Applying the TSR modifier design, the committee applied a 20% reduction, resulting in a lower corporate score of 115%. Together with individual performance scores, calculated short-term incentive awards for the named executives were 115% or 121% of target.

2021 short-term incentive awards for Mr. Marrone and Mr. Racine were calculated at 115.0% of their 125% targets (144% of salary): $2,413,203 for Mr. Marrone and $1,525,044 for Mr. Racine. Following an additional review of company performance, within the context of informed judgment, Mr. Marrone and Mr. Racine (with the support of the board) elected to reduce their short-term incentive awards to 85% of the calculated values (123% of salary). Mr. Marrone's actual award was $2,062,402, and Mr. Racine's actual award was $1,296,287.

	Base salary ($)	x	Incentive target (% of base salary)	x	Corporate score (70%) (see page 67)					+	Individual score (30%) (see page 71)			=	Final STI Score	Calculated award value ($)	=	Actual award value[1] ($)
					Score	TSR Modifier	Modified Score	Weight	Final
Peter Marrone	1,678,750		125		143.8	80%	115	70%	80.5		115	30%	34.5		115	2,413,203		2,062,402
Daniel Racine	1,060,900		125		143.8	80%	115	70%	80.5		115	30%	34.5		115	1,525,044		1,296,287
Jason LeBlanc	413,750		100		143.8	80%	115	70%	80.5		135	30%	40.5		121	500,638		500,638
Yohann Bouchard	413,750		100		143.8	80%	115	70%	80.5		135	30%	40.5		121	500,638		500,638
Gerardo Fernandez	413,750		100		143.8	80%	115	70%	80.5		135	30%	40.5		121	500,638		500,638

Notes
1. Mr. Marrone and Mr. Racine, with board agreement, elected to receive 85% of the calculated award value.

Long-term incentive awards

Long-term incentive awards are based on an assessment of leading performance indicators, within a range of 50% to 150% of a named executive’s target award, calculated as a percentage of base salary.

Target grant values are defined for each named executive (expressed as a percentage of base salary), with reference to the market median of our industry peer group for expected levels of performance.

We use the following formula to determine the value of each executive’s long-term incentive grant. Historically, the board has not considered the value of outstanding awards when setting the value for new grants:

2021 suite of leading performance indicators

The illustration below encapsulates the four categories of leading performance indicators: Financial, Operational, People and Growth.

Financial

- Cash flow returns on invested capital and internal rates of return
- Generation of cash flow, free cash flow and efforts towards improvements in cash flow and free cash flow
- Material improvements to balance sheet

Operational

- Reputation and social license to operate
- Sustainability and ESG excellence
- Achievement of milestones on greenhouse gas emissions
- Reliability of planning and operations
- Optimizations and improvements to operations
- Balance between production and costs
- Mitigation of risk

People

- Refinement of organizational structure
- Succession planning for key roles
- Unplanned/voluntary turnover
- Retention and attraction of talent
- Diversity and inclusion

Growth

- Mine site development / exploration
- Future extension of mineral reserve life and ounces of measured and indicated mineral resources and inferred mineral resources
- Progress of capital projects (milestone achievements)
- Execution of the longer-term business strategy

The following summarizes the review of corporate long-term performance.

Financial – An important long-term objective of Yamana continues to be the improvement of overall financial performance and, in particular, the maximization of cash returns on invested capital along with the maximization of shareholder returns.
Operational – Our objective continues to be to mine effectively, profitably, and safely.

Strengthening our financial position
•Yamana's financial position improved significantly in 2021.
Improving financial resilience and increasing financial flexibility
•We believe that a strong financial position and financial resilience also requires a manageable debt maturity profile. During the third quarter of 2021, we took advantage of market conditions to improve the terms of our outstanding notes by increasing tenor and reducing carrying costs, by completing an offering of $500 million aggregate principal amount of its 2.630% Senior Notes due August 15, 2031. The Senior 2031 Notes are unsecured senior obligations of Yamana and are unconditionally guaranteed by certain of Yamana’s subsidiaries that are also guarantors under our credit facility.
•We used the net proceeds from the offering, together with cash on hand, to fund the redemptions of its 4.76% Series C Senior Notes due 2022, its 4.91% Series D Senior Notes due 2024, its 4.78% Series B Senior Notes due 2023 and its 4.950% Senior Notes due 2024.
•The completion of the offering of the Senior 2031 Notes and the subsequent redemption of the shorter-term maturity notes represents the culmination of significant debt reduction efforts initiated in 2019. Yamana’s outstanding gross debt was reduced by $222.1 million during the year to $772.8 million, which compares to $1.85 billion outstanding in the second quarter of 2019.
Delivered on financial results
•Gross margin including depletion, depreciation and amortization in excess of $672 million, representing an increase of approximately 22% over the prior year, positively impacting net earnings for the year.
•Strong cash flows from operating activities before change in net working capital of approximately $785 million, representing an increase of approximately $96 million over the prior year.
•Robust free cash flow available for dividends and debt repayments of approximately $328 million.
Strengthening return of capital to shareholders
•As part of our progressive approach to our dividend policy and returns to shareholders, Yamana approved an increased quarterly dividend of $0.03 per share (annual $0.12 per share) during the second quarter of 2021, representing the sixth dividend increase since the second quarter of 2019, for a cumulative increase of 500%.
•On July 29, 2021, we announced a normal-course issuer bid (NCIB) to purchase up to 48,321,676 Yamana common shares, representing up to 5% of our current issued and outstanding common shares, in open-market transactions through the facilities of the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and alternative Canadian trading systems. We believe that the market price of our common shares does not currently represent their full value and growth prospects and view purchases of common shares as an attractive investment comparable to our investments in our portfolio of exploration and development stage assets. Since the initiation of the share repurchase plan in July, we have repurchased, and subsequently cancelled, a total of 6,672,628 common shares for approximately C$35.6 million.
•Following our initial capital spending and development phase from 2003 to 2006, we have consistently paid dividends since 2007, and dividends have aggregated to over $1 billion paid over 14 years.

We recognize the importance of striving to meet and exceed our corporate social responsibility objectives and the role these efforts have in delivering on our overall objective of creating value for all stakeholders. Recent highlights include:
•Company-wide response to COVID-19 has: exemplified our emergency response capabilities; demonstrated our ability to protect employees through medical protocols, which minimized employees contracting the virus; contained and managed COVID-19 cases when identified; and provided assistance to communities' basic needs for COVID-19 response.
•Total recordable injury performance was 0.73, an increase compared to 2020 results. Despite this increase, most of the reported injuries were low-energy events with non-life threatening outcomes.
•Achieved a sixth year with no material environmental or social incidents.
•We successfully completed our 2021 Climate Action Strategy objectives with excellent engagement from all operations in identifying and assessing the climate-related physical and transition risks that could affect the company.
•Completed the second-year requirement for implementing the Responsible Gold Mining Principles and Towards Sustainable Mining program. Our self-assessment results demonstrate that significant progress was achieved in 2021, positioning us well for achieving full alignment in 2022.
•Annual improvements in our performance and disclosure have provided for positive rankings by various ESG rating firm.

Production budget met or exceeded
•Record annual production from Yamana mines of 1,011,180 GEO exceeded guidance of 1,000,000 GEO, and the prior year's 901,155 GEO. 884,793 ounces of gold exceeded budget and offset the lower production coming from the 9,169,289 ounces of silver, mostly related to mining sequencing modifications.

Operational highlights
•Jacobina: Record full-year gold production of 186,206 ounces, exceeding budget, and exceeding guidance of 175,000 ounces. The record production results were driven by tonnes mined, which also reached all-time highs, providing additional flexibility through the development of stockpiles supporting the higher throughput expected from the ongoing phased expansion.
•El Peñón: Annual production of 226,330 GEO exceeded guidance of 222,000 GEO. The development of La Paloma, Quebrada Colorada Sur and Pampa Campamento Deep was an important component of that strategy; and accessing those new areas has now provided increased mining flexibility.
•Canadian Malartic: Yearly production of 357,392 ounces of gold, exceeding budget and exceeding guidance of 350,000 ounces. Throughout the course of 2021, the mine continued the transition from the Malartic pit to the Barnat pit, and the mine completed the final 7,000 metres of topographic drilling at the Barnat pit during October, while overburden removal was completed earlier in the year as planned.
•Minera Florida: Reported production of 84,768 ounces of gold for the year, in line with the provided guidance range. At the end of the fourth quarter, Yamana began to engage, in good faith, in scheduled negotiations with the unions at the mine. As part of the normal course of business when negotiating labour agreements, a labour action commenced, which has since been resolved. This action impacted approximately three weeks of production in December 2021.
•Cerro Moro: Produced 156,484 GEOs comprising 79,988 ounces of gold and 5,582,197 ounces of silver. Production continued to benefit from access to additional mining faces, which supported the increase in mill feed coming from higher-grade underground ore and stable throughput.
•The strong track records our operations have established, together with strengthened mine plans and mining mostly developed reserves, support the view that strong operational performance will continue for the next several years.

People –Yamana strives to ensure that it possesses high-quality leadership in each critical function, working together in an integrated and effective manner.	Growth – Our objective is to maximize quality growth of production for the purpose of significant increases in cash flow.
COVID-19
•In 2021, we continued to provide effective management of COVID-19 strategies to minimize impacts to people and our business, built on the foundation established in 2020 in order to ensure ongoing operational performance with no disruptions to financial/non-financial reporting timelines. The COVID emergency response task force provided effective leadership at both the operational and corporate levels to navigate the quickly evolving caseload situation and changing government mandates. This included tactics to minimize the number of employees (and their families) from contracting the virus, containing and effectively managing cases in the workplace when identified, and providing assistance to the communities in which we operate. Thanks to ongoing prevention and control efforts, fully vaccinated rates at the end of 2021 were approaching 100% for employees and contractors at the company’s wholly-owned operations and exploration projects.

Strengthening organizational effectiveness
•To position Yamana for further long-term success and continue to strengthen operational performance, the position of SVP & Chief Operating Officer was created in Q2 2021. The position was sourced through internal succession, demonstrating strong executive succession planning practices and further reflecting management's bench strength.

Implemented supervisor training
•The Leadership, Excellence & Development program (LEAD), was initially launched in 2018 with the aim of providing a consistent and focused curriculum to develop frontline supervisor skills in effective leadership, operational efficiency and promoting a strong health and safety environment. The majority of the supervisors across the company have attended the program and provided positive feedback. In 2021, during the continuing COVID-19 pandemic, El Peñón and Jacobina successfully completed their second and third versions of the program, covering additional topics such as adaptability, effectiveness, communication, and building resilience. Additionally, Jacobina conducted a graduation ceremony at the end of the fiscal year for over 80 supervisors.
Completed broad-based succession planning
•We completed our standardized annual enterprise-wide succession planning exercise across all operations, corporate functions and exploration, and used an assessment to detect the strengths/weaknesses within each group and identify employees with higher potential for advancement. Individual development plans have been established for those identified.
Focus on diversity and inclusion
•We increased our percentage of female representation across our workforce to 9.4% in 2021 from 8.2% in 2020. We continue to promote awareness of diversity and inclusion and to maintain a diverse workforce and inclusive culture in alignment with our corporate D&I statement.
•In 2021, there were significant achievements throughout our operations, such as increasing female representation at each of our sites, implementing inclusive recruitment and selection strategies, partnering with local associations to support D&I initiatives, implementing a female internship program and creating Gender Inclusion and Equity Committees to improve and promote D&I initiatives. Jacobina also implemented a program for people with disabilities, which local authorities recognized as a model and reference for the mining industry.

Delivered significant exploration updates and discoveries
•Announced positive drill results from expansion drilling and the extension of the East Gouldie deposit at Canadian Malartic, demonstrating the potential for ongoing mineral resource growth. Infill drilling supports the planned conversion of mineral resources to mineral reserves.

•Announced positive exploration updates with significant discoveries and mineralization extensions at all operations, generating new sectors for further resource development.

•Announced discovery of new mineralized veins through exploratory drilling that targeted extensions of the major producing vein systems at depth and to the south of the El Peñón mine.

Mineral reserves, mineral resources
•The Company replaced gold mineral reserves at each of its wholly-owned operations, with new mineral reserves replacing mining depletion and extending mine life, highlighting the sustainability and longevity of its mines.

•Inferred mineral resources remained largely unchanged at its wholly owned operations with exploration successfully replacing the inferred resources that were converted to reserves at all sites. The large base of mineral resources will provide for future conversion to mineral reserves at existing operations and development projects and represents further growth opportunities at the company’s generative exploration projects.

•Successful drilling at El Peñón resulted in the operation achieving a fourth consecutive year of adding new mineral reserves in excess of mining depletion. Drilling continues to expand the mineral resource envelopes to depths below several producing sectors.

•Jacobina had another successful year of exploration, adding 324,000 ounces of gold mineral reserves, a 5% increase compared to the prior year above depletion of mining. Inferred mineral resources increased by 27% year-over-year, largely as a result of the addition of a new resource zone at João Belo Sul.

Completed and advanced strategic initiatives
•Advanced several projects seeking to realize value and value creation from non-core assets that will continue into 2022.

•Advanced several projects aligned with the defined strategy through 2021. Projects were advanced to different stages.

•Completed the closing of the acquisition of Monarch and the acquisition of Francoeur exploration properties, and evaluated a number of others.

•Evaluated financing and value creating alternatives for the Company’s interest in the MARA project. During 2021, several proposals were presented to the company for its interest in MARA, and after consideration, the board determined that any strategic initiatives will be considered closer to the completion of the Feasibility Study and application for permitting later this year as the certainty of the project from these events is expected to create more value for the project.

•Advanced the Feasibility Study and Environmental Impact Assessment for MARA

Determining the awards

The board set the grant value of long-term incentives at 100% of target. While there were notable achievements, which are expected to increase shareholder value over a longer-term horizon, there was a discretionary downward adjustment to long-term incentive grant values based on comparison of three-year and five-year relative total shareholder return compared to mining industry peers.

Applying the TSR modifier design, the committee reviewed Yamana’s strong three-year and five-year TSR of 20% and 9%, respectively, and made no adjustment to long-term incentive grant levels.

2021 long-term incentive grant

Based on the performance results described above, the board approved long-term incentive grants for 2021 at 100% of target for each named executive.

For Mr. Marrone, the calculated grant value was $3,777,188, equal to 100% of his 225% target (225% of his salary). However, following a further review of company performance, within the context of informed judgment, and with the support of the board, Mr. Marrone elected to receive an actual long-term incentive award of $2,918,488, equal to 77% of the calculated grant value.

Similarly for Mr. Racine, the calculated grant value was $2,387,025, equal to 100% of his 225% target (225% of salary). With support from the board, Mr. Racine elected to receive an actual long-term incentive award of $2,028,971, equal to 85% of the calculated grant value (see page 79).

The table below shows the calculated 2021 long-term incentive grants awarded to the named executives for 2021 and the allocation to PSUs, RSUs and DSUs.

	Base salary ($)	Target grant (% of base salary)	Performance score			Calculated grant ($)		Mix of vehicles (% of total)
				TSR modifier	Funding level		Actual grant ($)[1,2]	PSUs	RSUs	Stock options	DSUs
Peter Marrone	1,678,750	225%	100%	—	100.0%	3,777,188	2,918,488	50%	44%	—	6%
Daniel Racine	1,060,900	225%	100%	—	100.0%	2,387,025	2,028,971	50%	50%	—	—
Jason LeBlanc	413,750	150%	100%	—	100.0%	620,625	620,625	50%	50%	—	—
Yohann Bouchard	413,750	150%	100%	—	100.0%	620,625	620,625	50%	50%	—	—
Gerardo Fernandez	413,750	150%	100%	—	100.0%	620,625	620,625	50%	50%	—	—

Notes
1. Mr. Marrone elected, and the board agreed, to receive a reduced long-term incentive award equal to $2,918,488 (77% of the calculated grant value), with most of the award in the form of PSUs and RSUs as in previous years. This year, Mr. Marrone elected to receive, and the Board agreed, a small portion of his LTI award in the form of DSUs. See page 71 for the Executive Chairman’s performance score.
2. Mr. Racine elected, and the board agreed, to receive a reduced long-term incentive award equal to $2,028,971 (85% of the calculated grant value), split equally between PSUs and RSUs. See page 72 for the President and CEO’s performance scores.

2021 PSU awards
The 2021 PSU awards will vest at the end of 2024, based on Yamana’s three-year cumulative total shareholder return compared to the S&P/TSX Global Gold Index.

Performance	Yamana’s cumulative three-year TSR vs. S&P/TSX Global Gold Index	Vesting (% of grant)
Below threshold	more than 25 points below index	0%
Threshold	25 points below index	50%
Target	matches index	100%
Maximum	50 points above index	200%

The number of units that vest will be determined using the scale in the table to the left. If performance is between threshold and maximum, vesting will be determined on a straight-line basis, between 0% and 200% of target. The amount includes any additional units issued as dividend equivalents for dividends paid on our common shares during the performance period.

The award will be paid out in cash, calculated by multiplying the number of units that vest by the volume-weighted average share price of Yamana common shares for the five trading days immediately before the last day of the performance period.

If our three-year TSR is negative, vesting is capped at target, regardless of our relative performance compared to the market index.

CEO COMPENSATION PROFILE

Daniel Racine is the President and Chief Executive Officer.

In 2021, Mr. Racine's performance met or exceeded objectives across a number of key metrics and tactical priorities, which include but are not limited to the following:

•Exceeded full year guidance for gold and gold equivalent production
•Delivered production at costs in line with or better than budget
•Announced positive development decisions on Odyssey and Wasamac and continued to advance robust, value-accretive project pipeline
•Delivered exploration success by substantially increasing Mineral Reserves and significantly increasing Mineral Resources
•Further strengthened the company's social license to operate by completing foundational work on a comprehensive Climate Action Strategy

2021 compensation decisions
Mr. Racine’s total direct compensation (excluding pension and all other compensation) for 2021 was $4,386,158, equal to 92% of his target compensation of $4,774,050 and 88% of his calculated compensation of $4,972,969.

Including Mr. Racine’s election to reduce his incentive compensation awards by 15%, Mr. Racine’s 2021 actual compensation includes a short-term incentive award of $1,296,287, and a long-term incentive grant of $2,028,971 received 50% in PSUs and 50% in RSUs, consistent with our policy for long-term incentive awards.

Actual ($)		vs. 2021 CEO target	vs. 2021 CEO calculated
2021 total direct compensation	$4,386,158	92%	88%

The table below compares Mr. Racine’s target total compensation for 2021 to his calculated and actual total compensation levels for the year.

Elements of compensation		2021 CEO target compensation ($)	2021 calculated ($)	2021 actual ($)
Base salary		1,060,900	1,060,900	1,060,900
Short-term incentive[1]	% of salary	125%	144%	122%
	in cash ($)	1,326,125	1,525,044	1,296,287
Long-term incentive[2]	% of salary	225%	225%	191%
	award ($)	2,387,025	2,387,025	2,028,971
Total direct compensation		4,774,050	4,972,969	4,386,158
Pension[3]		358,054	387,892	387,892
All other compensation[4]		140,173	140,173	177,966
Total compensation		5,272,277	5,501,034	4,952,016

Notes
1. Short-term incentive award reflects a corporate score of 143.8% of target, reduced to 115% of target applying the TSR modifier (70% weight) and an individual performance score of 115% (30% weight). Actual compensation includes Mr. Racine’s election to further reduce his short-term incentive award by 15%.
2. Long-term incentive award reflects 100% of target grant levels. Actual compensation includes Mr. Racine’s election to reduce his long-term incentive grant value by 15%.
3. Pension value includes 15% of cash compensation (base salary + short-term incentive award). Pension values as part of calculated and actual compensation include the calculated short-term incentive award.
4. All other compensation includes the total value of perquisites provided. ‘Target’ value is the three-year average of actual values disclosed for 2019 to 2021.

Compensation look back

The table below compares the value of total direct compensation awarded to Mr. Racine for each of the past three years (as reported in each year's summary compensation table since he was appointed President and CEO) to its realized and realizable value as at December 31, 2021.

What he actually realizes can vary significantly from year to year based on changes in share price and when the equity-based incentives vest. On December 31, 2021, the average realized and realizable value of total direct compensation he was awarded from 2018 to 2021 was 13% higher than the average of his original award. This compares to the average shareholder return of 19% over the same performance periods.

Year	Total direct compensation awarded ($)	Compensation realized and realizable as at December 31, 2021
		Performance period	Dollar value ($)	Difference (%)	TSR (%)
2019	4,629,125	3 years: Jan 1 2019 to Dec 31, 2021	5,045,745	9	74
2020	4,853,873	2 years: Jan 1 2020 to Dec 31, 2021	5,217,550	7	8
2021	4,386,158	1 year: Jan 1 2021 to Dec 31, 2021	5,458,391	24	-25
			Average (%)	13	19

SHARE PERFORMANCE

Total shareholder return (TSR) represents the overall financial benefit generated for shareholders (change in share price + dividends received) and is considered an effective measure of how the market evaluates the overall performance of a company over a specific period of time.

The graph below shows the five-year return of $100 invested in Yamana common shares on December 31, 2016 compared to $100 invested in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index and Yamana’s mining industry peer group, assuming reinvestment of dividends. It also compares our share performance to total direct compensation (base salary + short-term incentives + long-term incentives) disclosed for named executives in the summary compensation table for the relevant year.

Total compensation paid to our named executives has closely tracked our TSR performance over time:

•remaining relatively consistent between 2016 and 2018
•increasing in 2019 and 2020, consistent with our TSR performance.

Named executives
2016: Peter Marrone, Charles Main, Daniel Racine, Darcy Marud, Greg McKnight
2017: Peter Marrone, Daniel Racine, Jason LeBlanc, Greg McKnight, Yohann Bouchard, Charles Main
2018: Peter Marrone, Daniel Racine, Jason LeBlanc, Greg McKnight, Yohann Bouchard
2019: Peter Marrone, Daniel Racine, Jason LeBlanc, Yohann Bouchard, Gerardo Fernandez
2020: Peter Marrone, Daniel Racine, Jason LeBlanc, Yohann Bouchard, Gerardo Fernandez
2021: Peter Marrone, Daniel Racine, Jason LeBlanc, Yohann Bouchard, Gerardo Fernandez

At December 31	2016	2017	2018	2019	2020	2021
S&P/TSX Composite Index	$100.00	$109.08	$99.39	$122.14	$128.99	$161.43
S&P/TSX Global Gold Index	$100.00	$101.35	$97.86	$138.28	$168.83	$159.84
Peer group average (see page 60 for details)	$100.00	$126.53	$127.83	$180.44	$218.96	$203.23
Yamana Gold Inc.	$100.00	$104.72	$86.43	$139.72	$200.58	$150.81
Total direct compensation for named executives (000s)	$9,963	$10,348	$10,923	$14,804	$15,249	$15,651

Pay for Performance Compared to Our Peers
The graph below shows how we rank against our mining industry compensation peer group when comparing the percentile ranking of our three-year average total direct compensation for Yamana’s CEO and our annualized three-year TSR (2019 to

2021). This analysis illustrates that for 2021, we were within the zone of alignment, with our three-year TSR performance positioned at the 62nd percentile and our three-year CEO compensation positioned at the 46th percentile.

Total direct compensation includes salary, the short-term incentive and long-term incentive awards for 2019 and 2020 as disclosed in the summary compensation table in the management proxy circulars of the various companies. For peer companies, 2020 data has been used as a proxy for 2021 compensation information that has not been publicly disclosed as of the date of this circular. CEO compensation is in Canadian dollars and, where applicable, has been converted from US dollars to Canadian dollars based on the exchange rate disclosed by each company, or the Bank of Canada average annual exchange rate, for the respective year. Three-year TSR is from January 1, 2019 to December 31, 2021, based on 30-day average share prices for December 2018 for the starting share prices, and for December 2021 for the ending share prices.

Share ownership, interests directly aligned with shareholders
Mr. Racine is an investor in Yamana and he continues to focus on our long-term success. As at February 28, 2022, Mr. Racine held Yamana equity, including common shares and RSUs, with a total market value of $5,790,942, and a book value of $4,366,098, which is equivalent to 5.5x his base salary.

The table below shows the details of Mr. Racine’s equity ownership. Market value is based on Cdn$6.23, the closing price of Yamana common shares on the TSX on February 28, 2022 and converted to US dollars using the closing exchange rate on that day of Cdn$1.00 = $0.7875.

Number held			Market value			Total market value	Total book value	Share ownership requirement	Meets share ownership requirements	Multiple of base salary
Common shares	DSUs	RSUs	Common shares	DSUs	RSUs
707,059	–	472,359	$3,471,660	–	$2,319,283	$5,790,942	$4,366,098	3x	Yes	5.5

2021 COMPENSATION DETAILS

SUMMARY COMPENSATION TABLE

The table below shows the total compensation paid to our five named executives for the financial years ended December 31, 2021, 2020 and 2019.

Name and principal position					Non-equity incentive plan compensation
	Year	Salary[1]	Share-based awards[2]	Option-based awards[3]	Annual incentive plans	Long-term incentive plans	Retirement Savings Plan	All other compensation[4]	Total compensation
		($)	($)	($)	($)	($)	($)	($)	($)
Peter Marrone Executive Chairman	2021	1,678,750	2,918,488	—	2,062,402	—	613,793	306,144	7,579,577
	2020	1,629,813	2,566,952	—	1,705,191	—	670,770	333,340	6,906,066
	2019	1,582,342	2,136,162	—	2,170,726	—	562,960	240,625	6,692,815
Daniel Racine President and Chief Executive Officer	2021	1,060,900	2,028,971	—	1,296,287	—	387,892	177,966	4,952,016
	2020	1,030,000	2,027,810	—	1,796,063	—	423,909	134,972	5,412,754
	2019	1,000,000	1,800,000	—	1,829,125	—	424,369	107,580	5,161,074
Jason LeBlanc Senior Vice President, Finance and Chief Financial Officer	2021	413,750	620,625	—	500,638	—	137,158	65,476	1,737,648
	2020	401,700	527,238	—	560,372	—	144,311	60,470	1,694,092
	2019	390,000	468,000	—	570,687	—	144,103	52,955	1,625,745
Yohann Bouchard Senior Vice President and Chief Operating Officer	2021	413,750	620,625	—	500,638	—	137,158	66,719	1,738,891
	2020	401,700	527,238	—	573,025	—	146,209	64,921	1,713,094
	2019	390,000	468,000	—	570,687	—	144,103	54,215	1,627,006
Gerardo Fernandez Senior Vice President, Corporate Development	2021	413,750	620,625	—	500,638	—	137,158	81,607	1,753,779
	2020	401,700	527,238	—	573,025	—	146,209	68,701	1,716,874
	2019	390,000	468,000	—	570,687	—	144,103	50,649	1,623,439

Notes
1. Salaries:
•2021 salaries for Peter Marrone, Daniel Racine, Jason Leblanc, Yohann Bouchard, and Gerardo Fernandez reflect a moderate increase of 3%, commensurate with prevailing market conditions.
•2020 salaries for Peter Marrone, Daniel Racine, Jason Leblanc, Yohann Bouchard, and Gerardo Fernandez reflect a moderate increase of 3%, commensurate with prevailing market conditions.
•2019 salary for Peter Marrone reflects a moderate increase of 2%. The increase for Daniel Racine is a result of his promotion to the role of President and CEO. The increase for Jason LeBlanc of 14.2% reflects the appropriate positioning of his base salary in relation to his transition to the CFO role. Increases for Yohann Bouchard and Gerardo Fernandez reflect adjustments that are commensurate with prevailing market conditions.

2. Share-based awards:
•2021 awards
January 11, 2022 awards were granted in US dollars. The number of units was calculated using Cdn$5.00, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7887 on January 10, 2022.

February 16, 2022 awards were granted in US dollars. The number of units was calculated using Cdn$5.62, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7849 on February 15, 2022.

	January 11 and February 16, 2022 (for entitlement in 2021)
	PSUs	RSUs	DSUs
Peter Marrone	365,333	325,659	39,674
Daniel Racine	251,801	251,801	—
Jason LeBlanc	77,021	77,021	—
Yohann Bouchard	77,021	77,021	—
Gerardo Fernandez	77,021	77,021	—

•2020 awards
January 26, 2021 awards were granted in US dollars. The number of units was calculated using Cdn$6.54, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7851 on January 25, 2021.

February 10, 2021 awards were granted in US dollars. The number of units was calculated using Cdn$6.24, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7862 on February 9, 2021.

	January 26 and February 10, 2021 (for entitlement in 2020)
	PSUs	RSUs
Peter Marrone	252,309	252,309
Daniel Racine	199,316	199,316
Jason LeBlanc	51,823	51,823
Yohann Bouchard	51,823	51,823
Gerardo Fernandez	51,823	51,823

•2019 awards
February 12, 2020 awards were granted in US dollars. The number of units was calculated using Cdn$5.20, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7523 on February 11, 2020.

	February 12, 2020 (for entitlement in 2019)
	PSUs	RSUs
Peter Marrone	292,832	292,832
Daniel Racine	242,576	242,576
Jason LeBlanc	63,070	63,070
Yohann Bouchard	63,070	63,070
Gerardo Fernandez	63,070	63,070

3. Option-based awards:
No stock options were granted to the named executives in 2019, 2020 or 2021.
4. All other compensation: Includes perquisites and other taxable benefits (some of which were not used due to the COVID-19 pandemic), but does not include DSUs, PSUs or RSUs received as dividend equivalents.

COST OF MANAGEMENT ANALYSIS

The table below shows the total compensation paid to our named executives in each of the past five years and total compensation as a percentage of EBITDA, cash flows and shareholder equity.

	Total compensation paid to the named executives	Total compensation paid to the named executives as a percentage of EBITDA[1,2]	Total compensation paid to the named executives as a percentage of operating cash flows (before changes in working capital)	Total compensation paid to the named executives as a percentage of shareholder equity
Year	($)	(%)	(%)	(%)
2021	17,761,909	1.7	2.3	0.40
2020	17,442,879	2.6	2.5	0.40
2019	16,730,078	2.1	2.8	0.40
2018	12,567,714	2.1	2.8	0.29
2017	11,896,605	2.0	2.6	0.28
Average	15,279,837	2.1	2.6	0.35

Notes
1. Non-GAAP measure. See page 95 for more information.
2. 2017-2018 and 2020 EBITDA have been adjusted to exclude discontinued operations and one-time, non-cash impairment and impairment reversal charges taken during these years.

OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

The table below shows the outstanding incentive plan awards for each named executive as of December 31, 2021. All amounts are in US dollars and have been converted from Canadian dollars based on the closing exchange rate of Cdn$1.00 = $0.7888 reported by the Bank of Canada on December 31, 2021.

Name	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Peter Marrone	—	—	—	—	1,068,687	4,488,485	12,519,251
Daniel Racine	50,944	4.18	Jan 12, 2022	1,019	911,344	3,827,645	—
Jason LeBlanc	33,316	4.18	Jan 12, 2022	666	251,478	1,056,208	—
Yohann Bouchard	—	—	—	—	254,383	1,068,409	—
Gerardo Fernandez	60,732	4.18	Jan 12, 2022	1,215	253,097	1,063,007	—

Notes
Option-based awards
•Options that were granted on January 12, 2015 at a price of Cdn$5.30 ($3.88) per share, vested one-third on January 12, 2016, one-third on January 12, 2017 and one-third on January 12, 2018, and expired on January 12, 2022.
•Value of unexercised in-the-money options is based on the difference between the option exercise price and the closing price of Yamana common shares of Cdn$5.32 ($4.20) on the TSX on December 31, 2021.

Share-based awards
•Represents PSUs, RSUs and DSUs for Mr. Marrone and RSUs and PSUs for the other named executives.
•Market or payout values are calculated using the closing price of Yamana common shares of Cdn$5.32 ($4.20) on the TSX on December 31, 2021.

Value of awards vested or earned in 2021

The table below shows the value on payout or vesting of incentive awards for the year ended December 31, 2021. All amounts are in US dollars and have been converted from Canadian dollars based on the closing exchange rate of Cdn$1.00 = $0.7888 reported by the Bank of Canada on December 31, 2021.

	Option-based awards – Value vested during the year	Share-based awards – Value vested or earned during the year	Non-equity incentive plan compensation – Value earned during the year
Name	($)	($)	($)
Peter Marrone	—	951,322	2,062,402
Daniel Racine	—	985,057	1,296,287
Jason LeBlanc	—	402,845	500,638
Yohann Bouchard	—	432,879	500,638
Gerardo Fernandez	—	428,725	500,638

Notes
Option-based awards
•Option awards are calculated using the Black-Scholes option pricing model and calculated under IFRS.
Share-based awards
•Calculated by multiplying the number of units vested by the market price of Yamana common shares on the vesting date, and then converted into US dollars using the exchange rate noted above.
•Mr. Marrone is the only named executive who has DSUs. DSUs are paid out in cash only when Mr. Marrone retires or ceases to be employed by the company.
Non-equity incentive plan compensation
•The annual cash short-term incentive paid to each named executive (see the Summary compensation table on page 84 for more information).

Value of options exercised in 2021

This table shows the stock options the named executives exercised in 2021. None were exercised in 2021.

Name	Grant date	Exercise price	# of options exercised	Share price on date of exercise	Value realized
Peter Marrone	—	—	—	—	—
Daniel Racine	—	—	—	—	—
Jason LeBlanc	—	—	—	—	—
Yohann Bouchard	—	—	—	—	—
Gerardo Fernandez	—	—	—	—	—

Equity compensation plans

The table below shows the details of our equity compensation plans for the year ended December 31, 2021.

Securities authorized for issue under equity compensation plans

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Plan category	(#)	($)	(#)
Equity compensation plans (approved by shareholders)	256,348 (options YRI) 2,210,134 (RSUs)	Cdn$5.30 (options YRI) Cdn$5.39 (RSUs)	4,953,665 (options YRI) 6,411,525 (RSUs)
Equity compensation plans (not approved by shareholders)	nil	nil	nil
Total	256,348 (options YRI) 2,210,134 (RSUs)	Cdn$5.30 (options YRI) Cdn$5.39 (RSUs)	4,953,665 (options YRI) 6,411,525 (RSUs)

The table below shows the dilution, overhang and burn rate of outstanding options for the last three fiscal years as at December 31 of each such year.

No options were granted in 2019, 2020 or 2021. We do not re-load the number of stock options available for issue (see page 90 to read more about stock options).

	2021	2020	2019
Dilution Total number of options outstanding divided by total number of common shares outstanding	0.03%	0.03%	0.14%
Overhang Total number of options available for issue plus options outstanding, divided by total number of common shares outstanding	0.54%	0.55%	0.57%
Burn rate Total number of options issued in a fiscal year, divided by total number of common shares outstanding	—%	—%	—%

The compensation committee reviews the equity incentive plans regularly as part of its oversight responsibilities for Yamana’s compensation program. Any changes must be reviewed and approved by the board.

Restricted share units

Eligibility	•Full-time employees and eligible contractors of Yamana or an affiliate
Payout	•Participants receive one Yamana common share for each RSU that vests •The market value of the common shares is based on the closing price of a Yamana common share on the TSX on the vesting date
Dividend	•Earn additional units as dividend equivalents at the same rate as dividends paid on our common shares
Transferability	•Cannot be transferred or assigned, except to an estate, and do not confer rights as a Yamana shareholder until the units vest and Yamana common shares are issued to the participant
Reserved for issue	•A total of 19.8 million common shares are reserved for issue under the plan, representing approximately 2.1% of our total issued and outstanding common shares as of March 22, 2022
Reserve pool
•As of March 22, 2022, there were 2,443,921 RSUs outstanding for the issue of common shares
•These represent approximately 0.25% of our total issued and outstanding common shares
•The total remaining shares available to be issued under the RSU plan is 6,047,232, which represents the total reserve for issue, minus the RSUs outstanding and previously vested RSUs
•The RSU plan does not re-load the number of RSUs available for issue
•If RSUs have been cancelled or terminated without a common share having been issued, the RSU will be available again. This is not re-loaded because a share has not been issued.

Amendments with approval
We or the board can make the following amendments to the plan as long as we receive shareholder and regulatory approval:
•Change the number of securities that can be issued under the plan
•Change the definition of ‘participant’, when it narrows, broadens or increases the participation of insiders
•Make a change that could significantly or unreasonably dilute our outstanding securities or provide additional benefits to participants, at our expense or the expense of our existing shareholders
•Change the non-assignability clause in section 5.03 of the plan, when it allows RSUs, or any other right or interest of a participant under the plan, to be assigned or transferred, except to an estate

Amendments without approval
The board can make any other changes to the plan without shareholder approval, including the following among others, as long as we receive the required regulatory approval:
•Housekeeping changes
•Adding or changing the vesting provisions of an RSU or the plan
•Changing the termination provisions of an RSU or the plan
•Making a change to comply with securities laws
•Making a change to ensure the RSUs granted under the plan comply with income tax and other laws in force in the country or jurisdiction the participant receiving the RSUs is a resident or citizen of

Stock options
Options to buy Yamana common shares are awarded under our share incentive plan. Awards can also include stock appreciation rights that allow the holder to terminate options in exchange for common shares. Their value is the difference between the fair value of the share and the option price per share.

Eligibility	•Employees, senior officers, directors and consultants of Yamana or an affiliate (the board’s policy is not to award stock options to non-executive directors)
Payout
•Options can be exercised after they vest but expire up to 10 years as set by the board
•The exercise price is set by the board and must not be less than the closing price of Yamana common shares on the TSX on the trading day immediately before the grant
•We have not re-priced any option awards, and we do not provide financial assistance to participants to buy common shares under the plan
•If the expiry date falls in a trading blackout period set by Yamana, the date is extended to the 10th business day after the end of the blackout period

Dividend	•Do not earn dividend equivalents
Transferability	•Cannot be transferred or assigned, except to an estate, and do not confer rights as a Yamana shareholder until the options are exercised
Reserved for issue	•Up to 24.9 million common shares may be issued for reserve under our share incentive plan, representing approximately 2.6% of our total issued and outstanding common shares as of March 22, 2022
Option pool
•As of March 22, 2022, there were no options to purchase common shares, outstanding and exercisable under the Yamana share incentive plan.
•The total remaining shares available to be issued under the Yamana share incentive plan is 5,210,013 which represents the total reserved for issue, minus the options available for exercise and the previously exercised options
•The plan does not re-load the number of stock options available for issue
•If options are surrendered, terminated or expire without being exercised, new options may be granted covering the common shares not purchased under the lapsed options. This is NOT an option re-load because a share has not been issued.

Outstanding options
•The plan provides for a total maximum reserve of 5% of our issued and outstanding common shares that can be issued to any person
•The maximum number of common shares that can be issued to insiders under all security-based compensation arrangements, is 10% of the total issued and outstanding common shares

Amendments	•Either the board or committee can change or terminate the plan at any time
Amendments with approval
•The board can make the following amendments to the plan, as long as it receives both shareholder and regulatory approval:
–Change the number of securities that can be issued under the plan
–Change the definition of ‘participant’, when it narrows, broadens or increases the participation of insiders
–Add any form of financial assistance
–Change a financial assistance provision to make it more favourable to participants
–Add a cashless exercise feature, payable in cash or securities, as long as it does not allow a deduction of the number of underlying securities from the plan reserve
–Add DSUs or RSUs or any other award vehicle that results in participants receiving securities when no cash is paid to the company
–Make a change that could significantly or unreasonably dilute our outstanding securities or provide additional benefits to participants, especially to insiders, at our expense or the expense of our existing shareholders

You can find a copy of the plan on SEDAR (www.sedar.com).

Stock option grant rates

Year	Stock options granted in the fiscal year	Total shares outstanding as at December 31 of fiscal year	Grant rate
2021	–	959,805,965	—
2020	–	952,620,947	—
2019	–	950,483,183	—

See Termination and double trigger change of control on page 91 for more information about our long-term incentive award.

RETIREMENT BENEFITS

We introduced a defined contribution pension plan for executives (executive pension plan) on January 1, 2009.

Contributions under both plans are deposited into an individual retirement account for each participant. Participants decide how they want their contributions invested based on a range of investment choices (including Yamana shares) and the percentage they allocate to each. Account values change based on the contributions and performance of the underlying investments. Future benefits or income are not guaranteed.

2021 retirement benefits
In 2021, we contributed a percentage of each participant’s annual base salary and annual cash bonus to the executive pension plan. Executive vice presidents and senior vice presidents or equivalent receive 15% of their annual base salary and annual short-term incentive award.

For 2021, we contributed 15% of the Executive Chairman's and President and CEO’s annual base salary and calculated short-term incentive award to the CEO pension plan.

The plans are non-contributory and competitive with the market. They have two components:
•group registered retirement savings plan
•non-registered retirement savings plan.

Contributions are made first to the group plan up to the maximum amount allowed by the Canada Revenue Agency ($27,830 in 2021) for the Canadian executives. Any excess is directed to the non-registered retirement savings plan. Contributions vest immediately.

The table below shows the value of each named executive’s retirement benefits under the defined contribution pension plan as of December 31, 2021.

	Accumulated value at start of year	Compensatory	Accumulated value at year end
Name	($)	($)	($)
Peter Marrone	8,887,364	613,793	9,501,157
Daniel Racine	1,595,505	387,892	1,983,397
Jason LeBlanc	735,864	137,158	873,022
Yohann Bouchard	600,148	137,158	737,306
Gerardo Fernandez	538,923	137,158	676,081

The values noted are before tax amounts. All required tax withholdings are made before contributions are made to an executive’s account.

TERMINATION AND DOUBLE TRIGGER CHANGE OF CONTROL

We have employment agreements with each named executive, either directly or through a subsidiary, that provide for payments if his or her employment is terminated. The agreements include provisions for termination or other triggering event in a change of control situation and are described on the next page.

Name	Notice period	Severance on termination	Severance on double trigger change of control	Benefits	Stock options	DSUs / RSUs / PSUs
Peter Marrone	Three months	Three times sum of annual salary plus bonus	Two times sum of annual salary plus bonus	Comparable to current medical benefits for a period of three years for termination and 0.25 times annual salary for change of control	Hold for balance of option term or receive cash for unexercised options based on formula (regardless of vesting)	Vested at time of grant (DSUs) Immediate vesting (RSUs) Survive for term (PSUs)
Daniel Racine	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs) Vested at time of grant (DSUs)
Jason LeBlanc	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs)
Yohann Bouchard	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs)
Gerardo Fernandez	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs)
Notes
Severance on termination
Paid on termination for any reason other than cause (not including a change of control).

Severance on double trigger change of control
Paid on a change of control followed by a termination or other triggering event.

Benefits
Mr. Marrone receives his benefits for three years if his employment is terminated for any reason other than for cause, and is paid at 0.25 times his annual salary on a double trigger change of control.

Other than as described above, we and our subsidiaries do not have compensatory plans or arrangements with the named executives that result in a payment following or related to a termination, resignation, retirement, change of control of Yamana or a change in responsibilities.

Estimated incremental payments on termination
The table below shows the estimated incremental amount that would have been paid to each named executive if they had been terminated without cause on December 31, 2021.

Name	Base salary ($)	Annual bonus ($)	Benefits ($)	Total ($)
Peter Marrone	5,036,250	14,942,670	44,118	20,023,038
Daniel Racine	2,121,800	3,092,350	15,664	5,229,814
Jason LeBlanc	827,500	1,061,010	15,664	1,904,174
Yohann Bouchard	827,500	1,073,663	15,664	1,916,827
Gerardo Fernandez	827,500	1,073,663	20,216	1,921,379
Total	9,640,550	21,243,356	111,326	30,995,232

All stock-based awards would vest as follows:
•DSUs and RSUs would be paid on termination
•PSUs would remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period, and be paid out in the usual way
•Stock options would remain outstanding for 24 months.

The values of RSUs, DSUs and PSUs have been calculated using Cdn$5.32 (the closing price of Yamana common shares on the TSX on December 31, 2021). Mr. Marrone is the only named executive who has DSUs.

Name	RSUs / DSUs / PSUs (Cdn$)
Peter Marrone	21,543,133
Daniel Racine	4,848,350
Jason LeBlanc	1,337,863
Yohann Bouchard	1,353,318
Gerardo Fernandez	1,346,476
Total	30,429,140

Estimated incremental payments on a double trigger change of control (a change of control followed by a termination or other triggering event)

The table below shows the estimated incremental amount that would be paid to each named executive if there had been a change of control, followed by a termination or other triggering event, on December 31, 2021. Other triggering event includes an adverse change in any of the named executive’s duties, financial entitlements, title, reporting rank, location or other matter raising a claim for constructive dismissal.

	Base salary	Annual bonus	Benefits	Total
Name	($)	($)	($)	($)
Peter Marrone	3,357,500	9,961,780	29,412	13,348,692
Daniel Racine	2,121,800	3,092,350	15,664	5,229,814
Jason LeBlanc	827,500	1,061,010	15,664	1,904,174
Yohann Bouchard	827,500	1,073,663	15,664	1,916,827
Gerardo Fernandez	827,500	1,073,663	20,216	1,921,379
Total	7,961,800	16,262,466	96,620	24,320,886

All stock-based awards would vest as follows:
•DSUs and RSUs would be paid on termination or triggering event
•PSUs would remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period, and be paid out in the usual way
•Stock options would remain outstanding for 24 months.

The values of the RSUs, DSUs and PSUs have been calculated using Cdn$5.32 (the closing price of Yamana common shares on the TSX on December 31, 2021). Mr. Marrone is the only named executive who has DSUs.

Name	RSUs / DSUs / PSUs (Cdn$)
Peter Marrone	21,543,133
Daniel Racine	4,848,350
Jason LeBlanc	1,337,863
Yohann Bouchard	1,353,318
Gerardo Fernandez	1,346,476
Total	30,429,140

How we define change of control
The terms of a change of control vary by named executive according to the terms of their employment agreements.

The board compared the triggering events under the employment agreements to several peers. While many do not disclose the first triggering event, those that did varied in practice. Several companies apply a comparable threshold to the Executive Chairman although to book value rather than net asset value, which was considered a lower threshold to achieve. The board considered that there would be circumstances in which the higher threshold applied to book value would trigger a change of control, whereas the lower threshold on net asset value would not. The board has therefore concluded that Yamana's provisions are in line with good governance practices, and meet or exceed market practices.

Peter Marrone
A change of control means any of the following:
•an event where any person, or together with its affiliates, beneficially owns or exercises control or direction over our voting securities or those of a successor company that represent at least 20% of the votes attached to all voting securities outstanding
•approval by Yamana shareholders of all necessary resolutions allowing any person, any persons acting in concert, or any person together with its affiliates to beneficially own or exercise control or direction over, our voting securities or those of a successor company that represent at least 20% of the votes attached to all voting securities outstanding, even if they have not yet been issued or transferred to that person
•the sale of at least 25% of our net assets to a person who is not affiliated with Yamana, within the meaning of the Canada Business Corporations Act, as shown on our consolidated balance sheet at the end of the last completed financial quarter, or as of the end of the last completed financial year if the sale occurs during the first quarter of a financial year
•approval by Yamana shareholders of all necessary resolutions required to allow all or substantially all of our assets to a person who is not an affiliate within the meaning of the Canada Business Corporations Act, or if Yamana:
– becomes insolvent or generally is not able to pay its debts as they become due
– confirms in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors
– is involved in any proceeding seeking:
> to adjudicate it as bankrupt or insolvent
> liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan or compromise or arrangement or other corporate proceeding involving or affecting its creditors
> relief or the appointment of a receiver, trustee or other similar official for Yamana or a substantial portion of our properties and assets, and in the case of a proceeding instituted against us, either the proceeding has not been dismissed or stayed for 30 days, or we have been granted relief or a receiver, trustee, custodian or other similar official has been appointed, or
> any corporate action that authorizes any of the above.

Daniel Racine, Jason LeBlanc, Yohann Bouchard and Gerardo Fernandez
A change of control means any of the following:
•a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of our affiliates and another corporation or other entity, that results in existing holders of our common shares holding less than 50% of the outstanding shares of the successor corporation after the transaction is completed
•the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of our assets, rights or properties or any of our subsidiaries which have a total book value that is more than 50% of the book value of those items on a consolidated basis to any person or entity (other than a disposition to a wholly-owned subsidiary of Yamana resulting from a reorganization of our assets)
•a resolution to wind up, dissolve or liquidate Yamana
•any person, entity or group of persons or entities acting jointly or in concert (an acquiror) acquires or acquires control (including the right to vote or direct the voting) of our voting securities which, when added to the voting securities registered or beneficially owned by the acquiror, would entitle the acquiror and/or its associates and/or affiliates (as defined in the Canada Business Corporations Act) to cast or to direct the casting of 20% or more of the votes attached to our outstanding voting securities which may be cast to elect directors of Yamana or the successor corporation (regardless of whether a meeting has been called to elect directors)
•the nominated directors in this circular do not constitute a majority of the board because of, or related to, a contested election of directors or a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of our affiliates and another corporation or other entity, or
•the board adopts a resolution that a change of control as defined above has occurred or is imminent.

4. Other information

Other information	95
Appendix - Charter of the Board of Directors	98

OTHER INFORMATION

Loans to directors and executive officers
We do not make personal loans or extend lines of credit to our directors or executive officers to purchase securities or for any other purpose. We did not have any loans outstanding to them or any of their associates in 2021 or as of the date of this circular.

In addition, none of our current or former directors, executive officers or employees has a loan that is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with Yamana or any of our subsidiaries.

Additional information
You can find additional financial information in our comparative financial statements and MD&A for the fiscal year ended December 31, 2021, in our 2021 annual report to shareholders and included with this circular. You can also access a copy and other information about Yamana on our website (www.yamana.com), on SEDAR (www.sedar.com) and on the SEC website (www.sec.gov).

You can also request a copy from our Senior Vice President, General Counsel and Corporate Secretary by calling 416-815-0220 or sending an email to investor@yamana.com.

About non-GAAP financial performance measures

Yamana has included certain non-GAAP financial performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net free cash flow; and
•Average realized price per ounce of gold/silver sold

Yamana believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The reconciliations to the above-noted non-GAAP financial performance measures to the most directly comparable measure reported in the Consolidated Financial Statements can be found in our MD&A for the year ended December 31, 2021.

GEO production and sales
Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

Cash costs and all-in sustaining costs
Yamana discloses “cash costs” because it understands that certain investors use this information to determine our ability to generate earnings and cash flows for use in investing and other activities. Yamana believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of cash costs and all-in sustaining costs ("AISC"), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms "cash costs per GEO sold" and "AISC per GEO sold" do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. Yamana believes that such measure provides useful information about its underlying Cash costs of operations. Cash costs are computed on a weighted average basis as follows:

•Cash costs per GEO sold - The total costs used as the numerator of the unitary calculation represent cost of sales excluding DDA, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing Yamana's management and stakeholders to assess net costs of precious metal sales. These costs are then divided by GEO sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent cash costs (as defined above), and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of Yamana's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. AISC are computed on a weighted average basis as follows:

•AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities but net of by-product revenue credits from sales of copper and zinc.

Net free cash flow
Yamana uses the financial measure "net free cash flow", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements. Net free cash flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. Yamana believes that in addition to conventional measures prepared in accordance with IFRS, Yamana and certain investors and analysts use this information to evaluate Yamana's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of net free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net free cash flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements and other cash flows not related to current period production, less non-discretionary items such as sustaining capital expenditures, interest paid, payment of lease liabilities, and cash used in other financing activities.

Average realized metal prices
Yamana uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement its consolidated financial statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Yamana believes that in addition to conventional measures prepared in accordance with IFRS, Yamana and certain investors and analysts use this information to evaluate Yamana’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound.

Forward-looking statement advisory
This circular contains forward-looking statements and forward-looking information under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to Yamana’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as plan, expect, budget, target, project, intend, believe, anticipate, estimate and other similar words, or statements that certain events or conditions may or will occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include Yamana’s expectations in connection with the production and exploration, development and expansion plans at Yamana's projects being met, the impact of proposed optimizations at Yamana’s projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, goal of meeting the 40% threshold of female directors, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the US Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in Yamana’s hedging program, changes in accounting policies, Yamana’s investments and development of infrastructure improvements to enhance community relations in the locations where it operates and the further development of the social responsibility programs, the payment of any future dividends, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, expectations regarding the effects of COVID-19, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in Yamana’s Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and Yamana’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission. Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of providing information about management’s current expectations and plans.

Appendix
Charter of The Board of Directors
Dated as of January 11, 2022

1. General

The Board of Directors (the “Board”) is responsible for the stewardship of Yamana Gold Inc. (the “Company”), for the general supervision of the management of the business and affairs of the Company and its subsidiaries (the “Group”), and for acting in the best interests of the Company and its shareholders.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its Group operations.

The Board discharges its responsibilities directly and through the delegation to its standing committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Sustainability Committee. In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties such as the Opportunities and Risks Committee. Each committee shall have its own charter. The Board shall meet as frequently as the Board considers necessary, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Group. Meetings shall be in person or by audio or video conference or such other electronic facility as provides electronic means of attendance and participation in the meeting. Meetings of the Board will also include in camera meetings of the independent members of the Board without management being present.

2. Composition

The Board shall be constituted at all times of a majority of “independent directors” in accordance with applicable legal requirements, including the requirements of National Policy 58-201 Corporate Governance Guidelines and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time.

In addition, at least three of the independent directors shall be “independent” in accordance with applicable legal requirements for service on an audit committee.

3. Responsibilities

The Board’s responsibilities shall include:

•Succession planning for short, medium and long-term including the selection, appointment, oversight of training, monitoring performance and evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•Provide oversight and input into the development of the Company’s long term business strategies and review and monitor progress in executing those strategies, and approve at least annually, a strategic plan that takes into account business opportunities and business risks identified by the Board, the Audit Committee, or the Opportunities and Risk Committee and monitoring performance against such plans.

•Provide strategic direction to senior management and ensure that the necessary financial and human resources are in place to meet the Group’s objectives.

•Overseeing the reporting of the Company’s financial performance to shareholders on a timely and regular basis, and in accordance with all applicable laws and regulations, and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company including reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, the annual information form and the management information circular.

•Reviewing, monitoring and assessing the Company’s management of enterprise risks, including operational, audit and financial, regulatory, governance, reputational, cybersecurity, sustainability and health and safety, and evaluating risk appetite and any change to the risk strategy.

•Enhancing congruence between shareholder expectations, Company plans and management performance.

•Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including but not limited to, the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

•Evaluating, with the Executive Chairman and the Chief Executive Office, how a culture of integrity can be established beginning with the Board of Directors and throughout the organization.

•The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•Ensuring that this Charter is disclosed on an annual basis to the shareholders in the Company’s management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on the Company’s website.

•Obtaining periodic reports from management on the Company’s and Group’s operations.

•Performing such other functions as prescribed by law or assigned to the Board in the Company’s constating documents and by-laws.

•The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; (iii) compensation of officers and senior employees; and (iv) sustainability.

•With the assistance of the Corporate Governance and Nominating Committee:

–Developing the Company’s approach to corporate governance.

–Reviewing the composition of the Board and ensuring it respects its independence criteria and has the right skillsets to meet the needs of the Company.

–The assessment, at least annually, of the effectiveness and performance of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

–Reviewing and approving annual disclosure of the Company’s corporate governance policies.

–Ensuring that an appropriate review selection process for new nominees to the Board is in place and identifying and recommending candidates to the Board who meet the selection criteria.

–Overseeing (a) the development and implementation of orientation programs for new directors; and (b) continuing education for all directors.

–Approving and revising periodically the Company’s Code of Conduct (the “Code”) and other corporate governance policies (“Policies”), ensure management has established a system to enforce the Code and Policies and monitor compliance with each.

•With the assistance of the Audit Committee:

–Ensuring the integrity of the Company’s internal controls and management information systems.

–Ensuring the Company's ethical behaviour and compliance with laws and regulations, audit and accounting principles and guidance and the Company's own governing documents.

–Identifying the principal and emerging risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

–Reviewing the Company’s insurance program to ensure adequacy of coverage.

–Reviewing and approving significant accounting and financial matters and the provision of direction to management on these matters.

–Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

–Assessing the independence, efficacy, effectiveness and quality of audit of the auditors.

•With the assistance of the Compensation Committee:

–Reviewing and approving corporate goals and objectives relevant to the Executive Chairman and the Chief Executive Officer’s (“CEO”) compensation, evaluating the Executive Chairman and the CEO’s performance in light of those corporate goals and objectives, and recommending to the Board with respect to the Executive Chairman and the CEO’s compensation level based on this evaluation.

–Reviewing and approving named executive officer and director compensation, incentive-compensation plans and equity-based plans.

–Reviewing executive compensation disclosure before the Company publicly discloses such information.

•With the assistance of the Sustainability Committee:

–Reviewing and monitoring the sustainability, health, safety and environment policies and activities of the Company on behalf of the Board to ensure that the Company is in compliance with applicable laws and legislation.

–Reviewing and approving annual disclosure of the Company’s sustainability, health, safety and environmental policies and activities.

–Developing a corporate culture of environmental responsibility and awareness as to the importance of health and safety.

4. Miscellaneous

The members of the Board are expected to attend all meetings of the Board of Directors unless prior notification of absence is provided.

The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

The Board shall provide contact information on the website of the Company of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feedback received.